Filed pursuant to Rule 424(B)(3)
SEC File No. 333-173308

WINDSTREAM CORPORATION

Offer to Exchange

$450,000,000 aggregate principal amount of 7.75% Senior Notes Due 2021 for

$450,000,000 aggregate principal amount of 7.75% Senior Notes Due 2021 that have been registered under the Securities Act of 1933, as amended

The exchange offer will expire at 5:00 p.m.,

New York City time, on May 13, 2011, unless earlier terminated or extended.

Windstream Corporation hereby offers, upon the terms and subject to the conditions set forth in this prospectus (which constitute the “exchange offer”), to exchange up to $450,000,000 aggregate principal amount of its registered 7.75% Senior Notes due 2021, which it refers to as the “exchange notes,” for a like principal amount of its outstanding 7.75% Senior Notes due 2021, which it refers to as the “original notes.” The term “note” or “notes” in this prospectus refer collectively to the original notes and the exchange notes. The “original notes” consist of $450,000,000 aggregate principal amount of 7.75% Senior Notes due 2021 issued on March 28, 2011. The terms of the exchange offer are summarized below and are more fully described in this prospectus.

The terms of the exchange notes are substantially identical to the terms of the original notes in all material respects, except that the exchange notes are registered under the Securities Act of 1933, as amended, or the Securities Act, and the transfer restrictions, registration rights and additional interest provisions applicable to the original notes do not apply to the exchange notes.

Windstream Corporation will accept for exchange any and all original notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on May 13, 2011, unless earlier terminated or extended.

You may withdraw tenders of original notes at any time prior to the expiration of the exchange offer.

Neither Windstream Corporation nor any of the subsidiary guarantors will receive any proceeds from the exchange offer.

The exchange of original notes for exchange notes generally will not be a taxable event for U.S. federal income tax purposes.

The exchange notes will be fully and unconditionally guaranteed on a senior basis by the subsidiaries of Windstream Corporation that currently guarantee Windstream’s senior secured credit facilities.

Windstream Corporation does not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system.

You should consider carefully the “Risk Factors” beginning on page 11 of this prospectus before participating in the exchange offer.

We are making the exchange offer described in this prospectus in reliance on the position of the staff of the Securities and Exchange Commission set forth in the Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991), Shearman & Sterling, SEC no-action letter (July 2, 1993), and similar no action letters issued to third parties.

Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. By so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where the original notes were acquired by the broker-dealer as a result of market-making activities or other trading activities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes to be distributed in the exchange offer or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 8, 2011.

The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies. No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offer contained herein and, if given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in our affairs or that of our subsidiaries since the date hereof.

This prospectus incorporates important business and financial information about Windstream Corporation and the guarantors that is not included in or delivered with this prospectus. Windstream Corporation will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the information incorporated by reference in this prospectus, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests for such copies should be directed to Windstream Corporation, 4001 Rodney Parham Road, Little Rock, Arkansas 72212-2442, attention John P. Fletcher, Esq. To obtain timely delivery, you must request the information no later than five business days before May 13, 2011, the expiration date of the exchange offer.

The notes initially will be represented by permanent global certificates in fully registered form without coupons and will be deposited with a custodian for, and registered in the name of, a nominee of The Depository Trust Company, New York, New York, or DTC, as depositary.

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NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ANNOTATED, 1955, AS AMENDED, WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

INDUSTRY AND MARKET DATA

We obtained the market and competitive position data used throughout this prospectus from our own research, surveys or studies conducted by third parties and industry or general publications. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified such data and we make no representation as to the accuracy of such information. Similarly, we believe our internal research is reliable, but it has not been verified by any independent sources.

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PROSPECTUS SUMMARY

Except as otherwise indicated, in this prospectus, “Windstream,” “the company,” “we,” “us” and “our” refer to Windstream Corporation and its consolidated subsidiaries. This summary highlights selected information contained elsewhere in this prospectus or incorporated by reference into this prospectus. This summary may not contain all of the information that you should consider before exchanging any of the notes. You should read the entire prospectus carefully, including the section entitled “Risk Factors” in this prospectus and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which is incorporated herein by reference, before making a decision to exchange the notes.

Business Overview

Windstream is a leading communications and technology solutions provider, specializing in complex data, high-speed Internet access, voice and transport services to customers in 29 states. We provide a variety of solutions, including IP-based voice and data services, multiprotocol label switching networking, data center and managed services, hosting services and communications systems to businesses and government agencies. We operate an extensive local and long-haul network, including 60,000 route miles of fiber, used to deliver voice and data traffic of Windstream, as well as other carriers on a wholesale basis. We also provide high-speed Internet, voice, and digital television services to residential customers primarily located in rural areas.

Our telecommunications services are offered in the following 29 states: Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Nebraska, New Mexico, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, West Virginia and Wisconsin.

As of December 31, 2010, we provided service to approximately 3.3 million access lines, approximately 1.3 million high-speed Internet customers and approximately 433,500 digital satellite television customers. For the twelve months ended December 31, 2010, we generated revenues of approximately $3,712.0 million, operating income of approximately $1,030.3 million and net income of approximately $310.7 million.

For a further discussion of our business, we urge you to read our Form 10-K, which is incorporated by reference herein. See “Where You Can Find More Information.”

Recent Developments

Increase of Revolving Line of Credit

On March 18, 2011, we increased the capacity under our senior secured revolving credit facility from $750.0 million to $1,250.0 million. The commitments under our senior secured revolving credit facility will terminate on July 17, 2013.

Issuance of 2023 Notes

On March 16, 2011, we announced the completion of a private placement of $600.0 million in aggregate principal amount of 7.50% senior, unsecured notes due 2023 (the “2023 Notes”). We used the net proceeds of the 2023 Note offering together with the net proceeds of the original note offering and borrowings under our revolving line of credit to pay the consideration in connection with our previously announced tender offer (the “Tender Offer”) to purchase for cash up to $1,100.0 million aggregate principle amount of our outstanding 8.625% Senior Notes due 2016 (the “2016 Notes”), including any accrued and unpaid interest on the tendered 2016 Notes, together with related fees and expenses. In order to satisfy our obligations under a registration rights agreement we entered into with the initial purchasers of the 2023 Notes, we are required to consummate an offer to exchange the 2023 Notes for registered, publicly tradable notes that have substantially identical terms as the 2023 Notes or, alternatively, to file a shelf registration statement that is declared effective, in each case, on or before October 12, 2011. See “Description of other Indebtedness—Indebtedness Issued Directly by Windstream.”

Tender Offer for 2016 Notes

On March 29, 2011, the expiration date of the Tender Offer, an aggregate principal amount of $1,036.3 million of outstanding 2016 Notes had been validly tendered and not validly withdrawn, representing approximately 59.4% of the outstanding aggregate principal amount of the 2016 Notes. We used the net proceeds of the 2021 Notes offering, together with the net proceeds of the 2023 Notes offering and borrowings under our revolving line of credit, to pay the consideration in connection with the Tender Offer, together with accrued and unpaid interest on the 2016 Notes tendered and accepted in the Tender Offer, as well as related fees and expenses.

Additionally, on March 30, 2011, following expiration of the Tender Offer, we purchased in a privately-negotiated transaction an additional aggregate principal amount of $125.0 million of outstanding 2016 Notes plus accrued interest. We used borrowings under our revolving line of credit to pay the consideration for the privately-negotiated purchase of the 2016 Notes.

Pension Contribution

On February 28, 2011, we contributed 4.9 million shares of our common stock to the Windstream Pension Plan to be held by the Windstream Master Trust. At the time of the contribution, these shares had an appraised value, as determined by a third party valuation firm that is not affiliated with us, of approximately $60.6 million.

Issuance of 2020 Notes

On October 6, 2010, we announced the completion of a private placement of $500 million in aggregate principal amount of 7.75% senior, unsecured notes due 2020 (the “2020 Notes”). We used the proceeds of the 2020 Note offering together with cash on hand to finance the acquisition of Q-Comm Corporation. On November 26, 2010, we completed an offer to exchange the 2020 Notes for registered, publicly tradable notes that have substantially identical terms as the 2020 Notes.

On January 24, 2011, we announced the completion of a private placement of an additional $200.0 million in aggregate principal amount of 7.75% Senior Notes due 2020 (the “Additional 2020 Notes”). We used the proceeds of the Additional 2020 Notes offering, together with $220.0 million of borrowings under our revolving line of credit, to retire the Valor Notes (defined below). In order to satisfy our obligations under a registration rights agreement we entered into with the initial purchasers of the Additional 2020 Notes, we are required to consummate an offer to exchange the Additional 2020 Notes for registered, publicly tradable notes that have substantially identical terms as the Additional 2020 Notes or, alternatively, to file a shelf registration statement that is declared effective, in each case, on or before August 22, 2011. See “Description of other Indebtedness—Indebtedness Issued Directly by Windstream.”

Retirement of Valor Notes

Proceeds from the issuance of the Additional 2020 Notes were used, together with $220.0 million of borrowings under our revolving line of credit, to retire, effective as of February 23, 2011, the $400 million in aggregate principal amount of 7.75% Senior Notes due 2015 (the “Valor Notes”) issued by our subsidiaries Valor Telecommunications Enterprises LLC and Valor Telecommunications Finance Corp, including all accrued and unpaid interest on the Valor Notes and related fees and expenses, at a total of approximately $426.0 million.

Additional Information

Our principal executive offices are located at 4001 Rodney Parham Road, Little Rock, Arkansas 72212-2442. Our telephone number is (501) 748-7000. Our internet address is windstream.com. Information on, or accessible through, our website is not part of or incorporated by reference into this prospectus.

SUMMARY OF THE EXCHANGE OFFER

On March 28, 2011, we completed the private placement of $450,000,000 aggregate principal amount of the original notes. As part of this offering, we entered into a registration rights agreement with the initial purchasers of the original notes, dated as March 28, 2011, referred to herein as the registration rights agreement, in which we agreed, among other things, to deliver this prospectus to you and to complete an exchange offer for the original notes. Below is a summary of the exchange offer.

Notes Offered	Up to $450,000,000 aggregate principal amount of 7.75% Senior Notes due 2021, which have been registered under the Securities Act. The form and terms of these exchange notes are identical in all material respects to those of the original notes except that the exchange notes are registered under the Securities Act and the transfer restrictions, registration rights and additional interest provisions applicable to the original notes do not apply to the exchange notes.

The Exchange Offer	We are offering to exchange up to $450,000,000 principal amount of our 7.75% Senior Notes due 2021 that have been registered under the Securities Act for a like principal amount of the original notes outstanding. You may only exchange outstanding notes in denominations of $2,000 and higher integral multiples of $1,000. We will issue exchange notes as soon as practicable after the expiration of the exchange offer.

In order to be exchanged, an original note must be properly tendered and accepted. All original notes that are validly tendered and not withdrawn prior to 5:00 p.m. New York City time on the expiration date will be exchanged. As of the date of this prospectus, there are $450,000,000 aggregate principal amount of original notes outstanding.

The $450,000,000 aggregate principal amount of the original notes was offered under the Indenture.

Expiration Date; Tenders	The exchange offer will expire at 5:00 p.m., New York City time, on May 13, 2011, unless we earlier terminate or extend the exchange offer in our sole discretion. By tendering your original notes, you represent that:

•	you are neither Windstream’s “affiliate” (as defined in Rule 405 under the Securities Act) nor a broker-dealer tendering notes acquired directly from us for our own account;

•	any exchange notes you receive in the exchange offer are being acquired by you in the ordinary course of business;

•

at the time of commencement of the exchange offer, neither you nor, to your knowledge, anyone receiving exchange notes from you, has any arrangement or understanding with any person to participate in the distribution, as defined in the Securities Act, of the original notes or the exchange notes in violation of the Securities Act;

•

if you are not a participating broker-dealer, you are not engaged in, and do not intend to engage in, the distribution, as defined in the Securities Act, of the original notes or the exchange notes; and

•

if you are a broker-dealer, you will receive the exchange notes for your own account in exchange for the original notes that you acquired as a result of your market-making or other trading activities and you will deliver a prospectus in connection with any resale of the exchange notes that you receive. For further information regarding resales of the exchange notes by participating broker-dealers, see the discussion under the caption “Plan of Distribution.”

Accrued Interest	The exchange notes will bear interest from the most recent date to which interest has been paid on the original notes, or if no such interest has been paid, from March 28, 2011. If your original notes are accepted for exchange, you will receive interest on the exchange notes and not on the original notes. Any original notes not tendered will remain outstanding and continue to accrue interest according to their terms.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions. We may assert or waive these conditions in our sole discretion. See “The Exchange Offer—Conditions to the Exchange Offer” for more information regarding conditions to the exchange offer.

Procedures for Tendering Original Notes	A tendering holder must, on or prior to the expiration date, transmit an agent’s message to the exchange agent at the address listed in this prospectus. See “The Exchange Offer—Procedures for Tendering.”

Special Procedures for Beneficial Holders	If you are a beneficial holder of original notes that are registered in the name of your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender in the exchange offer, you should promptly contact the person in whose name your original notes are registered and instruct that person to tender on your behalf. See “The Exchange Offer—Procedures for Tendering.”

Withdrawal Rights	Tenders may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date.

Acceptance of Original Notes and Delivery of Exchange Notes	Subject to the conditions stated in the section “The Exchange Offer—Conditions to the Exchange Offer” of this prospectus, we will accept for exchange any and all original notes which are properly tendered in the exchange offer before 5:00 p.m., New York City time, on the expiration date. The exchange notes will be delivered as soon as practicable after the expiration date. See “The Exchange Offer—Terms of the Exchange Offer.”

Regulatory Approvals	Other than the federal securities laws, there are no federal or state regulatory requirements that we must comply with and there are no approvals that we must obtain in connection with the exchange offer.

Appraisal Rights	Holders of original notes do not have dissenters’ rights or appraisal rights in connection with the exchange offer. See “The Exchange Offer—Appraisal Rights” on page 35.

Material U.S. Federal Tax Consequences	Your exchange of original notes for exchange notes pursuant to the exchange offer generally will not be a taxable event for U.S. federal income tax purposes. See “Certain Material United States Federal Income Tax Consequences” beginning on page 81.

Exchange Agent	U.S. National Bank Association is serving as exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are listed under the heading “The Exchange Offer—Exchange Agent.”

Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes in the exchange offer. We have agreed to pay all expenses incidental to the exchange offer other than commissions and concessions of any broker or dealer and certain transfer taxes and will indemnify holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

Resales	Based on interpretations by the staff of the Securities and Exchange Commission, or the SEC, as detailed in a series of no-action letters issued to third parties, we believe that the exchange notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:

•	you are acquiring the exchange notes in the ordinary course of your business;

•	you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in a distribution of the exchange notes; and

•	you are neither an affiliate of Windstream nor a broker-dealer tendering notes acquired directly from us for your own account.

If you are an affiliate of Windstream, are engaged in or intend to engage in or have any arrangement or understanding with any person to participate in the distribution of the exchange notes:

•	you cannot rely on the applicable interpretations of the staff of the SEC;

•	you will not be able to tender your original notes in the exchange offer; and

•

you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the notes unless such sale or transfer is made pursuant to an exemption from such requirements.

Each broker or dealer that receives exchange notes for its own account in exchange for original notes that were acquired as a result of market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any offer to resell, resale, or other transfer of the exchange notes issued in the exchange offer, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of the exchange notes.

Furthermore, any broker-dealer that acquired any of its original notes directly from Windstream:

•

may not rely on the applicable interpretation of the staff of the SEC’s position contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991), and Shearman & Sterling, SEC no-action letter (July 2, 1993); and

•	must also be named as a selling holder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

As a condition to participation in the exchange offer, each holder will be required to represent that it is not Windstream’s affiliate or a broker-dealer that acquired the original notes directly from Windstream.

Consequences of Not Exchanging Original Notes	Original notes that are not tendered, or that are tendered but not accepted, will be subject to their existing transfer restrictions. We will have no further obligation, except under limited circumstances, to provide for registration under the Securities Act of the original notes. See “The Exchange Offer—Consequences of Exchanging or Failing to Exchange the Original Notes.”

Risk Factors	See “Risk Factors” and the other information in this prospectus for a discussion of factors you should carefully consider before deciding to exchange the notes.

SUMMARY OF THE TERMS OF THE EXCHANGE NOTES

The following is a summary of the terms of the exchange notes. The form and terms of these exchange notes are identical in all material respects to those of the original notes except that the exchange notes are registered under the Securities Act and the transfer restrictions, registration rights and additional interest provisions applicable to the original notes do not apply to the exchange notes. The exchange notes will evidence the same aggregate debt as the original notes and will be governed by the same indenture. When we refer to the terms of “note” or “notes” in this prospectus, we are referring collectively to the original notes and the exchange notes. For a more complete description of the terms of the exchange notes, see “Description of the Exchange Notes” in this prospectus.

Issuer	Windstream Corporation, a Delaware corporation.

Notes Offered	$450,000,000 aggregate principal amount of 7.75% senior notes due 2021.

Maturity Date	The notes will mature on October 1, 2021.

Interest Payment Dates	Interest on the notes will be paid on April 1 and October 1, beginning on October 1, 2011.

Guarantees	Each of our domestic subsidiaries that guarantee our senior secured credit facilities or that guarantee other debt in the future will guarantee the notes on a senior basis.

Ranking	The notes will be our general unsecured unsubordinated obligations. Accordingly, they will rank:

•	equally with all of our existing and future unsecured unsubordinated debt;

•

effectively subordinated to our existing and future secured debt to the extent of the assets securing such debt, including all borrowings under our senior secured credit facilities and certain of our existing notes;

•	senior in right of payment to any of our future subordinated debt; and

•	structurally subordinated to all of the liabilities of our non-guarantor subsidiaries, including trade payables.

The guarantees will be general unsecured, unsubordinated obligations of the guarantors. Accordingly, they will rank:

•	equally with all of the guarantors’ existing and future unsecured unsubordinated debt;

•

effectively subordinated to the guarantors’ existing and future secured debt to the extent of the assets securing such debt, including the guarantees by the guarantors of obligations under our secured credit facilities and certain of our existing notes; and

•	senior in right of payment to any of the guarantors’ future subordinated debt.

As of December 31, 2010 and for the twelve months then ended, our non-guarantor subsidiaries represented approximately 74% of our revenue, operating income and total assets.

Optional Redemption	We may redeem some or all of the notes on or after October 1, 2016 at redemption prices described in this prospectus, together with accrued and unpaid interest.

We may redeem some or all of the notes at any time prior to October 1, 2016, at a redemption price equal to 100% of their principal amount, plus a make-whole premium, together with accrued and unpaid interest.

In addition, at any time prior to October 1, 2014, we may use the proceeds of certain equity offerings to redeem up to 35% of the aggregate principal amount of the notes, including any permitted additional notes, at a redemption price equal to 107.75% of the principal amount.

Change of Control	If we experience specific kinds of changes in control, we must offer to purchase the notes at 101% of their face amount, plus accrued and unpaid interest.

Certain Covenants	The Indenture governing the notes, among other things, limits our ability and the ability of our restricted subsidiaries to:

•	borrow money or sell preferred stock;

•	create liens;

•	pay dividends on or redeem or repurchase stock;

•	make certain types of investments;

•	sell stock in our restricted subsidiaries;

•	restrict dividends or other payments from subsidiaries;

•	enter into transactions with affiliates;

•	issue guarantees of debt; and

•	sell assets or merge with other companies.

These covenants contain important exceptions, limitations and qualifications. At any time that the notes are rated investment grade, certain covenants will be terminated. For more details, see “Description of the Exchange Notes.”

No Established Trading Market	The notes will not be listed on any securities exchange or on any automated dealer quotation system. We cannot assure you that an active or liquid trading market for the notes will develop. If an active or liquid trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Risk Factors	You should carefully consider the risk factors set forth under the caption “Risk Factors” and the other information in this prospectus for a discussion of factors you should carefully consider before deciding to exchange the notes. See “Risk Factors” beginning on page 11.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 were 1.9, 2.3, 2.7, 3.6 and 4.3, respectively. See “Ratio of Earnings to Fixed Charges.”

RISK FACTORS

You should carefully consider the following risk factors in addition to the other information included in this prospectus before tendering your original notes in the exchange offer. In addition, you should carefully consider the matters discussed under “Risk Factors” in our Form 10-K and in other documents that are subsequently filed with the SEC, which are incorporated by reference into this prospectus. If any of the following risks actually occur, our business, financial condition, prospects, results of operations or cash flow could be materially and adversely affected. Additional risks or uncertainties not currently known to us, or that we currently deem immaterial, may also impair our business operations. We cannot assure you that any of the events discussed in the risk factors below will not occur and if such events do occur, you may lose all or part of your original investment in the notes. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-Looking Statements.”

Risks Related to the Exchange Offer

You may have difficulty selling the original notes that you do not exchange.

If you do not exchange your original notes for exchange notes pursuant to the exchange offer, the original notes you hold will continue to be subject to the existing transfer restrictions. The original notes may not be offered, sold or otherwise transferred, except in compliance with the registration requirements of the Securities Act, pursuant to an exemption from registration under the Securities Act or in a transaction not subject to the registration requirements of the Securities Act, and in compliance with applicable state securities laws. We do not anticipate that we will register the original notes under the Securities Act. After the exchange offer is consummated, the trading market for the remaining untendered original notes may be small and inactive. Consequently, you may find it difficult to sell any original notes you continue to hold because there will be fewer original notes of such series outstanding.

If you do not exchange your original notes in the exchange offer, you will no longer be entitled to an increase in interest payments on original notes that the Indenture provides for if we fail to complete the exchange offer.

Once the exchange offer has been completed, holders of outstanding original notes will not be entitled to any increase in the interest rate on their original notes that the Indenture governing the notes provides for if we fail to complete the exchange offer. Holders of original notes will not have any further rights to have their original notes registered, except in limited circumstances, once the exchange offer is completed.

Some holders of the exchange notes may be required to comply with the registration and prospectus delivery requirements of the Securities Act.

If you exchange your original notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, you may be deemed to have received restricted securities and, if so, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

In addition, a broker-dealer that purchased original notes for its own account as part of market-making or trading activities must deliver a prospectus when it sells the exchange notes it received in the exchange offer. Our obligation to make this prospectus available to broker-dealers is limited. We cannot assure you that a proper prospectus will be available to broker-dealers wishing to resell their exchange notes.

Failure to comply with the exchange offer procedures could prevent a holder from exchanging its original notes.

Holders of the original notes are responsible for complying with all exchange offer procedures. The issuance of exchange notes in exchange for original notes will only occur upon completion of the procedures described in this prospectus under “The Exchange Offer.” Therefore, holders of original notes who wish to exchange them for exchange notes should allow sufficient time for timely completion of the exchange procedure. Neither Windstream nor the exchange agent are obligated to extend the offer or notify you of any failure to follow the proper procedure.

Risks Related to the Exchange Notes

Our substantial debt could adversely affect our cash flow and prevent us from fulfilling our obligations under the notes.

After giving pro forma effect to the issuance of the notes and the use of the proceeds therefrom, together with related borrowings under our revolving line of credit, the 2023 Notes offering and the use of the proceeds therefrom and the Additional 2020 Notes offering and the use of the proceeds therefrom, we would have had approximately $7.5 billion of consolidated debt as of December 31, 2010.

Our substantial amount of debt could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations under the notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our debt, thereby limiting the availability of our cash flow to fund future capital expenditures, working capital and other general corporate requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and the telecommunications industry;

•	place us at a competitive disadvantage compared with competitors that have less debt; and

•	limit our ability to borrow additional funds, even when necessary to maintain adequate liquidity.

Further, a substantial portion of our debt, including borrowings under our senior secured credit facilities, bears interest at variable rates. If market interest rates increase, variable-rate debt will create higher debt service requirements, which could adversely affect our cash flow. While we may enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.

In addition to our debt, we have significant contractual obligations, as discussed in “Management’s Discussion and Analysis of Results of Operations and Financial Condition” incorporated by reference herein.

Despite our substantial debt, we or our subsidiaries may still be able to incur significantly more debt. This could further exacerbate the risks associated with our substantial debt.

We or our subsidiaries may be able to incur additional debt in the future. The terms of our senior secured credit facilities, the Indenture and the agreements governing our other debt will allow us to incur substantial amounts of additional debt, subject to certain limitations. If additional debt is added to our current debt levels, the related risks we could face would be magnified.

The agreements governing our debt, including the notes and our senior secured credit facilities, contain various covenants that impose restrictions on us that may affect our ability to operate our business and to make payments on the notes.

The agreements governing our senior secured credit facilities, the Indenture governing the notes and the agreements governing our other debt each impose operating and financial restrictions on our activities. These restrictions include compliance with or maintenance of certain financial tests and ratios, including minimum interest coverage ratio and maximum leverage ratio, and limit or prohibit our ability to, among other things:

•	incur additional debt and issue preferred stock;

•	create liens;

•	redeem and/or prepay certain debt;

•	pay dividends on our stock or repurchase stock;

•	make certain investments;

•	engage in specified sales of assets;

•	enter into transactions with affiliates;

•	enter new lines of business;

•	engage in consolidation, mergers and acquisitions;

•	make certain capital expenditures; and

•	pay dividends and make other distributions.

These restrictions on our ability to operate our business could seriously harm our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities.

Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants and maintain these financial tests and ratios. Failure to comply with any of the covenants in our existing or future financing agreements would result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit debt holders to accelerate the maturity for the debt under these agreements and to foreclose upon any collateral securing the debt and to terminate any commitments to lend. Under these circumstances, we might have insufficient funds or other resources to satisfy all our obligations, including our obligations under the notes. In addition, the limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing.

The notes are effectively subordinated to our secured debt and that of the guarantors.

The notes, and each guarantee of the notes, are unsecured and therefore are effectively subordinated to any of our secured debt and that of the guarantors to the extent of the assets securing such debt. In the event of a bankruptcy or similar proceeding, the assets which serve as collateral for any secured debt will be available to satisfy the obligations under the secured debt before any payments are made on the notes. As of December 31, 2010, after giving pro forma effect to the issuance of the notes and the use of the proceeds therefrom, together with related borrowings under our revolving line of credit, the issuance of the 2023 Notes and the use of the proceeds therefrom and the issuance of the Additional 2020 Notes and the use of the proceeds therefrom, we had approximately $2.2 billion of secured debt outstanding.

In addition, as of December 31, 2010, after giving pro forma effect to the issuance of the notes and the use of the proceeds therefrom, the issuance of the 2023 Notes and the use of the proceeds therefrom, the issuance of the Additional 2020 Notes and the use of the proceeds therefrom, related borrowings under our revolving line of credit and the increase of our revolving line of credit by $500.0 million, we had approximately $777.8 million of availability under our senior secured revolving credit facility and can request up to an additional $850.0 million of commitments, loans or other extensions of credit under the optional incremental facility of our credit agreement. See “Description of Other Indebtedness—Indebtedness Issued Directly by Windstream—Senior Credit Facilities.” The notes are effectively subordinated to any borrowings under our senior secured credit facilities and certain of our existing notes. The Indenture governing the notes and the terms of our senior secured credit facilities allow us to incur a substantial amount of additional secured debt in certain circumstances.

Not all of our subsidiaries are required to guarantee the notes, and the assets of any non-guarantor subsidiaries may not be available to make payments on the notes as your claims in respect of the notes will be effectively subordinated to all of the liabilities of any of our subsidiaries that is not a guarantor.

Subsidiaries of the company that currently guarantee our senior secured credit facilities also guarantee the notes. However, most of our regulated subsidiaries do not guarantee the senior secured credit facilities and those subsidiaries do not guarantee the notes. As of December 31, 2010, the non-guarantor subsidiaries held approximately 74% of our total assets. In addition, for the year ended December 31, 2010, the non-guarantors contributed approximately 74% of our total revenue and operating income. All of our future unrestricted subsidiaries, and any of our future restricted subsidiaries that do not guarantee our senior secured credit facilities, will not be required to guarantee the notes, and under certain circumstances the guarantees of a note may be released. See “Description of the Notes—Certain Covenants–Guarantees.”

In the event that any of our non-guarantor subsidiaries becomes insolvent, liquidates, reorganizes, dissolves or otherwise winds up, holders of the debt and trade creditors of such non-guarantor subsidiaries will be entitled to payment on their claims from the assets of that subsidiary before any of those assets are made available to us or any guarantors. Consequently, your claims in respect of the notes will be structurally subordinated to all of the liabilities of any of our subsidiaries that is not a guarantor, including trade payables. In addition, the Indenture, subject to certain limitations, permits our subsidiaries to incur additional indebtedness and does not contain any limitation on the amount of other liabilities, such as trade payables, that our subsidiaries may incur.

To service our debt and meet our other cash needs, we will require a significant amount of cash, which may not be available.

Our ability to make payments on, or repay or refinance, our debt, including the notes, and to fund planned capital expenditures, dividends and other cash needs will depend largely upon our future operating performance. Our future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt will depend on the satisfaction of the covenants in our senior secured credit facilities and our agreements governing our other debt, including the Indenture governing the notes, and other agreements we may enter into in the future. Specifically, we will need to maintain specified financial ratios and satisfy financial condition tests. It is our current practice to pay dividends of $1.00 per share per annum. Based on the number of shares of our common stock outstanding as of February 15, 2011, and after giving effect to our contribution on February 28, 2011, of 4.9 million shares of our common stock to the Windstream Pension Plan, payment of such dividends would result in the disbursement of an aggregate of approximately $509.2 million per year to holders of our common stock. We cannot assure you that our business will generate sufficient cash flow from operations, that future borrowings will be available to us under our senior secured credit facilities or from other sources in an amount sufficient to enable us to pay our debt, including the notes, or to fund our dividends and other liquidity needs.

We are dependent upon dividends from our subsidiaries to meet our debt service obligations.

We are a holding company and conduct all of our operations through our subsidiaries. Our ability to meet our debt service obligations will be dependent on receipt of dividends from our direct and indirect subsidiaries. Subject to the restrictions contained in the Indenture, future borrowings by our subsidiaries may contain restrictions or prohibitions on the payment of dividends by our subsidiaries to us. See “Description of the Exchange Notes—Certain Covenants.” In addition, federal and state regulations governing our regulated subsidiaries and applicable state corporate law may limit the ability of our subsidiaries to pay dividends to us. We cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries, applicable laws or state regulation will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund payments on these notes when due.

Fraudulent conveyance laws may void guarantees or subordinate the guarantees.

The issuance of the guarantees may be subject to review under federal bankruptcy law or relevant state fraudulent conveyance laws if a bankruptcy lawsuit is commenced by or on behalf of the guarantors’ creditors. Under these laws, if in such a lawsuit a court were to find that, at the time the notes were issued, we:

•	incurred the guarantees with the intent of hindering, delaying or defrauding current or future creditors; or

•	received less than reasonably equivalent value or fair consideration for incurring this debt, and the applicable guarantor:

(1)	was insolvent or was rendered insolvent by reason of the related financing transactions;

(2)	was engaged, or about to engage, in a business or transaction for which our remaining assets constituted unreasonably small capital to carry on its business; or

(3)	intended to incur, or believed that it would incur, debts beyond our ability to pay these debts as they mature, as all of the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes;

then the court could void the guarantee or subordinate the guarantee to our presently existing or future debt or take other actions detrimental to you.

The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in any such proceeding. Generally, an entity would be considered insolvent if, at the time it incurred the debt:

•	it could not pay its debts or contingent liabilities as they become due;

•	the sum of its debts, including contingent liabilities, is greater than its assets, at fair valuation; or

•

the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and mature.

We cannot assure you as to what standard a court would apply in order to determine whether the Company or a guarantor was “insolvent” as of the date the notes were issued, and we cannot assure you that, regardless of the method of valuation, a court would not determine that the Company or a guarantor was insolvent on that date. Nor can we assure you that a court would not determine, regardless of whether the Company or a guarantor was insolvent on the date the notes were issued, that the payments constituted fraudulent transfers on another ground.

Our obligations under the notes are guaranteed by all of our existing subsidiaries that are currently guarantors under our senior secured credit facilities, and the guarantees may also be subject to review under various laws for the protection of creditors. The analysis set forth above would generally apply, except that the guarantees could also be subject to the claim that, since the guarantees were incurred for our benefit, and only indirectly for the benefit of the guarantors, the obligations of the guarantors thereunder were incurred for less than reasonably equivalent value or fair consideration. A court could void a guarantor’s obligation under its guarantee, subordinate the guarantee to the other indebtedness of a guarantor, direct that holders of the notes return any amounts paid under a guarantee to the relevant guarantor or to a fund for the benefit of its creditors, or take other action detrimental to the holders of the notes. In addition, the liability of each guarantor under the Indenture will be limited to the amount that will result in its guarantee not constituting a fraudulent conveyance, and there can be no assurance as to what standard a court would apply in making a determination as to what would be the maximum liability of each guarantor or whether a court would give effect to such limitation. In the event that a court declares the guarantees to be void, or in the event that the guarantees must be limited or voided in accordance with their terms, any claim you may make against us for amounts payable on the notes would be effectively subordinated to the obligations of our subsidiaries, including trade payables and other liabilities that constitute indebtedness.

We may be unable to make a change of control offer required by the Indenture governing the notes which would cause defaults under the Indenture governing the notes, our senior secured credit facilities and our other financing arrangements.

The terms of the Indenture governing the notes require us to make an offer to repurchase the notes upon the occurrence of a change of control at a purchase price equal to 101% of the principal amount of the notes, plus accrued interest to the date of the purchase. The terms of our senior secured credit facilities will require, and other financing arrangements may require, repayment of amounts outstanding in the event of a change of control and limit our ability to fund the repurchase of your notes in certain circumstances. It is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in our senior secured credit facilities and other financing arrangements will not allow the repurchases. See “Description of the Exchange Notes—Repurchase at the Option of Holders—Change of Control.”

An active, public market may not develop for the notes, which may hinder your ability to liquidate your investment.

There has not been an established trading market for the notes and we do not intend to list them on any securities exchange. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for fixed income securities and by changes in our financial performance or prospects or in the prospects for companies in our industry in general. As a result, we cannot assure you that an active trading market will develop for the notes. If no active trading market develops, you may not be able to resell your notes at their fair market value or at all.

FORWARD-LOOKING STATEMENTS

The statements contained in or incorporated by reference in this prospectus include certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements contained in this prospectus or incorporated by reference that are not historical facts are identified as “forward-looking statements” for the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act. Such forward-looking statements are subject to uncertainties that could cause actual future events and results to differ materially from those expressed in the forward-looking statements. These forward-looking statements are based on estimates, projections, beliefs, and assumptions that Windstream believes are reasonable but are not guarantees of future events and results. Actual future events and results of Windstream may differ materially from those expressed in these forward-looking statements as a result of a number of important factors. Factors that could cause actual results to differ materially from those contemplated above include, among others: further adverse changes in economic conditions in the markets served by Windstream; the extent, timing and overall effects of competition in the communications business; continued access line loss; the impact of new, emerging or competing technologies; the adoption of inter-carrier compensation and/or universal service reform proposals by the Federal Communications Commission or Congress that results in a significant loss of revenue to Windstream; the risks associated with the integration of acquired businesses or the ability to realize anticipated synergies, cost savings and growth opportunities; for Windstream’s competitive local exchange carrier operations, adverse effects on the availability, quality of service and price of facilities and services provided by other incumbent local exchange carriers on which Windstream’s competitive local exchange carrier services depend; the availability and cost of financing in the corporate debt markets; the potential for adverse changes in the ratings given to Windstream’s debt securities by nationally accredited ratings organizations; the effects of federal and state legislation, and rules and regulations governing the communications industry; material changes in the communications industry that could adversely affect vendor relationships with equipment and network suppliers and customer relationships with wholesale customers; unfavorable results of litigation; unfavorable rulings by state public service commissions in proceedings regarding universal service funds, inter-carrier compensation or other matters that could reduce revenues or increase expenses; the effects of work stoppages; the impact of equipment failure, natural disasters or terrorist acts; earnings on pension plan investments significantly below Windstream’s expected long term rate of return for plan assets; changes in federal, state and local tax laws and rates; and those additional factors under the caption “Risk Factors” in Windstream’s Form 10-K for the year ended December 31, 2010, and in subsequent filings with the Securities and Exchange Commission. In addition to these factors, actual future performance, outcomes and results may differ materially because of more general factors including, among others, general industry and market conditions and growth rates, economic conditions, and governmental and public policy changes. Windstream undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors that could cause Windstream’s actual results to differ materially from those contemplated in the forward-looking statements contained in or incorporated by reference in this prospectus should be considered in connection with information regarding risks and uncertainties that may affect Windstream’s future results included in Windstream’s filings with the Securities and Exchange Commission at www.sec.gov.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes contemplated in this prospectus, we will receive outstanding securities in like principal amount, the form and terms of which are the same as the form and terms of the exchange notes, except as otherwise described in this prospectus. The original notes surrendered in exchange for exchange notes will be retired and canceled. Accordingly, no additional debt will result from the exchange. We have agreed to bear the expense of the exchange offer. No underwriter is being used in connection with the exchange offer.

RATIO OF EARNINGS TO FIXED CHARGES OF WINDSTREAM CORPORATION

The table below sets forth our ratio of earnings to fixed charges on a consolidated basis for each of the time periods indicated.

	Years Ended December 31,
(In millions, except ratios)	2006	2007	2008	2009	2010
Interest Expense:
Interest expense	$209.6	$444.4	$416.4	$410.2	$521.7
Interest capitalized	2.7	3.7	1.9	1.7	2.1

Total interest costs	212.3	448.1	418.3	411.9	523.8
Appropriate portion (1/3) of rentals	6.2	6.3	8.4	9.9	20.5

Total fixed charges	$218.5	$454.4	$426.7	$421.8	$544.3

Total earnings and fixed charges:
Pretax income	$721.9	$1,167.9	$718.1	$545.6	$505.1
Less interest capitalized	(2.7)	(3.7)	(1.9)	(1.7)	(2.1)
Add estimated amortization of capitalized interest	1.6	1.8	1.9	2.0	2.1
Fixed charges	218.5	454.4	426.7	421.8	544.3

Total earnings and fixed charges	$939.3	$1,620.4	$1,144.8	$967.7	$1,049.4

Ratio of earnings to fixed charges:	4.3	3.6	2.7	2.3	1.9

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF WINDSTREAM

The summary below sets forth selected historical financial data for Windstream. This data should be read in conjunction with Windstream’s audited consolidated historical financial statements and related notes included in Windstream’s Annual Report on Form 10-K for the year ended December 31, 2010. See “Where You Can Find More Information.”

In addition, pursuant to SEC Regulation S-X Rule 3-10(g), the financial statements of recently acquired subsidiary guarantors must be included if the net book value or purchase price, whichever is greater, of the subsidiary is twenty percent or more of the principal amount of debt being registered. Accordingly, the following financial statements of businesses recently acquired by Windstream are attached as annexes hereto:

•

Annex A—Hosted Solutions Parent LLC and Subsidiary audited financial statements as of December 31, 2009 and 2008, for the year ended December 31, 2009, and for the period from April 2, 2008 through December 31, 2008;

•	Annex B—Hosted Solutions Parent LLC and Subsidiary unaudited interim financial statements as of and for the nine months ended September 30, 2010 and 2009;

•	Annex C—Q-Comm Corporation audited consolidated financial statements as of September 30, 2009 and 2008 and for the years ended September 30, 2009, 2008 and 2007; and

•	Annex D—Q-Comm Corporation unaudited consolidated financial statements as of and for the year ended September 30, 2010.

The consolidated historical financial statements and related footnotes included in the Iowa Telecom Annual Report on Form 10-K for the year ended December 31, 2009 and the Iowa Telecom Quarterly Report on Form 10-Q for the period ended March 31, 2010 are incorporated by reference herein. See “Where You Can Find More Information.” Subsequent to completing the acquisition of Iowa Telecom on June 1, 2010, Windstream designated Iowa Telecom and all of the subsidiaries of Iowa Telecom as guarantors of its secured credit facilities, with the exception of one subsidiary which is considered minor in accordance with SEC Regulation S-X Rule 3-10.

	Year Ended December 31,
(Millions, except per share amounts)	2006	2007	2008	2009	2010
Revenues and sales	$3,033.3	$3,245.9	$3,171.5	$2,996.6	$3,712.0

Operating income	898.8	1,149.9	1,132.4	956.9	1,030.3
Other income (expense), net	8.7	11.1	2.1	(1.1)	(3.5)
Gain on sale of directory publishing business and other assets	—	451.3	—	—	—
Loss on extinguishment of debt	(7.9)	—	—	—	—
Intercompany interest income	31.9	—	—	—	—
Interest expense	(209.6)	(444.4)	(416.4)	(410.2)	(521.7)

Income from continuing operations before income taxes	721.9	1,167.9	718.1	545.6	505.1
Income taxes	276.3	251.5	283.2	211.1	194.4

Income from continuing operations	445.6	916.4	434.9	334.5	310.7
Discontinued operations, including tax expense	—	0.7	(22.2)	—	—
Income before extraordinary item and cumulative effect of accounting change	445.6	917.1	412.7	334.5	310.7
Extraordinary item, net of income taxes	99.7	—	—	—	—

Net income	$545.3	$917.1	$412.7	$334.5	$310.7

Basic and diluted earnings (loss) per share:
Income from continuing operations	$1.02	$1.93	$0.98	$0.76	$0.66
Loss from discontinued operations	—	—	(.05)	—	—
Extraordinary item	0.23	—	—	—	—

Net income	$1.25	$1.93	$0.93	$0.76	$0.66

Dividends declared per common share	$0.45	$1.00	$1.00	$1.00	$1.00

Balance sheet data:
Total assets	$8,030.7	$8,241.2	$8,009.3	$9,145.4	$11,353.7
Total long-term debt (including current maturities)	$5,488.4	$5,355.5	$5,382.5	$6,295.2	$7,325.8
Total equity	$469.8	$699.8	$252.3	$260.7	$830.6

Notes to Selected Consolidated Financial Data:

•

Explanations for significant events affecting Windstream’s historical operating trends during the periods 2008 through 2010 are provided in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2010.

•

During 2007, the Company incurred $4.6 million in restructuring costs from a workforce reduction plan and the announced realignment of its business operations and customer service functions intended to improve overall support to its customers. Of these charges, $4.1 million was paid in cash during the year. In addition, the Company incurred $3.7 million in transaction costs to complete the spin off of its publishing business and incurred approximately $1.3 million in rebranding costs associated with the acquisition of CTC.

•

During 2006, we incurred $27.6 million of incremental costs, principally consisting of rebranding costs, audit and legal fees, system conversion costs and employee related costs, related to the spin-off from Alltel and merger with Valor. We also incurred $10.6 million in restructuring charges, which consisted of severance and employee benefit costs related to a planned workforce reduction, to improve operating efficiencies and better serve our customers through the realignment of certain customer service, engineering and information technology functions. In addition, we incurred $11.2 million in investment banker, audit and legal fees associated with the announced split-off of its directory publishing business. These restructuring charges decreased operating income by $49.4 million and net income by $36.0 million. Effective January 1, 2006, we prospectively reduced depreciation rates for our operations in Pennsylvania. In the second quarter of 2006 we prospectively reduced depreciation rates for our operations in Alabama and North Carolina, and in the fourth quarter 2006 we prospectively reduced depreciation rates for our operations in Arkansas and in one of our operating subsidiaries in Texas. The depreciable lives were lengthened to reflect the estimated remaining useful lives of the wireline plant based on expected future network utilization and capital expenditure levels required to provide service to our customers. The effects of this change during the year ended December 31, 2006 resulted in a decrease in depreciation expense of $30.1 million and an increase in net income of $18.6 million.

DESCRIPTION OF OTHER INDEBTEDNESS

Set forth below is a list of all indebtedness, other than the notes, of Windstream (or any of its subsidiaries) that is currently outstanding. The following descriptions do not purport to be complete and are qualified in their entirety by reference to their respective governing documents.

Indebtedness Issued Directly by Windstream

Senior Credit Facilities

Windstream’s existing senior credit facilities consist of the following:

•

a senior secured revolving credit facility, of which we had approximately $777.8 million of availability as of December 31, 2010 (after giving pro forma effect to the issuance of the notes and the use of proceeds therefrom, together with related borrowings under our revolving line of credit, the issuance of the 2023 Notes and the use of the proceeds therefrom, the issuance of the Additional 2020 Notes and the use of the proceeds therefrom and the increase of our revolving line of credit by $500.0 million), and

•	senior secured term loan facilities in the aggregate amount of approximately $1.6 billion as of December 31, 2010, consisting of subfacilities in the following amounts:

(i)	Tranche A term loans (the “Tranche A Term Loans”)—approximately $100.9 million;

(ii)	Tranche A-2 term loans (the “Tranche A-2 Term Loans”)—approximately $182.3 million;

(iii)	Tranche B-1 term loans (the “Tranche B-1 Term Loans”)—approximately $286.8 million; and

(iv)	Tranche B-2 term loans (the “Tranche B-2 Term Loans”)—approximately $1,064.5 billion.

Maturity. Under our senior credit facilities, as of January 26, 2011, (i) all of the revolving commitments will mature on July 17, 2013 (the “Revolving Commitments”), (ii) the Tranche A Term Loans will mature on July 17, 2011, (iii) the Tranche A-2 Term Loans will mature on July 17, 2013, (iv) the Tranche B-1 Term Loans will mature on July 17, 2013 and (v) the Tranche B-2 Term Loans will mature on December 17, 2015.

Amortization. The final required amortization payment for Tranche A Term Loans prior to their maturity will be approximately $2.94 million on March 31, 2011. The Tranche A-2 Term Loans will amortize quarterly during the period from and including September 30, 2011 to but excluding June 30, 2013 in an amount equal to approximately $5.01 million. The Tranche B-1 Term Loans amortize quarterly on the last day of each quarter prior to the maturity date thereof in an aggregate principal amount equal to approximately $743,000. The Tranche B-2 Term Loans amortize quarterly on the last day of each quarter prior to the maturity date thereof in an amount equal to 0.25% of the initial principal amount of the Tranche B-2 Term Loans, resulting in an aggregate principal amount equal to approximately $2.7 million. The outstanding principal balance of each tranche of senior secured term loans will be due on the respective maturity dates thereof.

Interest Rate and Fees. At the commencement of each borrowing period, Windstream may elect an Alternate Base Rate loan (“ABR Loan”) or a Eurodollar loan (“Eurodollar Loan”) for each of the subfacilities and revolving credit facility. The below table provides the effective interest rate applicable to the ABR Loan and the Eurodollar Loan. Windstream has currently elected the LIBOR based rates applicable to the Eurodollar Loans for borrowings under the credit facilities.

Tranche A Term Loans	ABR plus 0.25%	LIBOR plus 1.25%
Tranche A-2 Term Loans	ABR plus 1.25%	LIBOR plus 2.25%
Tranche B-1 Term Loans	ABR plus 0.50%	LIBOR plus 1.50%
Tranche B-2 Term Loans	ABR plus 1.75%	LIBOR plus 2.75%
2011 Revolving Loans	ABR plus 0.25%	LIBOR plus 1.25%
2013 Revolving Loans	ABR plus 1.25%	LIBOR plus 2.25%

The commitment fee on the average daily amount of unused Revolving Commitments is 0.50% (subject to a step-down to 0.40% based on the company’s leverage ratio). We pay certain additional fees with respect to the revolving credit facility, including (i) participation fees on letters of credit issued under the revolving credit facility at a rate equal to the LIBOR margin applicable to revolving loans of each applicable lender, (ii) fronting fees at a rate of 0.25% per annum on letters of credit issued under the revolving credit facility and (iii) customary annual administration fees.

Mandatory Prepayments. Subject to certain conditions and exceptions, our credit facilities require us to prepay outstanding term loans in an amount equal to 100% of the net proceeds from dispositions of assets and casualty insurance condemnation awards and similar recoveries in each case which are not reinvested within one year.

Voluntary Prepayments. The credit facilities provide for voluntary commitment reductions and prepayments of loans, subject to certain conditions and restrictions.

Covenants. Our credit facilities contain affirmative and negative covenants that, among other things, limit or restrict our ability (as well as those of our subsidiaries) to: create liens and encumbrances; incur debt; merge, dissolve, liquidate or consolidate; make acquisitions and investments; dispose of or transfer assets; pay dividends or make other payments in respect of our capital stock; amend material documents; change the nature of our business; make certain payments of debt; engage in certain transactions with affiliates; enter into sale/leaseback or hedging transactions; and make capital expenditures. In particular, our credit agreement permits us (i) to issue senior secured notes on a pari passu basis with the security interests supporting the senior secured credit facilities so long as the aggregate amount of such senior secured notes and the commitments and borrowings under the incremental facility available under the credit agreement (excluding amounts used to prepay the term loans and to refinance outstanding pari passu indebtedness) do not exceed $850 million (provided that the senior debt leverage ratio must be less than 2.25 to 1.00 on a pro forma basis at the time of incurring any amounts in excess of $800.0 million) and (ii) to use an additional 20% of the consolidated adjusted EBITDA of each acquired business for permitted capital expenditures starting in the fiscal year in which an acquisition occurs and for each fiscal year thereafter.

In addition, the financial covenants under our credit facilities require us to maintain certain ratios, including a minimum interest coverage ratio of 2.75 to 1.0 and a maximum leverage ratio of 4.50 to 1.0.

Guarantees and Collateral. Our obligations under the credit facilities are guaranteed by all of our current and future domestic subsidiaries, except any subsidiaries with total assets of not more than $5 million (subject to an aggregate limit for all such subsidiaries of $25 million) and any subsidiaries for which state regulatory approval is required or would be required for any guarantee, which include, without limitation, our incumbent local exchange carrier subsidiaries that operate in Florida, Georgia, Kentucky, Mississippi, Missouri, Nebraska, New York, North Carolina, Ohio and Pennsylvania as well as Windstream Communications, Inc., which holds certain of our long distance and CLEC licenses. In addition, our obligations under the credit facilities are guaranteed by any other subsidiaries that guarantee any other debt obligations of any loan party. Subject to certain exclusions, each guarantee is secured by substantially all of the tangible and intangible personal property assets of the applicable guarantor. We have also pledged the capital stock in certain of our subsidiaries to secure our obligations under the credit facilities.

Events of Default. The credit facilities contain customary events of default such as nonpayment of obligations under the credit facilities, violation of affirmative and negative covenants, material inaccuracy of representations, defaults under other material debt, bankruptcy, ERISA and judgment defaults, loss of material regulatory licenses, change of control and loss of lien perfection or priority or unenforceability of guarantees.

7. 50% Senior Notes due 2023

General. We issued $600.0 million aggregate principal amount of 7.50% senior notes due 2023 on March 16, 2011.

Guarantees. The 2023 Notes are guaranteed by all of our subsidiaries that guarantee our credit facilities or our other debt obligations.

Ranking. The 2023 Notes are senior unsecured obligations of the Company ranking equally with our unsecured unsubordinated debt.

Optional Redemption. We may redeem some or all of the 2023 Notes at any time prior to April 1, 2016 at a redemption price equal to 100% of their principal amount, plus a make-whole premium. We may redeem some or all of the 2023 Notes at any time on or after April 1, 2016 upon payment of a premium that declines ratably over time. In addition, at any time prior to April 1, 2014, we may use the proceeds of certain equity offerings to redeem up to 35% of the aggregate principal amount of the 2023 Notes at a redemption price equal to 107.50% of the principal amount.

Mandatory Redemption. We will not be required to make mandatory redemption or sinking fund payments with respect to the 2023 Notes.

Change of Control. If there is a change of control that is accompanied or followed by a downgrade in the ratings of the 2023 Notes (and the rating of the 2023 Notes is below the lower of the rating in effect immediately preceding the change of control and the rating in effect when the 2023 Notes were originally issued), a holder has the right to require us to buy such holder’s notes at 101% of their principal amount, plus accrued and unpaid interest and additional interest, if any.

Covenants. The indenture governing the 2023 Notes contains covenants substantially similar to the covenants governing the exchange notes.

Exchange Offer. In order to satisfy our obligations under a registration rights agreement we entered into with the initial purchasers of the 2023 Notes, we are required to consummate an offer to exchange the 2023 Notes for registered, publicly tradable notes that have substantially identical terms as the 2023 Notes or, alternatively, to file a shelf registration statement that is declared effective, in each case, on or before October 12, 2011.

Events of Default. The indenture governing the 2023 Notes contains events of default substantially similar to those governing the exchange notes.

7.75% Senior Notes due 2020

General. We issued $500.0 million aggregate principal amount of 7.75% senior notes due 2020 on October 6, 2010.

Guarantees. The 2020 Notes are guaranteed by all of our subsidiaries that guarantee our credit facilities or our other debt obligations.

Ranking. The 2020 Notes are senior unsecured obligations of the Company ranking equally with our unsecured unsubordinated debt.

Optional Redemption. We may redeem some or all of the 2020 Notes at any time prior to October 15, 2015 at a redemption price equal to 100% of their principal amount, plus a make-whole premium. We may redeem some or all of the 2020 Notes at any time on or after October 15, 2015 upon payment of a premium that declines ratably over time. In addition, at any time prior to October 15, 2013, we may use the proceeds of certain equity offerings to redeem up to 35% of the aggregate principal amount of the 2020 Notes at a redemption price equal to 107.750% of the principal amount.

Mandatory Redemption. We will not be required to make mandatory redemption or sinking fund payments with respect to the 2020 Notes.

Change of Control. If there is a change of control that is accompanied or followed by a downgrade in the ratings of the 2020 Notes (and the rating of the 2020 Notes is below the lower of the rating in effect immediately preceding the change of control and the rating in effect when the 2020 Notes were originally issued), a holder has the right to require us to buy such holder’s notes at 101% of their principal amount, plus accrued and unpaid interest and additional interest, if any.

Covenants. The indenture governing the 2020 Notes contains covenants substantially similar to the covenants governing the exchange notes.

Exchange Offer. On October 26, 2010, we completed an offer to exchange the 2020 Notes for registered, publicly tradable notes that have substantially identical terms as the 2020 Notes. The exchange offer was made to satisfy our obligations under a registration rights agreement that was entered into with the initial purchasers of the 2020 Notes when such notes were originally issued.

Events of Default. The indenture governing the 2020 Notes contains events of default substantially similar to those governing the exchange notes.

Additional 2020 Notes

General. We issued $200.0 million aggregate principal amount of Additional 2020 Notes on January 24, 2011. The 2020 Notes and the Additional 2020 Notes are considered collectively to be one class of notes for all purposes under the indenture for the 2020 Notes, including, without limitation, guarantees, rankings, redemptions, covenants and defaults.

Exchange Offer. In order to satisfy our obligations under a registration rights agreement we entered into with the initial purchasers of the Additional 2020 Notes, we are required to consummate an offer to exchange the Additional 2020 Notes for registered, publicly tradable notes that have substantially identical terms as the 2020 Notes or, alternatively, to file a shelf registration statement that is declared effective, in each case, on or before August 22, 2011.

8.125% Senior Notes due 2018

General. We issued $400.0 million aggregate principal amount of 8.125% senior notes due 2018 on July 19, 2010.

Guarantees. The 2018 Notes are guaranteed by all of our subsidiaries that guarantee our credit facilities or our other debt obligations.

Ranking. The 2018 Notes are senior unsecured obligations of the Company ranking equally with our unsecured unsubordinated debt.

Optional Redemption. We may redeem some or all of the 2018 Notes at any time prior to September 1, 2014 at a redemption price equal to 100% of their principal amount, plus a make-whole premium. We may redeem some or all of the 2018 Notes at any time on or after September 1, 2014 upon payment of a premium that declines ratably over time. In addition, at any time prior to September 1, 2013, we may use the proceeds of certain equity offerings to redeem up to 35% of the aggregate principal amount of the 2018 Notes at a redemption price equal to 108.125% of the principal amount.

Mandatory Redemption. We will not be required to make mandatory redemption or sinking fund payments with respect to the 2018 Notes.

Change of Control. If there is a change of control that is accompanied or followed by a downgrade in the ratings of the 2018 Notes (and the rating of the 2018 Notes is below the lower of the rating in effect immediately preceding the change of control and the rating in effect when the 2018 Notes were originally issued), a holder has the right to require us to buy such holder’s notes at 101% of their principal amount, plus accrued and unpaid interest and additional interest, if any.

Covenants. The indenture governing the 2018 Notes contains covenants substantially similar to the covenants governing the exchange notes.

Events of Default. The indenture governing the 2018 Notes contains events of default substantially similar to those governing the exchange notes.

Exchange Offer. On November 15, 2010, we completed an offer to exchange the 2018 Notes for registered, publicly tradable notes that have substantially identical terms as these notes. The exchange offer was made to satisfy our obligations under a registration rights agreement that was entered into with the initial purchasers of the 2018 Notes when such notes were originally issued.

7.875% Senior Notes due 2017

General. We issued $400.0 million aggregate principal amount of 7.875% senior notes due 2017 on October 8, 2009 and $700.0 million aggregate principal amount of 7.875% senior notes due 2017 on December 30, 2009.

Guarantees. The 2017 notes are guaranteed by all of our subsidiaries that guarantee our credit facilities or our other debt obligations.

Ranking. The 2017 notes are senior unsecured obligations of the Company ranking equally with our unsecured unsubordinated debt.

Optional Redemption. We may redeem some or all of the 2017 notes at any time upon payment of a make-whole premium.

Mandatory Redemption. We will not be required to make mandatory redemption or sinking fund payments with respect to the 2017 notes.

Change of Control. If there is a change of control that is accompanied or followed by a downgrade in the ratings of the 2017 notes (and the rating of the 2017 notes is below the lower of the rating in effect immediately preceding the change of control and the rating in effect when the 2017 notes were originally issued), a holder has the right to require us to buy such holder’s notes at 101% of their principal amount, plus accrued and unpaid interest and additional interest, if any.

Covenants. The indenture governing the 2017 notes contains covenants substantially similar to the covenants governing the exchange notes.

Events of Default. The indenture governing the 2017 notes contains events of default substantially similar to those governing the exchange notes.

Exchange Offer. On February 24, 2010, we completed an offer to exchange the 2017 notes for registered, publicly tradable notes that have substantially identical terms as these notes. The exchange offer was made to satisfy our obligations under a registration rights agreement that was entered into with the initial purchasers of the 2017 notes when such notes were originally issued.

8.125% Senior Notes due 2013 and 8.625% Senior Notes due 2016

General. We issued $800.0 million aggregate principal amount of 8.125% senior notes due 2013 and $1.746 billion aggregate principal amount of 8.625% senior notes due 2016 on July 17, 2006.

Guarantees. The 2013 and 2016 notes are guaranteed by all of our subsidiaries that guarantee our credit facilities or our other debt obligations.

Ranking. The 2013 and 2016 notes are senior unsecured obligations of the Company ranking equally with our unsecured unsubordinated debt.

Optional Redemption. We may redeem the 2013 notes at any time upon payment of a make-whole premium. We may redeem the 2016 notes at any time on or after August 1, 2011 upon payment of a premium that declines ratably over time.

Mandatory Redemption. We will not be required to make mandatory redemption or sinking fund payments with respect to the 2013 or 2016 notes.

Change of Control. If a change of control occurs, a holder has the right to require us to buy such holder’s notes at 101% of their principal amount, plus accrued and unpaid interest and additional interest, if any.

Covenants. The indenture governing the 2013 and 2016 notes contains covenants substantially similar to the covenants governing the exchange notes.

Events of Default. The indenture governing the 2013 and 2016 notes contains events of default substantially similar to those governing the exchange notes.

Exchange Offer. On December 29, 2006, we completed an offer to exchange the 2013 notes and 2016 notes for registered, publicly tradable notes that have substantially identical terms as these notes. The exchange offer was made to satisfy our obligations under a registration rights agreement that was entered into with the initial purchasers of the 2013 notes and 2016 notes when such notes were originally issued.

Tender Offer. On March 2, 2011, we commenced a tender offer to purchase for cash up to $600.0 million in aggregate principal amount of the 2016 notes. On March 14, 2011, we increased the maximum amount of 2016 Notes we sought to redeem in the Tender Offer to $1,100.0. We used the net proceeds of the 2021 Notes offering, together with the net proceeds of the 2023 Notes offering and borrowings under our revolving line of credit, to pay the consideration in connection with the Tender Offer, together with accrued and unpaid interest on the 2016 Notes tendered and accepted in the Tender Offer, as well as related fees and expenses. As of March 29, 2011, the expiration date of the Tender Offer, an aggregate principal amount of $1,036.3 million of outstanding 2016 Notes had been validly tendered and not validly withdrawn, representing approximately 59.4% of the outstanding aggregate principal amount of the 2016 Notes. Additionally, on March 30, 2011, following expiration of the Tender Offer, we purchased in a privately-negotiated transaction an additional aggregate principal amount of $125.0 million of outstanding 2016 Notes plus accrued interest. We used borrowings under our revolving line of credit to pay the consideration for the privately-negotiated purchase of the 2016 Notes. See “Summary—Recent Developments—Tender Offer for 2016 Notes.”

7.00% Senior Notes due 2019

General. We issued $500 million aggregate principal amount of 7.00% senior notes due 2019 on February 27, 2007.

Guarantees. The 2019 notes are guaranteed by all of our subsidiaries that guarantee our credit facilities or our other debt obligations.

Ranking. The 2019 notes are senior unsecured obligations of the Company ranking equally with our unsecured unsubordinated debt.

Optional Redemption. We may redeem all or a portion of the 2019 notes any time prior to March 15, 2012 upon payment of a make-whole premium. We may redeem the 2019 notes on or after March 15, 2012 upon payment of a premium that declines ratably over time.

Mandatory Redemption. We will not be required to make mandatory redemption or sinking fund payments with respect to the 2019 notes.

Change of Control. If a change of control occurs, each holder has the right to require us to buy such holder’s notes at 101% of their principal amount, plus accrued and unpaid interest, if any.

Covenants. The indenture governing the 2019 notes contains covenants that limit, among other things, our and certain of our subsidiaries’ ability to incur additional debt and issue preferred stock, make certain restricted payments, consummate specified asset sales, enter into transactions with affiliates, create liens, impose restrictions on the payment of dividends or make other distributions, make certain investments, merge or consolidate with another person, make certain capital expenditures and enter new lines of business. In addition, the financial covenants under the indenture require us to maintain a consolidated leverage ratio at 4.50 to 1.0 at the time of incurrence of additional indebtedness, subject to certain exceptions.

Events of Default. The indenture governing the 2019 notes provides for customary events of default which include nonpayment, breach of covenants in the indenture, payment defaults or acceleration of other indebtedness, a failure to pay certain judgments and certain events of bankruptcy and insolvency. Generally, if an event of default occurs, the Trustee or holders of at least 25% in principal amount of the then outstanding notes may declare the principal of and accrued but unpaid interest, including additional interest, on all the 2019 notes to be due and payable.

Exchange Offer. On May 9, 2007, we completed an offer to exchange the 2019 notes for registered, publicly tradable notes that have substantially identical terms as these notes. The exchange offer was made to satisfy our obligations under a registration rights agreement that was entered into with the initial purchasers of the 2019 notes when such notes were originally issued.

Other Windstream Indebtedness

In addition to our credit facilities and notes issued directly by us, Windstream has the following additional indebtedness issued by our subsidiaries:

6.50% Debentures due 2013

General. Windstream Georgia Communications LLC (formerly known as Windstream Georgia Communications Corp.) (“Windstream Georgia”) issued $200.0 million in aggregate principal amount of the 6.50% debentures due 2013. As of September 30, 2010, $170.0 million aggregate principal amount of the 6.50% debentures have been redeemed in connection with the pro rata annual mandatory sinking fund and $30.0 million in aggregate principal amount of 6.50% debentures remain outstanding.

Ranking. The 6.50% debentures are general unsecured unsubordinated obligations ranking equally with Windstream Georgia’s other unsecured unsubordinated debt. Windstream Georgia will not guarantee the exchange notes and thus the exchange notes will be effectively subordinated to the 6.50% debentures to the extent of Windstream Georgia’s assets.

Optional Redemption. Windstream Georgia is not permitted to redeem the 6.50% debentures prior to maturity, except for redemptions in connection with the pro rata annual mandatory sinking fund.

Mandatory Sinking Fund Redemption. The 6.50% debentures are subject to annual $10.0 million pro rata mandatory sinking fund redemption each November 15 at a redemption price equal to 100% of the principal amount thereof being so redeemed, together with accrued interest.

Covenants. The indenture governing the 6.50% debentures contains covenants that, among other things, restrict Windstream Georgia from issuing or incurring any indebtedness ranking senior to the 6.50% debentures in right of payment or of priority. These covenants are subject to a number of important exceptions.

Events of Default. The 6.50% debentures specify certain events of default including failure to pay principal and interest on the 6.50% debentures, failure to comply with covenants and certain bankruptcy, insolvency or reorganization events.

6.75% Notes due 2028

General. Windstream Holding of the Midwest, Inc. (formerly known as Alltel Communications Holdings of the Midwest, Inc.) (“Windstream Midwest”) issued $100.0 million in aggregate principal amount of the 6.75% notes due 2028, all of which are currently outstanding.

Ranking. The 6.75% notes are senior secured obligations ranking equally with our credit facilities to the extent of Windstream Midwest’s assets securing the credit facilities and the 6.75% notes. The exchange notes will be effectively subordinated to the 6.75% notes to the extent of the assets securing the 6.75% notes.

Optional Redemption. We may redeem all or a part of the 6.75% notes upon not less than 30 nor more than 60 days’ notice, at the redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments thereon discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 12.5 basis points, together in either case with accrued interest to the date of redemption.

Mandatory Redemption. We will not be required to make mandatory redemption or sinking fund payments with respect to the 6.75% notes.

Covenants. The indenture governing the 6.75% notes contains affirmative and negative covenants, that, among other things, require Windstream Midwest to secure the 6.75% notes in the event Windstream Midwest or any of its restricted subsidiaries were to incur secured debt and restricts the ability of Windstream Midwest and its restricted subsidiaries to enter into sale and leaseback transactions or to merge, consolidate or sell all or substantially all of its assets. These covenants are subject to a number of important exceptions.

Events of Default. The 6.75% notes specify certain events of default including failure to pay principal and interest on the 6.75% notes, failure to make a sinking fund deposit, failure to comply with covenants and certain bankruptcy, insolvency or reorganization events.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

On March 28, 2011, we issued an aggregate principal amount of $450,000,000 of original notes under the Indenture in an offering under Rule 144A and Regulation S of the Securities Act that were not registered under the Securities Act. In connection with the issuance and sale of the original notes, we entered into a registration rights agreement with the representative of the initial purchasers of the original notes. Under the registration rights agreement, we agreed to file a registration statement regarding the exchange of the original notes for exchange notes which are registered under the Securities Act. We also agreed to use our reasonable best efforts to cause the registration statement to become effective with the SEC and to conduct this exchange offer after the registration statement is declared effective. The form and terms of the exchange notes are substantially identical to the original notes except that the issuance of the exchange notes has been registered under the Securities Act and the transfer restrictions, registration rights and certain additional interest provisions relating to the original notes do not apply to the exchange notes. Under the registration rights agreement, we may be required to make additional payments in the form of additional interest to the holders of the original notes under circumstances relating to the timing of the exchange offer. The registration rights agreement provides that we will be required to pay additional interest to the holders of the original notes if:

•	we do not file the exchange offer registration statement with the SEC on or prior to July 26, 2011;

•	the exchange offer registration statement has not been declared effective on or prior to September 24, 2011; or

•	the exchange offer is not consummated and no shelf registration statement is declared effective on or prior to October 24, 2011.

The exchange offer is not being made to holders of original notes in any jurisdiction where the exchange would not comply with the securities or blue sky laws of such jurisdiction. The registration rights agreement entered into in connection with the issuance of the original notes, dated March 28, 2011, is filed as an exhibit to our Current Report on Form 8-K filed with the SEC on March 30, 2011, which is incorporated by reference into this prospectus.

Terms of the Exchange Offer

Upon the terms and conditions described in this prospectus, we will accept for exchange original notes that are properly tendered on or before the expiration date and not withdrawn as permitted below. As used in this prospectus, the term “expiration date” means 5:00 p.m., New York City time, on May 13, 2011. However, if we, in our sole discretion, have extended the period of time for which the exchange offer is open, the term “expiration date” means the latest time and date to which we extended the exchange offer.

As of the date of this prospectus, $450,000,000 aggregate principal amount of the original notes is outstanding. The original notes were offered under the Indenture. This prospectus is first being sent on or about April 8, 2011 to all holders of original notes known to us. Our obligation to accept original notes for exchange in the exchange offer is subject to the conditions described under “—Conditions to the Exchange Offer.” We reserve the right to extend the period of time during which the exchange offer is open. We would then delay acceptance for exchange of any original notes by giving oral or written notice of an extension and delay to the holders of original notes as described below. During any extension period, all original notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any original notes not accepted for exchange will be returned to the tendering holder after the expiration or termination of the exchange offer.

You may only exchange outstanding notes in denominations of $2,000 and higher integral multiples of $1,000.

We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any original notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified under “—Conditions to the Exchange Offer.” We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the original notes as promptly as practicable. We will notify you of any extension by means of a press release or other public announcement no later than 9:00 a.m., New York City time on the expiration date.

Our acceptance of the tender of original notes by a tendering holder will form a binding agreement upon the terms and subject to the conditions provided in this prospectus.

Procedures for Tendering

You may only tender your original notes by book-entry transfer of the original notes into the exchange agent’s account at the Depository Trust Company, or DTC. The tender to us of original notes by you, as set forth below, and our acceptance of the original notes will constitute a binding agreement between us and you, upon the terms and subject to the conditions set forth in this prospectus.

Except as described below, a tendering holder must, on or prior to the expiration date, transmit an agent’s message to the exchange agent at the address listed below under “—Exchange Agent.”

In addition, the exchange agent must receive timely confirmation of book-entry transfer of the original notes into the exchange agent’s account at the DTC, the book-entry transfer facility, along with the agent’s message.

The term “agent’s message” means a message, transmitted to DTC and received by the exchange agent and forming a part of a book-entry transfer.

If you are a beneficial owner whose original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and wish to tender, you should promptly instruct the registered holder to tender on your behalf. Any registered holder that is a participant in DTC’s book-entry transfer facility system may make book-entry delivery of the original notes by causing DTC to transfer the original notes into the exchange agent’s account.

We will determine in our sole discretion all questions as to the validity, form and eligibility of original notes tendered for exchange. This discretion extends to the determination of all questions concerning the timing of receipts and acceptance of tenders. These determinations will be final and binding.

We reserve the right to reject any particular original note not properly tendered, or any acceptance that might, in our judgment or our counsel’s judgment, be unlawful. We also reserve the right to waive any conditions of the exchange offer as applicable to all original notes prior to the expiration date. We also reserve the right to waive any defects or irregularities or conditions of the exchange offer as to any particular original note prior to the expiration date. Our interpretation of the terms and conditions of the exchange offer as to any particular original note either before or after the expiration date shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within a reasonable period of time. None of us, the exchange agent or any other person will be under any duty to give notification of any defect or irregularity in any tender of original notes. Nor will we, the exchange agent or any other person incur any liability for failing to give notification of any defect or irregularity.

By tendering, each holder represents to us that:

•	the holder is not an affiliate of Windstream (as defined in Rule 405 under the Securities Act) or a broker-dealer tendering notes acquired directly from us for its own account;

•	the exchange notes are being acquired in the ordinary course of business of the person receiving the exchange notes, whether or not that person is the holder; and

•	neither the holder nor the other person has any arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes.

In the case of a holder that is not a broker-dealer, that holder, by tendering, will also represent to us that the holder is not engaged in, and does not intend to engage in, a distribution of the exchange notes.

However, each holder who is our “affiliate” (within the meaning of the Securities Act) who intends to participate in the exchange offer for the purpose of distributing the exchange notes or a broker-dealer (within the meaning of the Securities Act) that acquired original notes in a transaction other than as part of its trading or market-making activities and who has arranged or has an understanding with any person to participate in the distribution of the exchange notes:

•	will not be able to rely on the applicable interpretation by the staff of the SEC set forth in the applicable no-action letters;

•	will not be able to tender its original notes in the exchange offer; and

•

must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the notes unless such sale or transfer is made pursuant to an exemption from such requirements.

Each broker or dealer that receives exchange notes for its own account in exchange for original notes, where the original notes were acquired by it as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. However, a broker-dealer may be a statutory underwriter. See “Plan of Distribution.”

Furthermore, any broker-dealer that acquired any of its original notes directly from us:

•

may not rely on the applicable interpretation of the staff of the SEC’s position contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley & Co. Inc. , SEC no-action letter (June 5, 1991), and Shearman & Sterling , SEC no-action letter (July 2, 1993); and

•	must also be named as a selling holder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

By delivering an agent’s message, a beneficial owner (whose original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee) or holder will be deemed to have irrevocably appointed the exchange agent as its agent and attorney-in-fact (with full knowledge that the exchange agent is also acting as an agent for us in connection with the exchange offer) with respect to the original notes, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest subject only to the right of withdrawal described in this prospectus), to receive for our account all benefits and otherwise exercise all rights of beneficial ownership of such original notes, in accordance with the terms and conditions of the exchange offer.

Each beneficial owner or holder will also be deemed to have represented and warranted to us that it has authority to tender, exchange, sell, assign and transfer the original notes it tenders and that, when the same are accepted for exchange, we will acquire good, marketable and unencumbered title to such original notes, free and clear of all liens, restrictions, charges and encumbrances, and that the original notes tendered are not subject to any adverse claims or proxies. Each beneficial owner and holder, by tendering its original notes, also agrees that it will comply with its obligations under the registration rights agreements.

Acceptance of Original Notes for Exchange; Delivery of Exchange Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all original notes properly tendered, unless we terminate the exchange offer because of the non-satisfaction of conditions. We will issue the exchange notes as soon as practicable after acceptance of the original notes. For purposes of the exchange offer, we will be deemed to have accepted properly tendered original notes for exchange when, as and if it has given oral or written notice to the exchange agent, with prompt written confirmation of any oral notice. See “—Conditions to the Exchange Offer” below for a discussion of the conditions that must be satisfied before we accept any original notes for exchange.

For each original note accepted for exchange, the holder of the original note will receive an exchange note having a principal amount equal to that of the surrendered original note. The exchange notes will bear interest from the most recent date to which interest has been paid on the original notes. Accordingly, registered holders of exchange notes on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid on the original notes, from March 28, 2011. Original notes accepted for exchange will cease to accrue interest from and after the date of completion of the exchange offer. Holders of original notes whose original notes are accepted for exchange will not receive any payment for accrued interest on the original notes otherwise payable on any interest payment date, the record date for which occurs on or after completion of the exchange offer and will be deemed to have waived their rights to receive the accrued interest on the original notes.

In all cases, issuance of exchange notes for original notes will be made only after timely receipt by the exchange agent of an agent’s message and a timely confirmation of the book-entry transfer of the original notes, into the exchange agent’s account at DTC.

Unaccepted or non-exchanged original notes will be returned without expense to the tendering holder of the original notes. The non-exchanged original notes will be credited to an account maintained with the DTC, as promptly as practicable after the expiration of the exchange offer.

Book-Entry Transfer

The exchange agent will make a request to establish an account for the original notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s systems must make book-entry delivery of original notes by causing DTC to transfer those original notes into the exchange agent’s account at DTC in accordance with DTC’s procedure for transfer. This participant should transmit its acceptance to DTC on or prior to the expiration date. DTC will verify this acceptance, execute a book-entry transfer of the tendered original notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of this book-entry transfer. The transmission of the original notes and agent’s message to DTC and delivery by DTC to and receipt by the exchange agent of the related agent’s message will be deemed to be a valid tender.

Exchanging Book-Entry Notes

The exchange agent and the book-entry transfer facility have confirmed that any financial institution that is a participant in the book-entry transfer facility may utilize the book-entry transfer facility Automated Tender Offer Program, or ATOP, procedures to tender original notes. Any participant in the book-entry transfer facility may make book-entry delivery of original notes by causing the book-entry transfer facility to transfer such original notes into the exchange agent’s account in accordance with the book-entry transfer facility’s ATOP procedures for transfer. However, the exchange for the original notes so tendered will only be made after a book-entry confirmation of the book-entry transfer of original notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message. The term “agent’s message” means a message, transmitted by the book-entry transfer facility and received by the exchange agent and forming part of a book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgment from a participant tendering original notes that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the exchange offer as described in this prospectus, and that we may enforce such terms against such participant.

Withdrawal Rights

Tenders of original notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal of a tender of original notes to be effective, the exchange agent must receive a valid withdrawal request through ATOP from the tendering DTC participant before the expiration date. Any such request for withdrawal must include the VOI number of the tender to be withdrawn and the name of the ultimate beneficial owner of the related original notes in order that such bonds may be withdrawn.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal. Any original notes so withdrawn will be deemed not to have been validly tendered for exchange. No exchange notes will be issued unless the original notes so withdrawn are validly re-tendered. Any original notes that have been tendered for exchange, but which are not exchanged for any reason, will be returned to the tendering holder without cost to the holder. The original notes will be credited to an account maintained with DTC for the original notes. The original notes will be credited to the DTC account as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn original notes may be re-tendered by following the procedures described under the heading “—Procedures for Tendering” above at any time on or before 5:00 p.m., New York City time, on the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any original notes, and may terminate or amend the exchange offer, if at any time prior to the expiration date any of the following events occurs:

•

there is threatened, instituted or pending any action or proceeding before, or any injunction, order or decree issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer; or

•	a change in applicable law prohibits the consummation of such exchange offer; or

•

any change, or any development involving a prospective change, has occurred or been threatened in our business, financial condition, operations or prospects and those of our subsidiaries taken as a whole that is or may be adverse to us, or we have become aware of facts that have or may have an adverse impact on the value of the original notes or the exchange notes, which in our reasonable judgment in any case makes it inadvisable to proceed with the exchange offer and about which change or development it makes a public announcement.

All conditions will be deemed satisfied or waived prior to the expiration date, unless we assert them prior to the expiration date. The foregoing conditions to the exchange offer are for our sole benefit and we may prior to the expiration date assert them regardless of the circumstances giving rise to any of these conditions, or we may prior to the expiration date waive them in whole or in part in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right.

In addition, we will not accept for exchange any original notes tendered, and no exchange notes will be issued in exchange for any original notes, if at this time any stop order is threatened or in effect relating to the registration statement of which this prospectus constitutes a part. We are required to make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of a registration statement at the earliest possible moment.

Exchange Agent

We have appointed U.S. Bank National Association as the exchange agent for the exchange offer. You should direct questions and requests for assistance and requests for additional copies of this prospectus to the exchange agent addressed as follows:

Delivery To:

U.S. Bank National Association

By Hand, Registered or Certified Mail, or Overnight Courier:

U.S. Bank National Association

Attention: Specialized Finance

60 Livingston Avenue

Mail Station—EP-MN-W52N

St. Paul, Minnesota 55107-2292

By Facsimile: (651) 495-8158

Confirm By Telephone: (800) 934-6802

All other questions should be addressed to Windstream Corporation, 4001 Rodney Parham Road, Little Rock, Arkansas, 72212-2442, attention John P. Fletcher, Esq.

Fees and Expenses

The principal solicitation is being made by mail by the exchange agent. Additional solicitation may be made by telephone, facsimile or in person by our officers and regular employees and by persons so engaged by the exchange agent.

We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith and pay other registration expenses, including fees and expenses of the trustee under the Indenture, filing fees, blue sky fees and printing and distribution expenses. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer.

Accounting Treatment

We will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will amortize the expense of the exchange offer over the term of the exchange notes in accordance with accounting principles generally accepted in the United States of America.

Transfer Taxes

We will pay any transfer taxes in connection with the exchange of original notes for exchange notes in the exchange offer unless you instruct us to register exchange notes in the name of, or request any original notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder. In those cases, you will be responsible for the payment of any applicable transfer tax.

Appraisal Rights

You will not have dissenters’ rights or appraisal rights in connection with the exchange offer.

Consequences of Exchanging or Failing to Exchange the Original Notes

Holders of original notes who do not exchange their original notes for exchange notes in the exchange offer will continue to be subject to the provisions in the Indenture regarding transfer and exchange of the original notes and the restrictions on transfer of the original notes as described in the legend on the original notes as a consequence of the issuance of the original notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the original notes may not be offered or sold, unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Original note holders that do not exchange original notes for exchange notes in the exchange offer will no longer have any registration rights with respect to such notes.

Based on existing interpretations of the Securities Act by the SEC’s staff contained in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the exchange notes would generally be freely transferable by holders after the exchange offer without further registration under the Securities Act, subject to certain representations required to be made by each holder of exchange notes, as set forth below. However, any purchaser of exchange notes who is one of our “affiliates” (as defined in Rule 405 under the Securities Act) or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

•	will not be able to rely on the applicable interpretation of the staff of the SEC;

•	will not be able to tender its original notes in the exchange offer; and

•

must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the notes unless such sale or transfer is made pursuant to an exemption from such requirements. See “Plan of Distribution.”

We do not intend to seek our own interpretation regarding the exchange offer and there can be no assurance that the SEC’s staff would make a similar determination with respect to the exchange notes as it has in other interpretations to other parties, although we have no reason to believe otherwise.

DESCRIPTION OF THE EXCHANGE NOTES

General

In this description, the word “Windstream” refers only to Windstream Corporation and not to any of its subsidiaries. In this description, the $450,000,000 aggregate principal amount of Windstream’s registered 7.75% Senior Notes due 2021 exchanged for the original notes are referred to as the “exchange notes”. Windstream issued the original notes and will issue the exchange notes under an indenture, dated as of March 28, 2011, or the issue date, among Windstream, the guarantors party thereto and U.S. Bank National Association, as trustee, or the Indenture. As used in this “Description of the Exchange Notes,” unless the context otherwise requires, the term “note” or “notes” refers collectively to the original notes and the exchange notes. All such notes will be treated as a single class for all purposes under the Indenture. The terms of the exchange notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. The following description is a summary of the material provisions of the Indenture and the exchange notes. It does not restate those agreements in their entirety and is qualified in its entirety by reference to the provisions of the Indenture and the exchange notes, including the definitions therein of certain terms. A copy of the Indenture has been filed as an exhibit to our Current Report on Form 8-K filed with the SEC on March 30, 2011. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the exchange notes. You can find the definitions of some of the terms used in this description below under the caption “—Certain Definitions.” The defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the Indenture.

The registered holder of an exchange note will be treated as the owner of it for all purposes. Only registered holders will have rights under the Indenture.

The terms of the exchange notes are identical in all material respects to those of the original notes except that the exchange notes are registered under the Securities Act and the transfer restrictions, registration rights and additional interest provisions applicable to the original notes do not apply to the exchange notes.

Brief Description of the Exchange Notes

The exchange notes:

•	will be general unsecured obligations of Windstream;

•

will be effectively subordinated to all existing and future secured Indebtedness of Windstream, including Indebtedness under the Credit Agreement, to the extent of the assets securing such Indebtedness, and to all existing and future liabilities of Windstream’s subsidiaries that are not Guarantors, to the extent of the assets of such subsidiaries;

•	will be pari passu in right of payment with all existing and future unsecured, unsubordinated Indebtedness of Windstream;

•	will be senior in right of payment to any future subordinated Indebtedness of Windstream; and

•	will be guaranteed by the Guarantors.

As of December 31, 2010, on a pro forma as adjusted basis after giving effect to the issuance of the notes and the use of the proceeds therefrom, together with related borrowings under our revolving line of credit, the 2023 Notes offering and the use of the proceeds therefrom and the Additional 2020 Notes offering and the use of the proceeds therefrom, we would have had approximately $7.5 billion of consolidated debt outstanding, $2.2 billion of which was secured indebtedness.

Currently, all of Windstream’s subsidiaries are “Restricted Subsidiaries.” However, under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” Windstream is permitted to designate certain of its subsidiaries as “Unrestricted Subsidiaries.”

Any Unrestricted Subsidiaries will not be subject to any of the restrictive covenants in the Indenture and will not guarantee the exchange notes. Only those Restricted Subsidiaries of Windstream that guarantee any Indebtedness under the Credit Agreement will be Guarantors.

Principal, Maturity and Interest

The Indenture provides for the issuance of notes in an unlimited principal amount, of which $450,000,000 were issued under the Indenture on March 28, 2011. We may issue additional notes (the “Additional Notes”) from time to time. Any offering of Additional Notes is subject to the covenant described below under the caption “Certain Covenants—Incurrence of Indebtedness.” The notes constitute Additional Notes under the Indenture. The notes and any Additional Notes subsequently issued under the Indenture would be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase; provided that the Additional Notes may be issued at different prices from the issue price of the original notes and the exchange notes. The exchange notes will be issued in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The exchange notes will mature on October 1, 2021

Interest on the Exchange notes will accrue at the applicable rate of 7.75% per annum and be payable semi-annually in arrears on April 1 and October 1, commencing on October 1, 2011, to the Holders of record on the immediately preceding March 15 and October 15.

Interest on the Exchange notes will accrue from the Issue Date or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Exchange Notes

If a Holder has given wire transfer instructions to Windstream, Windstream will pay all principal, interest and premium, if any, on that Holder’s exchange notes in accordance with those instructions. All other payments on exchange notes will be made at the office or agency of the Paying Agent and Registrar within the United States of America unless Windstream elects to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.

Paying Agent and Registrar for the Exchange Notes

The Trustee will initially act as Paying Agent and Registrar for the exchange notes. Windstream may change the Paying Agent or Registrar without prior notice to the Holders, and Windstream or any of its Subsidiaries may act as Paying Agent or Registrar.

Transfer and Exchange

A Holder may transfer or exchange notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and Windstream may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. Windstream is not required to transfer or exchange any note selected for redemption. Also, Windstream is not required to transfer or exchange any note for a period of 15 days before the mailing of a notice of redemption of notes to be redeemed.

The registered Holder of an exchange note will be treated as the owner of it for all purposes.

Note Guarantees

The exchange notes will initially be guaranteed, jointly and severally, by each Restricted Subsidiary of Windstream that guarantees any Indebtedness under the Credit Agreement. Many of our regulated Subsidiaries will not Guarantee Indebtedness under the Credit Agreement. Each Note Guarantee:

•	will be a general unsecured obligation of the Guarantor;

•	will be effectively subordinated to all existing and future secured Indebtedness of the Guarantor, including the Guarantee of the Guarantor under the Credit Agreement;

•	will be pari passu in right of payment with all existing and future unsecured, unsubordinated Indebtedness of the Guarantor; and

•	will be senior in right of payment to any future subordinated Indebtedness of the Guarantor.

The obligations of each Guarantor under its Note Guarantee is limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. Fraudulent conveyance laws may void the guarantees or subordinate the guarantees. See “Risk Factors—Risks Related to the Exchange Notes—.”

In the event that any of Windstream’s Restricted Subsidiaries that are not Guarantors guarantee certain other debt, they will be required to guarantee the exchange notes. See “—Certain Covenants—Guarantees.”

Optional Redemption

At any time prior to October 1, 2016, Windstream may redeem all or part of the notes upon not less than 30 nor more than 60 days’ prior notice at a redemption price equal to the sum of (i) 100% of the principal amount thereof, plus (ii) the Applicable Premium as of the date of redemption, plus (iii) accrued and unpaid interest, if any, to the date of redemption.

At any time on or after October 1, 2016, Windstream may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, thereon, to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below:

Year	Percentage
2016	103.875%
2017	102.583%
2018	101.292%
2019 and thereafter	100.000%

At any time prior to October 1, 2014, Windstream may redeem up to 35% of the aggregate principal amount of notes issued under the Indenture (including any Additional Notes) at a redemption price of 107.75% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, thereon to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(1) at least 65% of the aggregate principal amount of notes issued under the Indenture (including any Additional Notes) remains outstanding immediately after the occurrence of such redemption (excluding notes held by Windstream or its Subsidiaries); and

(2) the redemption must occur within 90 days of the date of the closing of such Equity Offering.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the Trustee will select notes for redemption as follows:

(1) if the notes are listed on any national securities exchange, in compliance with the requirements of such principal national securities exchange; or

(2) if the notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee will deem fair and appropriate.

No notes of $2,000 or less will be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Mandatory Redemption

Windstream is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control Triggering Event occurs, each Holder of notes will have the right to require Windstream to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess of $2,000) of that Holder’s notes pursuant to an offer, or a Change of Control Offer, on the terms set forth in the Indenture. In the Change of Control Offer, Windstream will offer payment (a “Change of Control Payment”) in cash equal to not less than 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, thereon, to the date of repurchase, or the Change of Control Payment Date. No later than 30 days following any Change of Control Triggering Event (unless Windstream has exercised its right to redeem the notes as described under “—Optional Redemption”), Windstream will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in such notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. Windstream will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, Windstream will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

On the Change of Control Payment Date, Windstream will, to the extent lawful:

(1) accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof so tendered; and

(3) deliver or cause to be delivered to the Trustee the notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of notes or portions thereof being purchased by Windstream.

The Paying Agent will promptly mail or wire transfer to each Holder of notes so tendered the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the notes surrendered, if any, provided that each such new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess of $2,000.

Windstream will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The Credit Agreement limits Windstream’s ability to purchase any notes, and also provides that certain change of control events with respect to Windstream would constitute a default under the Credit Agreement. Windstream’s existing notes also provide that certain change of control events will require the notes to be repurchased. Any future credit agreements or other similar agreements to which Windstream or its subsidiaries become party may contain similar restrictions and provisions. In the event a Change of Control Triggering Event occurs at a time when Windstream is prohibited from purchasing notes, Windstream could seek the consent of its lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If Windstream does not obtain such a consent or repay such borrowings, Windstream will remain prohibited from purchasing notes. In such case, Windstream’s failure to purchase tendered notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such other agreements.

The provisions described above that require Windstream to make a Change of Control Offer following a Change of Control Triggering Event will be applicable regardless of whether any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control Triggering Event, the Indenture does not contain provisions that permit the Holders of the notes to require that Windstream repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Windstream will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by Windstream and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

The definition of Change of Control Triggering Event includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Windstream and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of notes to require Windstream to repurchase such notes as a result of a sale, transfer, conveyance or other disposition of less than all of the assets of Windstream and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

Windstream will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) Windstream (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration therefor received by Windstream or such Restricted Subsidiary is in the form of cash, Cash Equivalents or Replacement Assets or a combination of both. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities (as shown on Windstream’s or such Restricted Subsidiary’s most recent balance sheet) of Windstream or any Restricted Subsidiary (other than contingent liabilities, Indebtedness that is by its terms subordinated to the notes or any Note Guarantee and liabilities to the extent owed to Windstream or any Subsidiary of Windstream) that are assumed by the transferee of any such assets or Equity Interests pursuant to a written assignment and assumption agreement that releases Windstream or such Restricted Subsidiary from further liability therefor;

(b) any securities, notes or other obligations received by Windstream or any such Restricted Subsidiary from such transferee that are converted by Windstream or such Restricted Subsidiary into Cash Equivalents or Replacement Assets within 180 days of the receipt thereof (to the extent of the Cash Equivalents or Replacement Assets received in that conversion);

(c) any Designated Noncash Consideration received by Windstream or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Noncash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of (x) 1.5% of Total Assets and (y) $100.0 million (with the Fair Market Value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value).

Within 365 days after the receipt by Windstream or any of its Restricted Subsidiaries of any Net Proceeds from an Asset Sale, Windstream or such Restricted Subsidiary may apply such Net Proceeds at its option:

(1) to repay (x) Indebtedness secured by assets of Windstream or its Restricted Subsidiaries (to the extent of the value of the assets securing such Indebtedness), (y) Obligations under the Credit Agreement or (z) Indebtedness of a Restricted Subsidiary of Windstream that is not a Guarantor (to the extent of the value of the assets of such Restricted Subsidiary); or

(2) to purchase Replacement Assets.

Pending the final application of any such Net Proceeds, Windstream or such Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.

On the 366th day after an Asset Sale or such earlier date, if any, as Windstream determines not to apply the Net Proceeds relating to such Asset Sale as set forth in the preceding paragraph (each such date being referred as an Excess Proceeds Trigger Date), such aggregate amount of Net Proceeds that has not been applied on or before the Excess Proceeds Trigger Date as permitted in the preceding paragraph, or the Excess Proceeds, will be applied by Windstream to make an offer, or an Asset Sale Offer, to all Holders of notes and all holders of other Indebtedness that is pari passu with the notes or any Note Guarantee containing provisions similar to those set forth in the Indenture with respect to offers to purchase with the proceeds of sales of assets, to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount of the notes and such other pari passu Indebtedness plus accrued and unpaid interest, if any, to the date of purchase, and will be payable in cash.

Windstream may defer the Asset Sale Offer until there are aggregate unutilized Excess Proceeds equal to or in excess of $30.0 million resulting from one or more Asset Sales, at which time the entire unutilized amount of Excess Proceeds (not only the amount in excess of $30.0 million) will be applied as provided in the preceding paragraph. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Windstream and its Restricted Subsidiaries may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture.

If the aggregate principal amount of notes and such other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the notes and such other pari passu Indebtedness will be purchased on a pro rata basis based on the principal amount of notes and such other pari passu Indebtedness tendered. Upon completion of each Asset Sale Offer, the Excess Proceeds subject to such Asset Sale will no longer be deemed to be Excess Proceeds.

Windstream will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sales provisions of the Indenture, Windstream will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.

The Credit Agreement limits Windstream’s ability to purchase any notes, and also provides that certain asset sale events with respect to Windstream would constitute a default under the Credit Agreement. Any future credit agreements or other similar agreements to which Windstream becomes party may contain similar restrictions and provisions. In the event an Asset Sale occurs at a time when Windstream is prohibited from purchasing notes, Windstream could seek the consent of its lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If Windstream does not obtain such a consent or repay such borrowings, Windstream will remain prohibited from purchasing notes. In such case, Windstream’s failure to purchase tendered notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such other agreements.

Certain Covenants

Restricted Payments

(A) Windstream will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay (without duplication) any dividend or make any other payment or distribution on account of Windstream’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Windstream or any of its Restricted Subsidiaries) or to the direct or indirect holders of Windstream’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends, payments or distributions (x) payable in Equity Interests (other than Disqualified Stock) of Windstream or (y) to Windstream or a Restricted Subsidiary of Windstream);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Windstream or any of its Restricted Subsidiaries) any Equity Interests of Windstream or any Restricted Subsidiary thereof held by Persons other than Windstream or any of its Restricted Subsidiaries;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Debt, except (a) a payment of interest or principal at the Stated Maturity thereof or (b) the purchase, repurchase or other acquisition of any such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition; or

(4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as Restricted Payments), unless, at the time of and after giving effect to such Restricted Payment:

(a) no Default or Event of Default will have occurred and be continuing or would occur as a consequence thereof;

(b) Windstream would, after giving pro forma effect to such Restricted Payment as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Leverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness”; and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Windstream and its Restricted Subsidiaries on or after July 17, 2006 (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (8), (9) (only in connection with any calculation made for purposes of making a Restricted Payment on or prior to July 17, 2007; any payments made under such clause (9), even prior to such date, will be included as Restricted Payments for purposes of making any calculation after such date), (10) and (11) of the next succeeding paragraph (B)), is less than the sum, without duplication, of:

(i) an amount equal to Windstream’s Consolidated Cash Flow for the period (taken as one accounting period) from October 1, 2006 to the end of Windstream’s most recently ended fiscal quarter for which internal financial statements are available, or the Basket Period, less 1.4 times Windstream’s Fixed Charges for the Basket Period, plus

(ii) 100% of the aggregate net cash proceeds received by Windstream after July 17, 2006 as a contribution to its common equity capital or from the issue or sale of Equity Interests (other than Disqualified Stock) of Windstream or from the Incurrence of Indebtedness (including the issuance of Disqualified Stock) of Windstream or any of its Restricted Subsidiaries that has been converted into or exchanged for such Equity Interests (other than Equity Interests sold to, or Indebtedness held by, a Subsidiary of Windstream and except to the extent converted into or exchanged for Disqualified Stock), plus

(iii) with respect to Restricted Investments made by Windstream and its Restricted Subsidiaries after July 17, 2006 pursuant to this paragraph (A), (i) the aggregate amount of cash equal to the return from such Restricted Investments in any Person resulting from repayments of loans or advances, or other transfers of assets, in each case to Windstream or any Restricted Subsidiary or from the net proceeds received in cash, from the sale of any such Restricted Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Consolidated Net Income) or (ii) in the case of redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries, the Fair Market Value of the Restricted Investments therein at the time of such redesignation.

(B) The preceding provisions will not prohibit, so long as, in the case of clauses (5), (7) and (8) below, no Default has occurred and is continuing or would be caused thereby:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

(2) the payment of any dividend or other distribution by a Restricted Subsidiary of Windstream to the holders of its Equity Interests on a pro rata basis;

(3) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of a contribution to the common equity of Windstream or a substantially concurrent sale (other than to a Subsidiary of Windstream) of, Equity Interests (other than Disqualified Stock) of Windstream; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph (A);

(4) the defeasance, redemption, repurchase or other acquisition of Indebtedness subordinated to the notes or the Note Guarantees with the net cash proceeds from an Incurrence of Permitted Refinancing Indebtedness;

(5) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of Windstream or any Preferred Stock of its Restricted Subsidiaries issued or incurred in accordance with the covenant entitled “—Incurrence of Indebtedness”;

(6) the repurchase of Equity Interests deemed to occur upon the exercise of options or warrants to the extent that such Equity Interests represent all or a portion of the exercise price thereof;

(7) the repurchase of Equity Interests of Windstream constituting fractional shares in an aggregate amount since July 17, 2006 not to exceed $300,000;

(8) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Windstream or any of its Restricted Subsidiaries held by any current or former employee, consultant or director of Windstream or any of its Restricted Subsidiaries pursuant to the terms of any employee equity subscription agreement, stock option agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests in any fiscal year will not exceed the sum of:

(a) $20.0 million, with unused amounts pursuant to this subclause (a) being carried over to succeeding fiscal years; plus

(b) the aggregate net cash proceeds received by Windstream since July 17, 2006 as a contribution to its common equity capital or from the issue or sale of Equity Interests (other than Disqualified Stock) of Windstream to any current or former employee, consultant or director of Windstream or any of its Restricted Subsidiaries; provided that the amount of any such net cash proceeds that are used to permit a repurchase, redemption or other acquisition under this subclause (b) will be excluded from clause (3)(b) of the preceding paragraph (A);

(9) dividends paid by Windstream on its Common Stock in an amount not to exceed $237.5 million in the aggregate for the first two quarterly dividend payments immediately following July 17, 2006 and any dividend declared by Valor prior to July 17, 2006 and paid thereafter;

(10) the repurchase of any Subordinated Debt at a purchase price not greater than 101% of the principal amount thereof in the event of (x) a change of control pursuant to a provision no more favorable to the holders thereof than the provision described under the caption of “—Repurchase at the Option of Holders—Change of Control” or (y) an Asset Sale pursuant to a provision no more favorable to the holders thereof than the provision described under the caption of “—Repurchase at the Option of Holders—Asset Sales,” provided that, in each case, prior to the repurchase, Windstream has made a Change of Control Offer or Asset Sale Offer, as the case may be, and repurchased all Notes issued under the Indenture that were validly tendered for payment in connection therewith; and

(11) Restricted Payments made on July 17, 2006 as part of the Transactions, as described in the offering memorandum dated June 28, 2006; and

(12) other Restricted Payments in an aggregate amount not to exceed $50.0 million.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by Windstream or such Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than the date of making any Restricted Payment, Windstream will deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any opinion or appraisal required by the Indenture.

For the purposes of this covenant, any payment made on or after July 17, 2006, but prior to the Issue Date, shall be deemed to be a “Restricted Payment” to the extent that such payment would have been a Restricted Payment had the Indenture been in effect at the time of such payment (and, to the extent that such Restricted Payment was permitted by clauses (1) through (12) above, such Restricted Payment may be deemed by Windstream to have been made pursuant to such clause).

Incurrence of Indebtedness

Windstream will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness; provided, however, that Windstream or any of its Restricted Subsidiaries that are Guarantors may Incur Indebtedness, if Windstream’s Consolidated Leverage Ratio at the time of the Incurrence of such additional Indebtedness, and after giving effect thereto, is less than 4.50 to 1.

The first paragraph of this covenant will not prohibit the Incurrence of any of the following items of Indebtedness (collectively referred to as “Permitted Debt”):

(1) the Incurrence by Windstream or any of its Restricted Subsidiaries of Indebtedness under Credit Facilities in an aggregate principal amount at any one time outstanding pursuant to this clause (1) not to exceed $2.8 billion, less the aggregate amount of all Net Proceeds of Asset Sales applied by Windstream or any Restricted Subsidiary thereof to permanently repay any such Indebtedness pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(2) the Incurrence of Existing Indebtedness;

(3) the Incurrence by Windstream of Indebtedness represented by the notes to be issued on the Issue Date and Guarantees of notes (including Additional Notes) by the Guarantors;

(4) the Incurrence by Windstream or any Restricted Subsidiary thereof of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property (real or personal), plant or equipment used in the business of Windstream or such Restricted Subsidiary (whether through the direct acquisition of such assets or the acquisition of Equity Interests of any Person owning such assets), in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Indebtedness Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this clause (4), not to exceed the greater of (x) 3.0% of Total Assets and (y) $250.0 million;

(5) the Incurrence by Windstream or any Restricted Subsidiary thereof of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be Incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5), (14) or (15) of this paragraph;

(6) the Incurrence by Windstream or any of its Restricted Subsidiaries of intercompany Indebtedness owing to and held by Windstream or any of its Restricted Subsidiaries; provided, however, that (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Windstream or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Windstream or a Restricted Subsidiary thereof, will be deemed, in each case, to constitute an Incurrence of such Indebtedness by Windstream or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the Guarantee by Windstream or any of its Restricted Subsidiaries of Indebtedness of Windstream or a Restricted Subsidiary thereof that was permitted to be Incurred by another provision of this covenant;

(8) the Incurrence by Windstream or any of its Restricted Subsidiaries of Hedging Obligations that are Incurred for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes;

(9) the Incurrence by Windstream or any of its Restricted Subsidiaries of Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of Windstream or any of its

Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), so long as the principal amount does not exceed the gross proceeds actually received by Windstream or any Restricted Subsidiary thereof in connection with such disposition;

(10) the Incurrence by Windstream or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided, however, that such Indebtedness is extinguished within five Business Days of its Incurrence;

(11) the Incurrence by Windstream or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit in respect of workers’ compensation claims or self-insurance obligations or bid, performance, appeal or surety bonds (in each case other than for an obligation for borrowed money);

(12) the Incurrence by Windstream or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business; provided that, upon the drawing of such letters of credit or the Incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or Incurrence;

(13) the Incurrence by Windstream or any Guarantor of Indebtedness to the extent that the net proceeds thereof are promptly deposited to defease or to satisfy and discharge the notes;

(14) the Incurrence of Acquired Debt, provided that after giving effect to the Incurrence thereof, Windstream could Incur at least $1.00 of Indebtedness under the Consolidated Leverage Ratio set forth in the first paragraph above; and

(15) the Incurrence by Windstream or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Indebtedness Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this clause (15), not to exceed $250.0 million.

For purposes of determining compliance with this covenant, in the event that any proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (15) above, or is entitled to be Incurred pursuant to the first paragraph of this covenant, Windstream will be permitted to classify such item of Indebtedness at the time of its Incurrence in any manner that complies with this covenant; provided that any refinancing, or a Credit Facility Refinancing, of amounts Incurred in reliance on the exception provided by clause (1) of the definition of Permitted Debt will be deemed to have been Incurred in reliance on such clause (1). Indebtedness under the Credit Agreement outstanding on the Issue Date will be deemed to have been Incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. Additionally, all or any portion of any item of Indebtedness (other than Indebtedness under the Credit Agreement Incurred on the Issue Date and Credit Facility Refinancings, which at all times shall be deemed to have been Incurred under clause (1) above) may later be reclassified as having been Incurred pursuant to the first paragraph of this covenant or under any clause of Permitted Debt so long as such Indebtedness is permitted to be Incurred pursuant to such provision at the time of reclassification.

Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that may be Incurred pursuant to this covenant will not be deemed to be exceeded with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

Windstream will not Incur any Indebtedness that is contractually subordinate in right of payment to any other Indebtedness of Windstream unless it is contractually subordinate in right of payment to the notes to the same extent. No Guarantor will Incur any Indebtedness that is contractually subordinate in right of payment to any other Indebtedness of such Guarantor unless it is contractually subordinate in right of payment to such Guarantor’s Note Guarantee to the same extent. For purposes of the foregoing, no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of Windstream or any Guarantor, as applicable, solely by reason of any Liens or Guarantees arising or created in respect thereof or by virtue of the fact that the holders of any secured Indebtedness have entered into intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

Liens

Windstream will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind securing Indebtedness (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the Indenture and the notes are secured on an equal and ratable basis with the obligations so secured (or, in the case of Indebtedness subordinated to the notes or the related Note Guarantees, prior or senior thereto, with the same relative priority as the notes will have with respect to such subordinated Indebtedness) until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

Windstream will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(a) pay dividends or make any other distributions on its Capital Stock (or with respect to any other interest or participation in, or measured by, its profits) to Windstream or any of its Restricted Subsidiaries or pay any liabilities owed to Windstream or any of its Restricted Subsidiaries;

(b) make loans or advances to Windstream or any of its Restricted Subsidiaries; or

(c) transfer any of its properties or assets to Windstream or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions:

(1) existing under, by reason of or with respect to the Credit Agreement, Existing Indebtedness or any other agreements in effect on the Issue Date and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof, provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacement or refinancings are, in the good faith judgment of Windstream’s Board of Directors, no more restrictive, taken as a whole, than those contained in the Credit Agreement, Existing Indebtedness or such other agreements, as the case may be, as in effect on the Issue Date;

(2) set forth in the Indenture, the notes and the Note Guarantees;

(3) existing under, by reason of or with respect to applicable law, rule, regulation or order;

(4) with respect to any Person or the property or assets of a Person acquired by Windstream or any of its Restricted Subsidiaries existing at the time of such acquisition and not incurred in connection with or in contemplation of such acquisition, which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof, provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, than those in effect on the date of the acquisition;

(5) in the case of clause (c) of the first paragraph of this covenant:

(a) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

(b) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of Windstream or any Restricted Subsidiary thereof not otherwise prohibited by the Indenture,

(c) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the property so acquired, or

(d) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of Windstream or any Restricted Subsidiary thereof in any manner material to Windstream or any Restricted Subsidiary thereof;

(6) existing under, by reason of or with respect to any agreement for the sale or other disposition of all or substantially all of the Capital Stock of, or property and assets of, a Restricted Subsidiary that restrict distributions by that Restricted Subsidiary pending such sale or other disposition;

(7) on cash or other deposits or net worth imposed by customers or required by insurance, surety or bonding companies, in each case, under contracts entered into in the ordinary course of business;

(8) existing under, by reason of or with respect to Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) existing under, by reason of or with respect to provisions with respect to the disposition or distribution of assets or property, in each case contained in joint venture agreements, limited liability company agreements and other similar agreements and which Windstream’s Board of Directors determines will not adversely affect Windstream’s ability to make payments of principal or interest payments on the notes; and

(10) existing under, by reason of or with respect to Indebtedness of any Guarantor; provided that Windstream’s Board of Directors determines in good faith at the time such encumbrances or restrictions are created that they do not adversely affect Windstream’s ability to make payments of principal or interest payments on the notes.

Merger, Consolidation or Sale of Assets

Windstream will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Windstream is the surviving Person) or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties and assets of Windstream and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) Windstream is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Windstream) or to which such sale, assignment, transfer, conveyance or other disposition will have been made (i) is a corporation or limited liability company organized or existing under the laws of the United States, any state thereof or the District of Columbia ( provided that, if the Person formed by or surviving such consolidation or merger, or the transferee of such properties or assets, is a limited liability company, then there shall be a Restricted Subsidiary of such Person which shall be a corporation organized in the jurisdictions permitted by this clause (1) and a co-obligor of the notes) and (ii) assumes all the obligations of Windstream under the notes, the Indenture and the Registration Rights Agreement pursuant to agreements reasonably satisfactory to the Trustee;

(2) immediately after giving effect to such transaction, no Default or Event of Default exists;

(3) immediately after giving effect to such transaction on a pro forma basis, Windstream or the Person formed by or surviving any such consolidation or merger (if other than Windstream), or to which such sale, assignment, transfer, conveyance or other disposition will have been made, will either (x) be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Leverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness” or (y) have a Consolidated Leverage Ratio that is lower than the Consolidated Leverage Ratio of Windstream immediately prior to such transaction; and

(4) each Guarantor, unless such Guarantor is the Person with which Windstream has entered into a transaction under this covenant, will have by amendment to its Note Guarantee confirmed that its Note Guarantee will apply to the obligations of Windstream or the surviving Person in accordance with the notes and the Indenture.

Upon any consolidation or merger, or any sale, assignment, transfer, conveyance or other disposition of all or substantially all of the assets of Windstream in accordance with this covenant, the successor Person formed by such consolidation or into or with which Windstream is merged or to which such sale, assignment, transfer, conveyance or other disposition is made will succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, assignment, conveyance or other disposition, the provisions of the Indenture referring to Windstream will refer instead to the successor person and not to Windstream), and may exercise every right and power of, Windstream under the Indenture with the same effect as if such successor Person had been named as Windstream in the Indenture. In the event of any such transfer (other than any transfer by way of lease), the predecessor will be released and discharged from all liabilities and obligations in respect of the notes and the Indenture and the predecessor may be dissolved, wound up or liquidated at any time thereafter.

In addition, Windstream and its Restricted Subsidiaries may not, directly or indirectly, lease all or substantially all of the properties or assets of Windstream and its Restricted Subsidiaries considered as one enterprise, in one or more related transactions, to any other Person.

Clauses (2) and (3) above of this covenant will not apply to:

•	any merger, consolidation or sale, assignment, transfer, conveyance or other disposition of assets between or among Windstream and any of its Restricted Subsidiaries; or

•	any transaction if, in the good faith determination of the Board of Directors of Windstream, the sole purpose of the transaction is to reincorporate Windstream in another state of the United States.

Transactions with Affiliates

Windstream will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into, make, amend, renew or extend any transaction, contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate, or an “Affiliate Transaction,” unless:

(1) such Affiliate Transaction is on terms that are no less favorable to Windstream or the relevant Restricted Subsidiary than those that would have been obtained in a comparable arm’s-length transaction by Windstream or such Restricted Subsidiary with a Person that is not an Affiliate of Windstream or any of its Restricted Subsidiaries; and

(2) Windstream delivers to the Trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, a Board Resolution set forth in an Officers’ Certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this covenant and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the disinterested members of the Board of Directors of Windstream (if any); and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $100.0 million, an opinion as to the fairness to Windstream or such Restricted Subsidiary of such Affiliate Transaction or series of related Affiliate Transactions from a financial point of view issued by an independent accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) transactions between or among Windstream and/or its Restricted Subsidiaries or any Person that will become a Restricted Subsidiary as part of any such transactions (but excluding any such transaction to the extent that any payments thereunder made by Windstream or any of its Restricted Subsidiaries to such Person are substantially concurrently paid by such Person to any other Affiliate of Windstream, except to the extent that any such transaction would not be prohibited by this covenant);

(2) payment of reasonable and customary fees to, and reasonable and customary indemnification and similar payments on behalf of, directors of Windstream;

(3) Permitted Investments and Restricted Payments that are permitted by the provisions of the Indenture described above under the caption “—Restricted Payments”;

(4) any sale of Equity Interests (other than Disqualified Stock) of Windstream;

(5) transactions pursuant to agreements or arrangements in effect on the Issue Date, or any amendment, modification, or supplement thereto or replacement thereof, as long as such agreement or arrangement, as so amended, modified, supplemented or replaced, taken as a whole, is not more disadvantageous to Windstream and its Restricted Subsidiaries than the original agreement or arrangement in existence on the Issue Date;

(6) any employment, consulting, service or termination agreement, or reasonable and customary indemnification arrangements, entered into by Windstream or any of its Restricted Subsidiaries with officers and employees of Windstream or any of its Restricted Subsidiaries and the payment of compensation to officers and employees of Windstream or any of its Restricted Subsidiaries (including amounts paid pursuant to employee benefit plans, employee stock option or similar plans), so long as such agreement or payment has been approved by a majority of the disinterested members of the Board of Directors of Windstream;

(7) payments or loans to employees or consultants in the ordinary course of business which are approved by a majority of the disinterested members of the Board of Directors of Windstream in good faith;

(8) transactions with a Person that is an Affiliate of Windstream solely because Windstream, directly or indirectly, owns Equity Interests in, or controls, such Person; and

(9) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture, which are fair to Windstream and its Restricted Subsidiaries in the determination of a majority of the disinterested members of the Board of Directors or the senior management of Windstream, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of Windstream may designate any Restricted Subsidiary of Windstream to be an Unrestricted Subsidiary; provided that:

(1) any Guarantee by Windstream or any Restricted Subsidiary thereof of any Indebtedness of the Subsidiary being so designated will be deemed to be an Incurrence of Indebtedness by Windstream or such Restricted Subsidiary (or both, if applicable) at the time of such designation, and such Incurrence of Indebtedness would be permitted under the covenant described above under the caption “—Incurrence of Indebtedness”;

(2) the aggregate Fair Market Value of all outstanding Investments owned by Windstream and its Restricted Subsidiaries in the Subsidiary being so designated (including any Guarantee by Windstream or any Restricted Subsidiary thereof of any Indebtedness of such Subsidiary) will be deemed to be a Restricted Investment made as of the time of such designation and that such Investment would be permitted under the covenant described above under the caption “—Restricted Payments”;

(3) the Subsidiary being so designated:

(a) is not party to any agreement, contract, arrangement or understanding with Windstream or any Restricted Subsidiary thereof unless either (i) such agreement, contract, arrangement or understanding is with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture, which are fair to Windstream and its Restricted Subsidiaries in the determination of a majority of the disinterested members of the Board of Directors or the senior management of Windstream, or (ii) the terms of any such agreement, contract, arrangement or understanding are no less favorable to Windstream or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Windstream;

(b) is a Person with respect to which neither Windstream nor any of its Restricted Subsidiaries has any direct or indirect obligation (i) to subscribe for additional Equity Interests or (ii) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(c) has not Guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Windstream or any of its Restricted Subsidiaries, except (i) to the extent such Guarantee or credit support would be released upon such designation or (ii) a pledge of the Equity Interests of the Unrestricted Subsidiary that is the obligor thereunder; and

(4) no Default or Event of Default would be in existence following such designation.

Any designation of a Restricted Subsidiary of Windstream as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the Indenture. If, at any time, any Unrestricted Subsidiary would fail to meet any of the preceding requirements described in clause (3) above, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness, Investments, or Liens on the property, of such Subsidiary will be deemed to be Incurred or made by a Restricted Subsidiary of Windstream as of such date and, if such Indebtedness, Investments or Liens are not permitted to be Incurred or made as of such date under the Indenture, Windstream will be in default under the Indenture.

The Board of Directors of Windstream may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that:

(1) such designation will be deemed to be an Incurrence of Indebtedness by a Restricted Subsidiary of Windstream of any outstanding Indebtedness (including any Non-Recourse Debt) of such Unrestricted Subsidiary and such designation will only be permitted if such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness”;

(2) all outstanding Investments owned by such Unrestricted Subsidiary will be deemed to be made as of the time of such designation and such designation will only be permitted if such Investments would be permitted under the covenant described above under the caption “—Restricted Payments”;

(3) all Liens upon property or assets of such Unrestricted Subsidiary existing at the time of such designation would be permitted under the caption “—Liens”; and

(4) no Default or Event of Default would be in existence following such designation.

Sale and Leaseback Transactions

Windstream will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction; provided that Windstream or any Restricted Subsidiary thereof may enter into a Sale and Leaseback Transaction if:

(1) Windstream or such Restricted Subsidiary, as applicable, could have (a) Incurred Indebtedness in an amount equal to the Attributable Debt relating to such Sale and Leaseback Transaction pursuant to the covenant described above under the caption “—Certain Covenants—Incurrence of Indebtedness” and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption “—Certain Covenants—Liens” in which case such Indebtedness and Liens shall be deemed to have been so incurred;

(2) the gross cash proceeds of that Sale and Leaseback Transaction are at least equal to the Fair Market Value of the property that is the subject of that Sale and Leaseback Transaction; and

(3) the transfer of assets in that Sale and Leaseback Transaction is permitted by, and Windstream applies the proceeds of such transaction in compliance with, the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.”

Guarantees

Windstream will not permit any of its Restricted Subsidiaries (other than any Insignificant Subsidiary), directly or indirectly, to Guarantee or pledge any assets to secure the payment of any other Indebtedness of Windstream or any Domestic Restricted Subsidiary unless such Restricted Subsidiary is a Guarantor or simultaneously executes and delivers to the Trustee an Opinion of Counsel and a supplemental indenture providing for the Guarantee of the payment of the notes by such Restricted Subsidiary, which Guarantee will be senior to or pari passu with such Subsidiary’s Guarantee of such other Indebtedness.

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than Windstream or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) is organized or existing under the laws of the United States, any state thereof or the District of Columbia and assumes all the obligations of that Guarantor under the Indenture, its Note Guarantee and the Registration Rights Agreement pursuant to a supplemental indenture satisfactory to the Trustee; or

(b) such sale or other disposition or consolidation or merger complies with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.”

The Note Guarantee of a Guarantor will be released:

(1) in connection with any transaction permitted by the Indenture after which such Guarantor would no longer constitute a Restricted Subsidiary of Windstream, if the sale of Capital Stock, if any, complies with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(2) if Windstream properly designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary under the Indenture;

(3) upon satisfaction and discharge of the notes as set forth under “—Satisfaction and Discharge” or upon defeasance of the notes as set forth under “—Legal Defeasance and Covenant Defeasance”; or

(4) solely in the case of a Note Guarantee created pursuant to the first paragraph of this covenant, upon the release or discharge of the Guarantee which resulted in the creation of such Note Guarantee pursuant to this covenant, except a discharge or release by or as a result of payment under such Guarantee.

Business Activities

Windstream will not, and will not permit any Restricted Subsidiary thereof to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Windstream and its Restricted Subsidiaries taken as a whole.

Payments for Consent

Windstream will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to be paid and is paid to all Holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Windstream will furnish to the Trustee and, upon request, to beneficial owners and prospective investors a copy of all of the information and reports referred to in clauses (1) and (2) below within the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual financial information that is required to be contained in a filing with the SEC on Forms 10-Q and 10-K, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by Windstream’s certified independent accountants; and

(2) all current reports that are required to be filed with the SEC on Form 8-K.

Whether or not required by the SEC, Windstream will comply with the periodic reporting requirements of the Exchange Act and will file the reports specified in the preceding paragraph with the SEC within the time periods specified above unless the SEC will not accept such a filing. Windstream agrees that it will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept Windstream’s filings for any reason, Windstream will post the reports referred to in the preceding paragraph on its website within the time periods that would apply if Windstream were required to file those reports with the SEC.

If Windstream has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by this covenant will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of

Financial Condition and Results of Operations,” of the financial condition and results of operations of Windstream and its Restricted Subsidiaries separate from the financial condition and results of operations of Windstream’s Unrestricted Subsidiaries.

In addition, Windstream and the Guarantors have agreed that, for so long as any notes remain outstanding, they will furnish to the Holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Termination of Applicability of Certain Covenants if Notes Rated Investment Grade

Notwithstanding the foregoing, Windstream’s and its Restricted Subsidiaries’ obligations to comply with the provisions of the Indenture described above under the captions “—Repurchase at the Option of Holders— Asset Sales” and “—Certain Covenants” (except for the covenants described under the caption “—Certain Covenants—Liens,” “—Certain Covenants—Merger, Consolidation or Sale of Assets” (other than clause (3) of the first paragraph thereof), “—Certain Covenants—Sale and Leaseback Transactions,” “—Certain Covenants—Guarantees” and “—Certain Covenants—Reports”) will terminate with respect to the notes and cease to have any further effect from and after the first date when the notes are rated Investment Grade.

Events of Default and Remedies

Each of the following is an Event of Default with respect to the notes:

(1) default for 30 days in the payment when due of interest on the notes;

(2) default in payment when due (whether at maturity, upon acceleration, redemption, required repurchase or otherwise) of the principal of, or premium, if any, on the notes;

(3) failure by Windstream or any of its Restricted Subsidiaries to comply with the provisions described under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(4) failure by Windstream or any of its Restricted Subsidiaries for 30 days after written notice by the Trustee or Holders representing 25% or more of the aggregate principal amount of notes then outstanding to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control” or “—Repurchase at the Option of Holders—Asset Sales” (other than a failure to purchase notes in connection therewith, which shall constitute an Event of Default under clause (2) above);

(5) failure by Windstream or any of its Restricted Subsidiaries for 60 days after written notice by the Trustee or Holders representing 25% or more of the aggregate principal amount of notes then outstanding to comply with any of the other agreements in the Indenture;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness by Windstream or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by Windstream or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

(a) is caused by a failure to make any principal payment when due at the final maturity of such Indebtedness and prior to the expiration of any grace period provided in such Indebtedness on the date of such default, or a “Payment Default”; or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $75.0 million or more;

(7) failure by Windstream or any of its Restricted Subsidiaries to pay final judgments (to the extent such judgments are not paid or covered by insurance provided by a reputable carrier that has the ability to perform) aggregating in excess of $75.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(8) except as permitted by the Indenture, any Note Guarantee with respect to the notes will be held in any judicial proceeding to be unenforceable or invalid or will cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, will deny or disaffirm its obligations under its Note Guarantee with respect to the notes; and

(9) certain events of bankruptcy or insolvency with respect to (i) Windstream or (ii) any Significant Subsidiary of Windstream (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary).

In the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to (i) Windstream or (ii) any Significant Subsidiary of Windstream (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary), all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately by notice in writing to Windstream specifying the Event of Default. Upon such declaration, the notes, together with accrued and unpaid interest, shall become due and payable immediately.

In the event of a declaration of acceleration of the notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause (6) above, the declaration of acceleration of the notes will be automatically annulled if the holders of all Indebtedness described in clause (6) above have rescinded the declaration of acceleration in respect of such Indebtedness within 30 Business Days of the date of such declaration, and if the annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction, and all existing Events of Default, except non-payment of principal or interest on the notes that became due solely because of the acceleration of the notes, have been cured or waived.

Holders of the notes may not enforce the Indenture or the notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the notes notice of any Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest or Additional Interest) if it determines that withholding notice is in their interest.

The Holders of a majority in aggregate principal amount of the notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or Additional Interest on, or the principal of, the notes. The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee with respect to the notes. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of notes. A Holder may not pursue any remedy with respect to the Indenture or the notes unless:

(1) the Holder gives the Trustee written notice of a continuing Event of Default;

(2) the Holders of at least 25% in aggregate principal amount of outstanding notes make a written request to the Trustee to pursue the remedy;

(3) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

(4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding notes do not give the Trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium or Additional Interest, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the notes, which right will not be impaired or affected without the consent of the Holder.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of Windstream or any of its Restricted Subsidiaries with the intention of avoiding payment of the premium that Windstream would have had to pay if Windstream then had elected to redeem the notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes.

Windstream is required to deliver to the Trustee annually within 120 days after the end of each fiscal year a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, Windstream is required to deliver to the Trustee, within 30 days after the occurrence thereof, a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, stockholder, member, manager or partner of Windstream or any Guarantor, as such, will have any liability for any obligations of Windstream or the Guarantors under the notes, the Indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of exchange notes by accepting an exchange note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the exchange notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

Windstream may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees related to the notes, described as “Legal Defeasance,” except for:

(1) the rights of Holders of outstanding notes to receive payments in respect of the principal of, or interest or premium, if any, on such notes when such payments are due from the trust referred to below;

(2) Windstream’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and Windstream’s and the Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, Windstream may, at its option and at any time, elect to have the obligations of Windstream and the Guarantors released with respect to certain covenants that are described in the Indenture, described as

“Covenant Defeasance,” and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default” will no longer constitute Events of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) Windstream must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium, if any, on the outstanding notes on the Stated Maturity or on the applicable redemption date, as the case may be, and Windstream must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, Windstream will have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) Windstream has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, Windstream will have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default will have occurred and be continuing either: (a) on the date of such deposit; or (b) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 123 rd day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument to which Windstream or any of its Restricted Subsidiaries is a party or by which Windstream or any of its Restricted Subsidiaries is bound;

(6) Windstream must have delivered to the Trustee an Opinion of Counsel to the effect that, assuming no intervening bankruptcy of Windstream or any Guarantor between the date of deposit and the 123 rd day following the deposit and assuming that no Holder is an “insider” of Windstream under applicable bankruptcy law, after the 123 rd day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, including Section 547 of the United States Bankruptcy Code and Section 15 of the New York Debtor and Creditor Law;

(7) Windstream must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by Windstream with the intent of preferring the Holders over the other creditors of Windstream with the intent of defeating, hindering, delaying or defrauding creditors of Windstream or others;

(8) if the notes are to be redeemed prior to their Stated Maturity, Windstream must deliver to the Trustee irrevocable instructions to redeem all of the notes on the specified redemption date; and

(9) Windstream must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent (other than the expiration of the 123-day period referred to above) relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture or the notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the Indenture or the notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each Holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting Holder):

(1) reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Note or alter the provisions, or waive any payment, with respect to the redemption of the notes (other than the provisions relating to the covenants described under the caption “—Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any Note;

(4) waive a Default or Event of Default in the payment of principal of, or interest, or premium, if any, on, the notes (except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5) make any Note payable in money other than U.S. dollars;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of notes to receive payments of principal of, or interest or premium, if any, on, the notes;

(7) release any Guarantor from any of its obligations under its Note Guarantee or the Indenture, except in accordance with the terms of the Indenture;

(8) impair the right to institute suit for the enforcement of any payment on or with respect to the notes or the Note Guarantees;

(9) amend, change or modify the obligation of Windstream to make and consummate an Asset Sale Offer with respect to any Asset Sale in accordance with the covenant described under the caption “Repurchase at the Option of Holders—Asset Sales” after the obligation to make such Asset Sale Offer has arisen, or the obligation of Windstream to make and consummate a Change of Control Offer in the event of a Change of Control Triggering Event in accordance with the covenant described under the caption “Repurchase at the Option of Holders—Change of Control” after such Change of Control Triggering Event has occurred, including, in each case, amending, changing or modifying any definition relating thereto;

(10) except as otherwise permitted under the covenants described under the captions “—Certain Covenants—Merger, Consolidation and Sale of Assets” and “—Certain Covenants—Guarantees,” consent to the assignment or transfer by Windstream or any Guarantor of any of their rights or obligations under the Indenture;

(11) amend or modify any of the provisions of the Indenture or the related definitions affecting the ranking of the notes or any Note Guarantee in any manner adverse to the Holders of the notes or any Note Guarantee; or

(12) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any Holder of notes, Windstream, the Guarantors and the Trustee may amend or supplement the Indenture or the notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of Windstream’s or any Guarantor’s obligations to Holders of notes in the case of a merger or consolidation or sale of all or substantially all of Windstream’s or such Guarantor’s assets;

(4) to make any change that would provide any additional rights or benefits to the Holders of notes or that does not materially adversely affect the legal rights under the Indenture of any such Holder;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(6) to comply with the provisions described under “—Certain Covenants—Guarantees”;

(7) to evidence and provide for the acceptance of appointment by a successor Trustee;

(8) to provide for the issuance of Additional Notes in accordance with the Indenture; or

(9) conform the text of the Indenture or the notes to any provision of this “Description of the Exchange Notes” to the extent that such provision of the Indenture or the notes was intended to conform to the text of this “Description of the Exchange Notes.”

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated (except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has theretofore been deposited in trust and thereafter repaid to Windstream) have been delivered to the Trustee for cancellation; or

(b) all notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and Windstream or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default will have occurred and be continuing on the date of such deposit or will occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Windstream or any Guarantor is a party or by which Windstream or any Guarantor is bound;

(3) Windstream or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(4) Windstream has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, Windstream must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the Trustee becomes a creditor of Windstream or any Guarantor, the Indenture and the Trust Indenture Act limit its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Indenture provides that in case an Event of Default will occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of notes, unless such Holder will have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Book-Entry, Delivery and Form

Except as set forth below, exchange notes will be issued in the form of one or more global securities, or the “Global Exchange Notes.” The Global Exchange Notes will be issued in fully-registered book form without interest coupons that will be deposited upon issuance with the trustee under the Indenture and registered in the name of DTC or its nominee. Exchange notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000.

Except as set forth below, the Global Exchange Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Exchange Notes may not be exchanged for exchange notes in certificated form, except in the circumstances described below. See “—Exchange of Global Exchange Notes for Certificated Exchange Notes.” In addition, transfers of beneficial interests in the Global Exchange Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time. The exchange notes may be presented for registration of transfer and exchange at the Corporate Trust Office of the trustee.

Depositary Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. Windstream takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised Windstream that DTC is a limited-purpose trust company created to hold securities for its participating organizations, collectively, the “Participants,” and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly collectively, the Indirect Participants. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised Windstream that, pursuant to procedures established by it:

(1) upon deposit of the Global Exchange Notes, DTC will credit the accounts of Participants designated by the initial purchasers with portions of the principal amount of the Global Exchange Notes; and

(2) ownership of these interests in the Global Exchange Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Exchange Notes).

Investors in the Global Exchange Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Exchange Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. All interests in a Global Exchange Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

Except as described below, owners of interests in the Global Exchange Notes will not have exchange notes registered in their names, will not receive physical delivery of exchange notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on a Global Exchange Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, Windstream and the Trustee will treat the Persons in whose names the exchange notes, including the Global Exchange Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither Windstream, the Trustee nor any agent of Windstream or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Exchange Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Exchange Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised Windstream that its current practice, upon receipt of any payment in respect of securities such as the exchange notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of exchange notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or Windstream. Neither Windstream nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the exchange notes, and Windstream and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Subject to compliance with the transfer restrictions applicable to the exchange notes described herein, cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Exchange Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised Windstream that it will take any action permitted to be taken by a Holder of exchange notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Exchange Notes and only in respect of such portion of the aggregate principal amount of the exchange notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the exchange notes, DTC reserves the right to exchange the Global Exchange Notes for legended exchange notes in certificated form, and to distribute such exchange notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Exchange Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither Windstream nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Exchange Notes for Certificated Exchange Notes

A Global Exchange Note is exchangeable for definitive exchange notes in registered certificated form, or Certificated Exchange Notes, if:

(1) DTC (a) notifies Windstream that it is unwilling or unable to continue as depositary for the Global Exchange Notes or (b) has ceased to be a clearing agency registered under the Exchange Act, and in each case Windstream fails to appoint a successor depositary;

(2) Windstream, at its option, notifies the Trustee in writing that it elects to cause the issuance of Certificated Exchange Notes (DTC has advised Windstream that, in such event, under its current practices, DTC would notify its participants of Windstream’s request, but will only withdraw beneficial interests from a Global Exchange Note at the request of each DTC participant); or

(3) there will have occurred and be continuing a Default or Event of Default with respect to the exchange notes.

In addition, beneficial interests in a Global Exchange Note may be exchanged for Certificated Exchange Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Exchange Notes delivered in exchange for any Global Exchange Note or beneficial interests in Global Exchange Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same Day Settlement and Payment

Windstream will make payments in respect of the exchange notes represented by the Global Exchange Notes (including principal, premium, if any, and interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Exchange Note Holder. Windstream will make all payments of principal, interest and premium, if any, with respect to Certificated Exchange Notes by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder’s registered address. The exchange notes represented by the Global Exchange Notes are expected to trade in PORTAL and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such exchange notes will, therefore, be required by DTC to be settled in immediately available funds. Windstream expects that secondary trading in any Certificated Exchange Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Exchange Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised Windstream that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Exchange Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means Indebtedness of a Person existing at the time such Person merges with or into or becomes a Restricted Subsidiary and not Incurred in connection with, or in contemplation of, such Person merging with or into or becoming a Restricted Subsidiary.

“Additional Interest” means the additional interest that may become payable on the notes pursuant to the Registration Rights Agreement.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, will mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” will have correlative meanings.

“Applicable Premium” means, at any date of redemption, the greater of (i) 1.0% of the principal amount of such Note and (ii) the excess of (A) the present value at such date of redemption of (1) the principal amount of such Note at maturity plus the premium thereon as set out in the table under “Optional Redemption” on October 1, 2016, plus (2) all remaining required interest payments due on such Note through October 1, 2016 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such Note.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets, other than a transaction governed by the provisions of the Indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets”; and

(2) the issuance of Equity Interests by any of Windstream’s Restricted Subsidiaries or the sale by Windstream or any Restricted Subsidiary thereof of Equity Interests in any of its Subsidiaries (other than directors’ qualifying shares and shares issued to foreign nationals to the extent required by applicable law).

Notwithstanding the preceding, the following items will be deemed not to be Asset Sales:

(1) any single transaction or series of related transactions that involves assets or Equity Interests having a Fair Market Value of less than $25.0 million;

(2) a transfer of assets or Equity Interests between or among Windstream and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary of Windstream to Windstream or to another Restricted Subsidiary thereof;

(4) the sale or lease of equipment, inventory, accounts receivable or other assets in the ordinary course of business;

(5) the sale or other disposition of Cash Equivalents;

(6) dispositions of accounts receivable in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings;

(7) a Restricted Payment that is permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments” and any Permitted Investment;

(8) any sale or disposition of any property or equipment that has become damaged, worn out or obsolete;

(9) the creation of a Lien not prohibited by the Indenture;

(10) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(11) licenses of intellectual property;

(12) any disposition of Designated Noncash Consideration; provided that such disposition increases the amount of Net Proceeds of the Asset Sale that resulted in such Designated Noncash Consideration; and

(13) any foreclosure upon any assets of Windstream or any of its Restricted Subsidiaries pursuant to the terms of a Lien not prohibited by the terms of the Indenture; provided that such foreclosure does not otherwise constitute a Default under the Indenture.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value will be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” will have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or, except in the context of the definitions of “Change of Control” and “Continuing Directors,” a duly authorized committee thereof;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

“Board Resolution” means a resolution certified by the Secretary or an Assistant Secretary of Windstream to have been duly adopted by the Board of Directors of Windstream and to be in full force and effect on the date of such certification.

“Business Day” means any day other than a Legal Holiday.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(1) U.S. dollars and foreign currency received in the ordinary course of business or exchanged into U.S. dollars within 180 days;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof ( provided that the full faith and credit of the United States is pledged in support thereof), maturing, unless such securities are deposited to defease any Indebtedness, not more than one year from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any lender party under the Credit Agreement or any domestic commercial bank having capital and surplus in excess of $500.0 million and a rating at the time of acquisition thereof of P-1 or better from Moody’s Investors Service, Inc. or A-1 or better from Standard & Poor’s Rating Services;

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper issued by a corporation (other than an Affiliate of Windstream) rated at least “A-2” or higher from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within one year after the date of acquisition;

(6) securities issued and fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, rated at least “A” by Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and having maturities of not more than one year from the date of acquisition; and

(7) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Windstream and its Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act);

(2) the adoption of a plan relating to the liquidation or dissolution of Windstream;

(3) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the Beneficial Owner, directly or indirectly, of 50% or more of the voting power of the Voting Stock of Windstream;

(4) the first day on which a majority of the members of the Board of Directors of Windstream are not Continuing Directors; or

(5) Windstream consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into Windstream or a Subsidiary of Windstream, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Windstream or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where (A) the Voting Stock of Windstream outstanding immediately prior to such transaction continues as, or is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance) and (B) immediately after such transaction, no “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) becomes, directly or indirectly, the Beneficial Owner of 50% or more of the voting power of the Voting Stock of the surviving or transferee Person.

“Change of Control Triggering Event” means the occurrence of a Change of Control (x) that is accompanied or followed by a downgrade of the notes within the Ratings Decline Period by each of Moody’s and S&P or, if either S&P and Moody’s is not providing a rating on the notes at any time for reasons outside the control of Windstream, the equivalent of such ratings by another nationally recognized statistical ratings organization selected by Windstream (as certified by a resolution of the Board of Directors of Windstream), and (y) the rating of the notes on any day during such Ratings Decline Period is below the lower of the rating by such nationally recognized statistical ratings organization in effect (i) immediately preceding the first public announcement of the Change of Control (or occurrence thereof if such Change of Control occurs prior to public announcement) and (ii) on the Issue Date.

“Common Stock” means, with respect to any Person, any Capital Stock (other than Preferred Stock) of such Person, whether outstanding on the Issue Date or issued thereafter.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus , without duplication:

(1) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2) Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that any such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(3) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period), goodwill impairment charges and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash charges or expenses were deducted in computing such Consolidated Net Income; plus

(4) the amount of any minority interest expense deducted in computing such Consolidated Net Income; plus

(5) any non-cash compensation charge arising from any grant of stock, stock options or other equity-based awards, to the extent deducted in computing such Consolidated Net Income; plus

(6) any non-cash SFAS 133 income (or loss) related to hedging activities, to the extent deducted in computing such Consolidated Net Income; minus

(7) non-cash items increasing such Consolidated Net Income for such period, other than (a) the accrual of revenue consistent with past practice and (b) the reversal in such period of an accrual of, or cash reserve for, cash expenses in a prior period, to the extent such accrual or reserve did not increase Consolidated Cash Flow in a prior period;

in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, the Fixed Charges of and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of Windstream will be added to Consolidated Net Income to compute Consolidated Cash Flow of Windstream (A) in the same proportion that the Net Income of such Restricted Subsidiary was added to compute such Consolidated Net Income of Windstream and (B) only to the extent that a corresponding amount would be permitted at the date of determination to be dividended or distributed to Windstream by such Restricted Subsidiary without direct or indirect restriction pursuant to the terms of its charter and all agreements and instruments, applicable to that Subsidiary or its stockholders.

“Consolidated Leverage Ratio” means, as of any date of determination, the ratio of:

(1) the aggregate outstanding amount of Indebtedness of Windstream and its Restricted Subsidiaries as of such date of determination on a consolidated basis (subject to the terms described in the paragraph below) after giving pro forma effect to the incurrence of the Indebtedness giving rise to the need to make such calculation (including a pro forma application of the use of proceeds therefrom) on such date, to

(2) the Consolidated Cash Flow of Windstream for the most recent four full fiscal quarters for which internal financial statements are available immediately prior to such date of determination.

For purposes of this definition:

(a) Consolidated Cash Flow shall be calculated on a pro forma basis after giving effect to (A) the incurrence of the Indebtedness of Windstream and its Restricted Subsidiaries (and the application of the proceeds therefrom) giving rise to the need to make such calculation and any incurrence (and the application of the proceeds therefrom) or repayment of other Indebtedness on the date of determination, and (B) any acquisition or disposition of a Person, division or line of business (including, without limitation, any acquisition giving rise to the need to make such calculation as a result of Windstream or one of its Restricted Subsidiaries (including any Person that becomes a Restricted Subsidiary as a result of such acquisition) incurring, assuming or otherwise becoming liable for Indebtedness) at any time on or subsequent to the first day of the applicable four-quarter period specified in clause (2) of the preceding paragraph and on or prior to the date of determination, as if such acquisition or disposition (including the incurrence or assumption of any such Indebtedness and also including any Consolidated Cash Flow associated with such acquisition or disposition) occurred on the first day of such four-quarter period; and

(b) pro forma calculations shall be made in good faith by a responsible financial or accounting officer of Windstream.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary thereof (and the net loss of any such Person will be included only to the extent that such loss is funded in cash by the specified Person or a Restricted Subsidiary thereof);

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted directly or indirectly, by operation of the terms of its charter or any agreement or instrument, applicable to that Restricted Subsidiary or its equityholders;

(3) the Net Income of any Person acquired during the specified period for any period prior to the date of such acquisition will be excluded;

(4) the cumulative effect of a change in accounting principles will be excluded; and

(5) notwithstanding clause (1) above, the Net Income or loss of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Windstream who:

(1) was a member of such Board of Directors on the Issue Date; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Agreement” means that certain Amended and Restated Credit Agreement dated October 19, 2009, as amended by Amendment No. 1 to Credit Agreement and Amendment No. 1 to Security Agreement, dated as of September 17, 2010, among Windstream, certain lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, and Bank of America, N.A., Citibank, N.A. and Wells Fargo Bank, N.A. (as successor to Wachovia Bank, National Association), as Co-Documentation Agents, and J.P. Morgan Securities Inc., as Sole Bookrunner and Lead Arranger, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced or refinanced from time to time after the Issue Date (including increases in the amounts available for borrowing thereunder), regardless of whether such amendment, restatement, modification, renewal, refunding, replacement or refinancing is with the same financial institutions or otherwise.

“Credit Facilities” means one or more debt facilities (including, without limitation, the Credit Agreement and indentures or debt securities) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term debt, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time, including any refunding, replacement or refinancing thereof through the issuance of debt securities.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Noncash Consideration” means the Fair Market Value of noncash consideration received by Windstream or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Noncash Consideration.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 123 days after the date on which the notes mature; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such dates shall be deemed to be Disqualified Stock. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require Windstream to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Windstream may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The term “Disqualified Stock” will also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is 123 days after the date on which the notes mature.

“Domestic Restricted Subsidiary” means any Restricted Subsidiary of Windstream other than a Restricted Subsidiary that is (1) a “controlled foreign corporation” under Section 957 of the Internal Revenue Code (a) whose primary operating assets are located outside the United States and (b) that is not subject to tax under Section 882(a) of the Internal Revenue Code because of a trade or business within the United States or (2) a Subsidiary of an entity described in the preceding clause (1).

“Earn-out Obligation” means any contingent consideration based on future operating performance of the acquired entity or assets or other purchase price adjustment or indemnification obligation, payable following the consummation of an acquisition based on criteria set forth in the documentation governing or relating to such acquisition.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private placement of Capital Stock (other than Disqualified Stock) of Windstream to any Person (other than (i) to any Subsidiary thereof and (ii) issuances of equity securities pursuant to a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of Windstream).

“Existing Indebtedness” means the aggregate principal amount of Indebtedness of Windstream and its Restricted Subsidiaries (other than Indebtedness under the Credit Agreement or under the notes and the related Note Guarantees) in existence on the Issue Date after giving effect to the application of the proceeds of the notes, until such amounts are repaid.

“Fair Market Value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by a responsible officer of Windstream, whose determination, unless otherwise specified below, will be conclusive if evidenced by an Officers’ Certificate. Notwithstanding the foregoing, the responsible officer’s determination of Fair Market Value must be evidenced by an Officers’ Certificate delivered to the Trustee if the Fair Market Value exceeds $25.0 million.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations, but excluding the amortization or write-off of debt issuance costs; plus

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (other than a pledge of Equity Interests of an Unrestricted Subsidiary to secure Non-Recourse Debt of such Unrestricted Subsidiary), whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued (but, in the case of accrued, only in the case of (x) Preferred Stock of any Restricted Subsidiary of such Person that is not a Guarantor or (y) Disqualified Stock of such Person or of any of its Restricted Subsidiaries) and whether or not in cash, on any series of Disqualified Stock of such Person or on any series of Preferred Stock of such Person’s Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests (other than Disqualified Stock) of such Person or to such Person or to a Restricted Subsidiary of such Person, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, the opinions and pronouncements of the Public Company Accounting Oversight Board and in the statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on July 17, 2006.

“Government Securities” means securities that are direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged.

“Guarantee” means, as to any Person, a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness of another Person.

“Guarantors” means:

(1) each direct and indirect Restricted Subsidiary of Windstream that Guarantees any Indebtedness under the Credit Agreement on the Issue Date; and

(2) any other Subsidiary of Windstream that executes a Note Guarantee in accordance with the provisions of the Indenture;

and their respective successors and assigns until released from their obligations under their Note Guarantees and the Indenture in accordance with the terms of the Indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements with respect to interest rates;

(2) commodity swap agreements, commodity option agreements, forward contracts and other agreements or arrangements with respect to commodity prices; and

(3) foreign exchange contracts, currency swap agreements and other agreements or arrangements with respect to foreign currency exchange rates.

“Holder” means a Person in whose name a Note is registered.

“Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become directly or indirectly liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness (and “Incurrence” and “Incurred” will have meanings correlative to the foregoing); provided that (1) any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary of Windstream will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary of Windstream and (2) neither the accrual of interest nor the accretion of original issue discount nor the payment of interest in the form of additional Indebtedness with the same terms and the payment of dividends on Disqualified Stock or Preferred Stock in the form of additional shares of the same class of Disqualified Stock or Preferred Stock (to the extent provided for when the Indebtedness or Disqualified Stock or Preferred Stock on which such interest or dividend is paid was originally issued) will be considered an Incurrence of Indebtedness; provided that in each case the amount thereof is for all other purposes included in the Fixed Charges and Indebtedness of Windstream or its Restricted Subsidiary as accrued.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) in respect of Capital Lease Obligations and Attributable Debt;

(5) in respect of the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable; provided that Indebtedness shall not include any Earn-out Obligation or obligation in respect of purchase price adjustment, except to the extent that the contingent consideration relating thereto is not paid within 15 Business Days after the contingency relating thereto is resolved;

(6) representing Hedging Obligations;

(7) representing Disqualified Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends; or

(8) in the case of a Subsidiary of such Person, representing Preferred Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends, if and to the extent any of the preceding items (other than letters of credit and other than clauses (4), (5), (6), (7) or (8)) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes (x) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) other than a pledge of Equity Interests of an Unrestricted Subsidiary to secure Non-Recourse Debt of such Unrestricted Subsidiary, provided that the amount of such Indebtedness will be the lesser of (A) the Fair Market Value of such asset at such date of determination and (B) the amount of such Indebtedness, and (y) to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person, provided, further , that any obligation of Windstream or any Restricted Subsidiary in respect of minimum guaranteed commissions, or other similar payments, to clients, minimum returns to clients or stop loss limits in favor of clients or indemnification obligations to clients, in each case pursuant to contracts to provide services to clients entered into in the ordinary course of business, shall be deemed not to constitute Indebtedness. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock or Preferred Stock which does not have a fixed repurchase price will be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock, as applicable, as if such Disqualified Stock or Preferred Stock were repurchased on any date on which Indebtedness will be required to be determined pursuant to the Indenture.

The amount of any Indebtedness outstanding as of any date will be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, and will be:

(1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

“Insignificant Subsidiary” means any Subsidiary of Windstream that has total assets of not more than $1.0 million and that is designated by Windstream as an “Insignificant Subsidiary,” provided that the total assets of all Subsidiaries that are so designated, as reflected on Windstream’s most recent consolidating balance sheet prepared in accordance with GAAP, may not in the aggregate at any time exceed $10.0 million.

“Investment Grade” means both BBB- or higher by S&P and Baa3 or higher by Moody’s, or the equivalent of such ratings by S&P or Moody’s, or, if either S&P and Moody’s is not providing a rating on the notes at any time, the equivalent of such rating by another nationally recognized statistical ratings organization.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans or other extensions of credit (including Guarantees), advances, capital contributions (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

If Windstream or any of its Restricted Subsidiaries sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Windstream such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Windstream, Windstream will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Investment in such Subsidiary not sold or disposed of. The acquisition by Windstream or any of its Restricted Subsidiaries of a Person that holds an Investment in a third Person will be deemed to be an Investment by Windstream or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investment held by the acquired Person in such third Person.

“Issue Date” means the date of original issuance of the notes under the Indenture, which is March 28, 2011.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions in The City of New York or at a place of payment are authorized or required by law, regulation or executive order to remain closed.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends, excluding, however:

(1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any sale of assets outside the ordinary course of business of such Person; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary or non-recurring gain, loss, expense or charge (including any one-time expenses related to the Transactions), together with any related provision for taxes.

“Net Proceeds” means the aggregate cash proceeds, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not the interest component, thereof) received by Windstream or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (1) the direct costs relating to such Asset Sale and the sale or other disposition of any such non-cash consideration, including, without limitation, legal, accounting, investment banking and brokerage fees, and sales commissions, and any relocation expenses incurred as a result thereof, (2) taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (3) amounts required to be applied to the repayment of Indebtedness or other liabilities secured by a Lien on the asset or assets that were the subject of such Asset Sale or required to be paid as a result of such sale, (4) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP, (5) in the case of any Asset Sale by a Restricted Subsidiary of Windstream, payments to holders of Equity Interests in such Restricted Subsidiary in such capacity (other than such Equity Interests held by Windstream or any Restricted Subsidiary thereof) to the extent that such payment is required to permit the distribution of such proceeds in respect of the Equity Interests in such Restricted Subsidiary held by Windstream or any Restricted Subsidiary thereof and (6) appropriate amounts to be provided by Windstream or its Restricted Subsidiaries as a reserve against liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in accordance with GAAP; provided that (a) excess amounts set aside for payment of taxes pursuant to clause (2) above remaining after such taxes have been paid in full or the statute of limitations therefor has expired and (b) amounts initially held in reserve pursuant to clause (6) no longer so held, will, in the case of each of subclause (a) and (b), at that time become Net Proceeds.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither Windstream nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) other than a pledge of the Equity Interests of the Unrestricted Subsidiary that is the obligor thereunder, (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of Windstream or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3) as to which either (a) the explicit terms provide that there is no recourse against any of the assets of Windstream or any Restricted Subsidiary thereof or (b) the lenders have been notified in writing that they will not have any recourse to the stock or assets of Windstream or any of its Restricted Subsidiaries, in each case other than recourse against the Equity Interests of the Unrestricted Subsidiary that is the obligor thereunder.

“Note Guarantee” means a Guarantee of the notes pursuant to the Indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Officer” means, with respect to any Person, the Chairman of the Board, the President, the Chief Financial Officer, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of such Person.

“Officers’ Certificate” means a certificate signed on behalf of Windstream by at least two Officers of Windstream, one of whom must be the principal executive officer, the principal financial officer or the principal accounting officer of Windstream, that meets the requirements of the Indenture.

“Opinion of Counsel” means an opinion from legal counsel who is reasonably acceptable to the Trustee (who may be counsel to or an employee of Windstream) that meets the requirements of the Indenture.

“Permitted Business” means any business conducted or proposed to be conducted (as described in this prospectus) by Windstream and its Restricted Subsidiaries on the Issue Date and other businesses reasonably related thereto or a reasonable extension or expansion thereof.

“Permitted Investments” means:

(1) any Investment in Windstream or in a Restricted Subsidiary of Windstream;

(2) any Investment in Cash Equivalents;

(3) any Investment by Windstream or any Restricted Subsidiary of Windstream in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of Windstream; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Windstream or a Restricted Subsidiary of Windstream;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(5) Hedging Obligations that are Incurred for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes;

(6) any Investment acquired by Windstream or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by Windstream or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by Windstream or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7) advances to customers or suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of Windstream or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business;

(8) Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business;

(9) advances to employees not in excess of $5.0 million outstanding at any one time in the aggregate;

(10) commission, payroll, travel and similar advances to officers and employees of Windstream or any of its Restricted Subsidiaries that are expected at the time of such advance ultimately to be recorded as an expense in conformity with GAAP;

(11) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(12) other Investments in any Person other than any Unrestricted Subsidiary of Windstream (provided that any such Person is either (i) not an Affiliate of Windstream or (ii) is an Affiliate of Windstream (A) solely because Windstream, directly or indirectly, owns Equity Interests in, or controls, such Person or (B) engaged in bona fide business operations and is an Affiliate solely because it is under common control with Windstream) having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (12) since July 17, 2006 and then outstanding, not to exceed the greater of (x) 5.0% of Total Assets and (y) $375.0 million at the time of such Investment; provided, however, that if an Investment pursuant to this clause (12) is made in any Person that is not a Restricted Subsidiary of Windstream at the date of the making of the Investment and such Person becomes a Restricted Subsidiary of Windstream after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above, and shall cease to have been made pursuant to this clause (12); and

(13) Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (13) since July 17, 2006, not to exceed $25.0 million (but, to the extent that any Investment made pursuant to this clause (13) since July 17, 2006 is sold or otherwise liquidated for cash or designated as a Restricted Subsidiary, minus the lesser of (a) the cash return of capital with respect to such Investment (less the cost of disposition, if any) or the Fair Market Value of such Unrestricted Subsidiary at the time of redesignation, as applicable and (b) the initial amount of such Investment).

“Permitted Liens” means:

(1) Liens securing obligations in an amount when created or Incurred, together with the amount of all other obligations secured by a Lien under this clause (1) at that time outstanding (and any Permitted Refinancing Indebtedness Incurred in respect thereof) and (in the case of clause (B) only) any Liens securing obligations in respect of the 6.75 % Notes due 2028 of Windstream Midwest, not to exceed the greater of (A) the sum of (i) the amount of Indebtedness Incurred and outstanding at such time under clauses (1), (4) and (15) of the second paragraph of the covenant described under the caption “Certain Covenants—Incurrence of Indebtedness” plus (ii) the amount of Indebtedness available for Incurrence at such time under clauses (1), (4) and (15) of the second paragraph of the covenant described under the caption “Certain Covenants—Incurrence of Indebtedness” and (B) the product of (x) 2.50 and (y) Windstream’s Consolidated Cash Flow for the most recent four fiscal quarters for which internal financial statements are available at such time, which Consolidated Cash Flow shall be calculated on a pro forma basis in the manner set out in clause (a) of the definition of “Consolidated Leverage Ratio”;

(2) Liens in favor of Windstream or any Guarantor;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Windstream or any Restricted Subsidiary thereof; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Windstream or the Restricted Subsidiary;

(4) Liens on property existing at the time of acquisition thereof by Windstream or any Restricted Subsidiary thereof; provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property other than the property so acquired by Windstream or the Restricted Subsidiary;

(5) Liens securing the notes and the Note Guarantees in respect thereof;

(6) Liens existing on the Issue Date (excluding any such Liens securing Indebtedness under the Credit Agreement);

(7) Liens securing Permitted Refinancing Indebtedness; provided that such Liens do not extend to any property or assets other than the property or assets that secure the Indebtedness being refinanced;

(8) pledges of Equity Interests of an Unrestricted Subsidiary securing Non-Recourse Debt of such Unrestricted Subsidiary;

(9) Liens on cash or Cash Equivalents securing Hedging Obligations of Windstream or any of its Restricted Subsidiaries (a) that are Incurred for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes, or (b) securing letters of credit that support such Hedging Obligations;

(10) Liens incurred or deposits made in the ordinary course of business in connection with worker’s compensation, unemployment insurance or other social security obligations;

(11) Liens, deposits or pledges to secure the performance of bids, tenders, contracts (other than contracts for the payment of Indebtedness), leases, or other similar obligations arising in the ordinary course of business;

(12) survey exceptions, encumbrances, easements or reservations of, or rights of others for, rights of way, zoning or other restrictions as to the use of properties, and defects in title which, in the case of any of the foregoing, were not incurred or created to secure the payment of Indebtedness, and which in the aggregate do not materially adversely affect the value of such properties or materially impair the use for the purposes of which such properties are held by Windstream or any of its Restricted Subsidiaries;

(13) judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(14) Liens, deposits or pledges to secure public or statutory obligations, surety, stay, appeal, indemnity, performance or other similar bonds or obligations; and Liens, deposits or pledges in lieu of such bonds or obligations, or to secure such bonds or obligations, or to secure letters of credit in lieu of or supporting the payment of such bonds or obligations;

(15) Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of Windstream or any Subsidiary thereof on deposit with or in possession of such bank;

(16) any interest or title of a lessor, licensor or sublicensor in the property subject to any lease, license or sublicense (other than any property that is the subject of a Sale Leaseback Transaction);

(17) Liens for taxes, assessments and governmental charges not yet delinquent or being contested in good faith and for which adequate reserves have been established to the extent required by GAAP;

(18) Liens arising from precautionary UCC financing statements regarding operating leases or consignments; and

(19) Liens securing obligations that do not exceed $15.0 million at any one time outstanding.

“Permitted Refinancing Indebtedness” means any Indebtedness of Windstream or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Windstream or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the amount of such Permitted Refinancing Indebtedness does not exceed the amount of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued and unpaid interest thereon and the amount of any reasonably determined premium necessary to accomplish such refinancing and such reasonable expenses incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes or the Note Guarantees, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of the notes and is subordinated in right of payment to the notes or the Note Guarantees, as applicable, on terms at least as favorable, taken as a whole, to the Holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(4) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is pari passu in right of payment with the notes or any Note Guarantees, such Permitted Refinancing Indebtedness is pari passu with, or subordinated in right of payment to, the notes or such Note Guarantees; and

(5) such Indebtedness is Incurred either (a) by Windstream or any Guarantor or (b) by the Restricted Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Preferred Stock” means, with respect to any Person, any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions upon liquidation.

“Ratings Decline Period” means the period that (i) begins on the earlier of (a) the date of the first public announcement of the occurrence of a Change of Control or of the intention by Windstream or a shareholder of Windstream, as applicable, to effect a Change of Control or (b) the occurrence thereof and (ii) ends 60 days following consummation of such Change of Control; provided that such period shall be extended for so long as the rating of the notes, as noted by the applicable rating agency, is under publicly announced consideration for downgrade by the applicable rating agency.

“Replacement Assets” means (1) non-current assets (including any such assets acquired by capital expenditures) that will be used or useful in a Permitted Business or (2) substantially all the assets of a Permitted Business or the Voting Stock of any Person engaged in a Permitted Business that is or will become on the date of acquisition thereof a Restricted Subsidiary of Windstream.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Rating Services.

“Sale and Leaseback Transaction” means, with respect to any Person, any transaction involving any of the assets or properties of such Person whether now owned or hereafter acquired, whereby such Person sells or otherwise transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which such Person intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

“Significant Subsidiary” means any Restricted Subsidiary that would constitute a “significant subsidiary” within the meaning of Article 1 of Regulation S-X of the Securities Act.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Debt” means any Indebtedness of Windstream or any Guarantor which is subordinated in right of payment to the notes or the related Note Guarantees, as applicable, pursuant to a written agreement to that effect.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

“Total Assets” means the total assets of Windstream and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent balance sheet of Windstream prepared in conformity with GAAP but excluding the value of any outstanding Restricted Investments or Investments made under clause (12) of the definition of Permitted Investments.

“Transactions” means the contribution of all of Alltel’s wireline assets to Windstream in exchange for senior notes and all of the stock of Windstream, the distribution of such stock to Alltel’s shareholders and exchange of the notes for other debt securities of Alltel, the merger of Windstream with and into Valor Communications Group, Inc., and the entry into the Credit Agreement and the borrowings thereunder on June 17, 2006 and the offering of such notes, each as described in the offering memorandum dated June 28, 2006 under “Description of the Transactions.”

“Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days prior to the date fixed for prepayment (or, if such Statistical Release is no longer published, any publicly available source for similar market data)) most nearly equal to the then remaining term of the notes to October 1, 2016; provided, however, that if the then remaining term of the notes to October 1, 2016 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate will be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the then remaining term of the notes to October 1, 2016 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means any Subsidiary of Windstream that is designated by the Board of Directors of Windstream as an Unrestricted Subsidiary pursuant to a Board Resolution in compliance with the covenant described under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” and any Subsidiary of such Subsidiary.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is ordinarily entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain United States federal income tax consequences that apply to holders of the original notes who (i) exchange the original notes for exchange notes pursuant to the exchange offer, (ii) purchased the original notes for cash at original issuance at the price indicated on the cover of the original offering circular and (iii) hold the original notes and will hold the exchange notes as “capital assets” (generally, property held for investment) as defined in the Internal Revenue Code of 1986, as amended, or the Code. This summary is based upon existing United States federal income tax law, which is subject to change or differing interpretations, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, such as investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, traders that elect to mark-to-market and tax-exempt organizations), persons that held the original notes or will hold the exchange notes as a part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, partnerships or U.S. Holders (as defined below) that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ materially from those summarized below. In addition, this summary does not discuss any federal estate or gift, foreign, state or local tax considerations of the exchange offer. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary and there can be no assurance that the IRS will agree with our statements and conclusions.

Each prospective investor should consult its tax advisor regarding the United States federal, state, local and foreign income and other tax consequences of the exchange offer and holding and disposing of the exchange notes.

Exchange Offer

The exchange of the original notes for the exchange notes in the exchange offer generally will not constitute a taxable event for U.S federal income tax purposes because the exchange notes generally will not be considered to differ materially in kind or extent from the original notes. As a result, for U.S. federal income tax purposes (i) a holder generally will not recognize any income, gain or loss as a result of exchanging the original notes for the exchange notes, (ii) the holding period of the exchange notes generally will include the holding period of the original notes exchanged and (iii) the adjusted tax basis of the exchange notes generally will be the same as the adjusted tax basis of the original notes exchanged immediately before such exchange.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of an exchange note that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation for United States federal income tax purposes, created in or organized under the law of the United States or any state or political subdivision thereof, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and with respect to which one or more United States persons have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable United States Treasury regulations to be treated as a United States person.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of exchange notes, the treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A holder of exchange notes that is a partnership and partners in such a partnership should consult their tax advisors regarding the United States federal, state, local and foreign income and other tax consequences of the exchange offer and of the holding and disposing of exchange notes.

Payment of Interest

Stated interest on an exchange note generally will be included in the gross income of a U.S. Holder as ordinary income at the time such interest is accrued or received, in accordance with the holder’s method of accounting for United States federal income tax purposes.

Sale or Other Taxable Disposition of the Exchange Notes

A U.S. Holder will generally recognize taxable gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of an exchange note. The amount of gain or loss will equal the difference between the amount a holder receives for the exchange note (in cash or other property, valued at fair market value), except to the extent amounts received are attributable to accrued interest on the exchange note, and such holder’s adjusted tax basis in the exchange note. As described above, a holders tax basis in the exchange note generally will equal the price a holder paid for the original note that was exchanged for the exchange note. A holder’s gain or loss will generally be long-term capital gain or loss if a holder’s holding period for the exchange note is more than one year at the time of the sale, exchange, redemption, retirement or other taxable disposition, and such holding period will generally include the holding period in the original notes. Otherwise, it will be short-term capital gain or loss. For a non-corporate U.S. Holder, the current maximum U.S. federal income tax rate applicable to long-term capital gains is generally 15%. The ability to deduct capital losses is subject to limitations. Payments attributable to accrued interest which a holder has not yet included in income will be taxed as ordinary interest income.

New Legislation

Newly-enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, interest on and capital gains from the sale or other disposition of notes for taxable years beginning after December 31, 2012. Holders should consult their own tax advisor regarding the effect, if any, of this legislation on their ownership and disposition of the exchange notes.

Information Reporting and Backup Withholding Tax

In general, we must report certain information to the IRS with respect to payments of principal, premium, if any, and interest (including any additional interest) on an exchange note and payments of the proceeds of the sale or other disposition of an exchange note, to certain non-corporate U.S. Holders. The payor (which may be us or an intermediate payor) will be required to impose backup withholding tax if (i) the payee fails to furnish a taxpayer identification number (“TIN”) to the payor or to establish an exemption from backup withholding tax, (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect, (iii) there has been a notified payee underreporting described in section 3406(c) of the Code, or (iv) the payee has not certified under penalties of perjury that it has furnished a correct TIN and that the IRS has not notified the payee that it is subject to backup withholding tax under the Code. The backup withholding tax rate is currently 28%. Any amounts withheld under the backup withholding tax rules from a payment to a U.S. Holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

Holders should consult their tax advisor as to their qualification for exemption from backup withholding and the procedures for obtaining such exemption.

Non-U.S. Holders

For purposes of this summary, a “Non-U.S. Holder” is a beneficial owner of an exchange note that is, for United States federal income tax purposes, a nonresident alien, or a corporation, estate, or trust that is not a U.S. Holder.

The following discussion applies only to Non-U.S. Holders, and assumes that no item of income, gain, deduction or loss derived by the Non-U.S. Holder in respect of the notes at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain Non-U.S. Holders, such as (i) certain former citizens or residents of the United States, (ii) controlled foreign corporations, (iii) passive foreign investment companies, (iv) corporations that accumulate earnings to avoid United States federal income tax, (v) investors in pass-through entities that are subject to special treatment under the Code, and (vi) Non-U.S. Holders that are engaged in the conduct of a United States trade or business.

Payment of Interest—Portfolio Interest Exemption

Subject to the discussion of backup withholding tax below, interest paid on an exchange note by us or any paying agent to a Non-U.S. Holder generally will be exempt from United States withholding tax under the “portfolio interest exemption;” provided that (i) the Non-U.S. Holder does not, actually or constructively, own 10% or more of the combined voting power of all classes of our stock entitled to vote, (ii) the Non-U.S. Holder is not a controlled foreign corporation related to us, actually or constructively, though stock ownership, (iii) the Non-U.S. Holder is not a bank that acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business, and (iv) either (a) the Non-U.S. Holder provides to us or our paying agent an applicable IRS Form W-8BEN (or a suitable substitute form), signed under penalties of perjury, that includes its name and address and that certifies its non-United States status in compliance with applicable law and regulations, or (b) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business holds the exchange notes on behalf of the Non-U.S. Holder and provides a statement to us or our agent under penalties of perjury in which it certifies that an applicable IRS Form W-8BEN (or a suitable substitute form) has been received by it from the Non-U.S. Holder or qualifying intermediary and furnishes a copy to us or our agent. This certification requirement may be satisfied with other documentary evidence in the case of a exchange note held in an offshore account or through certain foreign intermediaries.

Payment of Interest—U.S. Federal Income or Withholding Tax If Interest Is Not Portfolio Interest

If a Non-U.S. Holder cannot satisfy the requirements of the portfolio interest exemption described above, payments of interest made to such holder generally will be subject to United States withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty.

However, income from payments or accruals of interest that is effectively connected with the conduct by a Non-U.S. Holder of a trade or business in the United States will be subject to U.S. federal income tax on a net basis at a rate applicable to United States persons generally (and, if paid to corporate holders, may also be subject to a branch profits tax at a rate of 30% or lower applicable treaty rate). If payments are subject to U.S. federal income tax on a net basis in accordance with the rules described in the preceding sentence, such payments will not be subject to United States withholding tax so long as a holder provides us or our paying agent with a properly executed IRS Form W-8ECI (or suitable substitute form).

Non-U.S. Holders should consult any applicable income tax treaties, which may provide for a lower rate of withholding tax, exemption from or reduction of the branch profits tax, or other rules different from those described above. Generally, in order to claim any treaty benefits a holder must submit a properly executed IRS Form W-8BEN (or suitable substitute form).

Sale or Other Taxable Disposition of the Exchange Notes

Subject to the discussion of backup withholding tax below, a Non-U.S. Holder will generally not be subject to U.S. federal income tax or withholding tax on gain recognized on a sale, exchange, redemption, retirement, or other disposition of an exchange note unless such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States. Any gain that is effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States will be subject to U.S. federal income tax on a net basis at the rates generally applicable to U.S. Holders as described above.

Information Reporting and Backup Withholding Tax—Payments From U.S. Office

If a Non-U.S. Holder receives payment of interest or principal directly from us or through the U.S. office of a custodian, nominee, agent or broker, you may be subject to both backup withholding and information reporting.

With respect to interest payments made on the exchange notes, however, backup withholding and information reporting will not apply if a Non-U.S. Holder certifies, generally on a Form W-8BEN (or Form W-8ECI) or suitable substitute form, that it is not a U.S. person in the manner described above under the heading “Non-U.S. Holders—Payment of Interest,” or such holder otherwise establishes an exemption.

Moreover, with respect to proceeds received on the sale, exchange, redemption, or other disposition of an exchange note, backup withholding or information reporting generally will not apply if a Non-U.S. Holder properly provides, generally on Form W-8BEN (or Form W-8ECI) or a suitable substitute form, a statement that the Non-U.S. Holder is an “exempt foreign person” for purposes of the broker reporting rules, and other required information. If a Non-U.S. Holder is not subject to United States federal income or withholding tax on the sale or other disposition of an exchange note, as described above under the heading “Non-U.S. Holders-Interest—Sale or Other Disposition of Exchange Notes,” such Non-U.S. Holder will generally qualify as an “exempt foreign person” for purposes of the broker reporting rules.

Information Reporting and Backup Withholding Tax—Payments From Foreign Office

If payments of principal and interest are made to a Non-U.S. Holder outside the United States by or through the foreign office of a Non-U.S. Holder’s foreign custodian, nominee or other agent, or if a Non-U.S. Holder receives the proceeds of the sale of an exchange note through a foreign office of a “broker,” as defined in the Code, a Non-U.S. Holder will generally not be subject to backup withholding or information reporting. A Non-U.S. Holder will however, be subject to backup withholding and information reporting if the foreign custodian, nominee, agent or broker has actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person. Non-U.S. Holders will also be subject to information reporting, but not backup withholding, if the payment is made by a foreign office of a custodian, nominee, agent or broker that has certain relationships to the United States unless the broker has in its records documentary evidence that a such holder is a Non-U.S. Holder and certain other conditions are met.

Refunds

Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules may be credited against a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided the required information is properly furnished to the IRS on a timely basis.

The information reporting requirements may apply regardless of whether withholding is required. Copies of the information returns reporting interest and withholding also may be made available to the tax authorities in the country in which a Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or other agreement.

The preceding summary is for general information only and is not tax advice. Please consult your own tax advisor to determine the tax consequences of participating in the exchange offer and holding and disposing of the notes under your particular circumstances.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account under the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer for resales of exchange notes received in exchange for original notes that had been acquired as a result of market-making or other trading activities. We have agreed to furnish to each broker-dealer who has delivered to us the notice required by each of the registration rights agreements, without charge, as many copies of this prospectus, including any preliminary prospectus, and any amendment or supplement thereto, as such broker-dealer may reasonably request. Any broker-dealers required to use this prospectus and any amendments or supplements to this prospectus for resales of the exchange notes must notify us of this fact by requesting additional copies of these documents, to furnish to each broker-dealer who has delivered to us the notice required by each of the registration rights agreements, without charge, as many copies of each prospectus included in the registration statement, including any preliminary prospectus, and any amendment or supplement thereto, as such broker-dealer may reasonably request.

Neither we nor the subsidiary guarantors will receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account under the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on those notes or a combination of those methods, at market prices prevailing at the time of resale, at prices related to prevailing market prices or at negotiated prices. Any resales may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the selling broker-dealer or the purchasers of the exchange notes. Any broker-dealer that resells exchange notes received by it for its own account under the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. By acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incidental to the exchange offer other than commissions and concessions of any broker or dealer and certain transfer taxes and will indemnify holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

Under existing interpretations of the Securities Act by the SEC’s staff contained in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the exchange notes would generally be freely transferable by holders after the exchange offer without further registration under the Securities Act, subject to certain representations required to be made by each holder of exchange notes, as set forth below. However, any purchaser of exchange notes who is one of our “affiliates” (as defined in Rule 405 under the Securities Act) or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

•	will not be able to rely on the applicable interpretation of the staff of the SEC;

•	will not be able to tender its original notes in the exchange offer; and

•

must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the notes unless such sale or transfer is made pursuant to an exemption from such requirements.

We do not intend to seek the interpretation of the SEC’s staff regarding the exchange offer and there can be no assurance that the SEC’s staff would make a similar determination with respect to the exchange notes as it has in other interpretations to other parties, although we have no reason to believe otherwise.

LEGAL MATTERS

Kutak Rock LLP will pass upon the validity of the exchange notes and the guarantees.

EXPERTS

The consolidated financial statements of Windstream Corporation as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2010, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements incorporated in this prospectus by reference from Iowa Telecommunications Services, Inc. in Item 8 of the Annual Report on Form 10-K as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, have been audited by Deloitte & Touche, LLP, an independent registered public accounting firm, as stated in their report, which is incorporated hereby by reference. Such consolidated financial statements have been so incorporated in reliance upon the report from such firm given upon their authority as experts in accounting and auditing.

The financial statements of Hosted Solutions Parent and Subsidiary LLC as of December 31, 2009 and 2008, for the year ended December 31, 2009, and for the period from April 2, 2008 through December 31, 2008 included in this Registration Statement have been included herein as Annex A in reliance on the report of PricewaterhouseCoopers, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Q-Comm Corporation as of September 30, 2009 and 2008 and for the years ended September 30, 2009, 2008 and 2007 included in this Registration Statement have been included herein as Annex C in reliance on the report of BKD, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and we file reports and other information with the SEC. We have also filed a registration statement on Form S-4 with the SEC in connection with the exchange offer to which this prospectus relates. This prospectus, which forms a part of the registration statement, does not have all the information contained in the registration statement. You may read, free of charge, and copy, at the prescribed rates, any reports and other information, including the registration statement, at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Copies of such material also can be obtained by mail from the Public Reference Section of the SEC, at 100 F Street, N.E., Washington, D.C. 20549, at the prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information, including the registration statement. The website address is: http://www.sec.gov.

This prospectus is part of a registration statement filed with the SEC. The SEC allows us to “incorporate by reference” selected documents filed with the SEC, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below filed with the SEC:

•	Our Annual Report on Form 10-K for the year ended December 31, 2010, as filed with the SEC on February 22, 2011;

•	Our Definitive Proxy Statement, as filed with the SEC on March 24, 2011 (as to those portions incorporated into our Form 10-K only);

•

Our Current Reports on Forms 8-K, as filed with the SEC on January 7, 2011 (two reports), January 25, 2011, February 8, 2011, February 14, 2011, March 2, 2011, March 3, 2011, March 14, 2011, March 15, 2011, March 18, 2011 and March 30, 2011;

•

Item 8 of the Annual Report on Form 10-K for the year ended December 31, 2009, as filed with the SEC on February 26, 2010, by Iowa Telecommunications Services, Inc. (as amended by Iowa Telecommunications Services, Inc.’s Form 10-K/A, filed with the SEC on April 29, 2010); and

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, as filed with the SEC on April 26, 2010, by Iowa Telecommunications Services, Inc.

We also incorporate by reference additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information furnished under Items 2.02 or 7.01 of any Form 8-K, which is not deemed filed under the Exchange Act) subsequent to the date of this prospectus and prior to the termination of the offering made by this prospectus, except that any such report or portions thereof which are furnished and not filed shall not be incorporated by reference herein. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

ANNEX A

Hosted Solutions Parent LLC

and Subsidiary

Consolidated Financial Statements

December 31, 2009 and 2008

Hosted Solutions Parent LLC and Subsidiary

Index

December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

To the Member of

Hosted Solutions Parent LLC and Subsidiary

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of member’s equity and of cash flows present fairly, in all material respects the financial position of Hosted Solutions Parent LLC and Subsidiary (the “Company”) at December 31, 2009 and 2008, and the results of their operations and their cash flows for the year ended December 31, 2009 and for the period from April 2, 2008 through December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America and in accordance with the auditing standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Greensboro, North Carolina

April 19, 2010

Hosted Solutions Parent LLC and Subsidiary

Consolidated Balance Sheets

December 31, 2008 and 2009

(in thousands of dollars)	2009	2008
Assets
Current assets
Cash and cash equivalents	$9,944	$8,919
Accounts receivable
Trade, net of allowance for doubtful accounts of $764 and $501, respectively	3,789	2,874
Unbilled	789	153
Inventory	35	95
Prepaid expenses	1,414	750
Deposits	223	210
Other current assets	691	1,146

Total current assets	16,885	14,147
Property and equipment, net	31,478	22,697
Intangible assets, net	57,665	61,742
Deferred financing costs, net	2,798	3,513
Deferred installation costs, net	1,642	1,516
Goodwill	65,267	65,267
Other assets	518	416

Total assets	$176,253	$169,298

Liabilities and Member’s Equity
Current liabilities
Accounts payable	$1,198	$5,537
Accrued expenses	4,233	2,497
Current maturities of long-term debt	2,642	1,268
Deferred revenue	4,865	3,898
Other current liabilities	330	1,219

Total current liabilities	13,268	14,419
Long-term debt, less current maturities	85,683	82,570
Revolving line of credit	4,534	—
Deferred revenue	541	1,422
Other liabilities	131	—

Total liabilities	104,157	98,411
Member’s equity	72,096	70,887

Total liabilities and member’s equity	$176,253	$169,298

The accompanying notes are an integral part of these consolidated financial statements.

Hosted Solutions Parent LLC and Subsidiary

Consolidated Statements of Operations

Year Ended December 31, 2009 and

for the Period From April 2, 2008 to December 31, 2008

(in thousands of dollars)	2009	2008
Revenue	$48,981	$28,596
Cost of revenue	25,124	15,142

Gross profit	23,857	13,454
Selling, general and administrative expenses	9,716	4,470
Amortization of intangible assets	4,077	3,058

Operating income	10,064	5,926

Other income (expense)
Interest income	40	18
Interest expense	(9,595)	(6,270)

Total other expense, net	(9,555)	(6,252)

Net income (loss)	$509	$(326)

The accompanying notes are an integral part of these consolidated financial statements.

Hosted Solutions Parent LLC and Subsidiary

Consolidated Statements of Member's Equity

Year Ended December 31, 2009 and

for the Period From April 2, 2008 to December 31, 2008

(in thousands of dollars)
Opening member’s equity as of April 2, 2008	$—
Initial capital contribution	70,765
Stock based compensation	448
Net loss	(326)

Member’s equity as of December 31, 2008	70,887
Stock based compensation	700
Net income	509

Member’s equity as of December 31, 2009	$72,096

The accompanying notes are an integral part of these consolidated financial statements.

Hosted Solutions Parent LLC and Subsidiary

Consolidated Statements of Cash Flows

Year Ended December 31, 2009 and

for the Period From April 2, 2008 to December 31, 2008

(in thousands of dollars)	2009	2008
Cash flows from operating activities
Net income (loss)	$509	$(326)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	11,500	6,220
Loss on interest rate cap	1	91
Amortization of deferred financing costs	715	534
Amortization of deferred installation costs	1,134	519
Gain on sale of property and equipment	(1)	—
Provision for loss on accounts receivable	263	288
Non-cash stock based compensation expense	700	448
Changes in operating assets and liabilities:
Accounts receivable
Trade	(1,178)	2,222
Unbilled	(636)	31
Inventory	60	(61)
Prepaid expenses	(664)	(471)
Deposits	(13)	73
Other current assets	455	(547)
Other assets	(103)	(508)
Accounts payable	(4,339)	3,645
Accrued expenses	1,736	1,837
Deferred revenue	86	841
Other current liabilities	(851)	(319)
Other liabilities	131	—

Net cash provided by operating activities	9,505	14,517

Cash flows from investing activities
Acquisition of Hosted Solutions, LLC	—	(145,765)
Purchases of property and equipment	(16,203)	(14,394)
Payments on deferred installation costs	(1,260)	(1,357)

Net cash used in investing activities	(17,463)	(161,516)

Cash flows from financing activities
Capital contributions	—	70,765
Borrowings on revolver	4,534	—
Borrowings of debt	5,750	84,250
Repayments of debt	(1,263)	(413)
Payments on capital lease obligations	(38)	(94)
Payments of deferred financing costs	—	(12)

Net cash provided by financing activities	8,983	154,496

Net increase in cash and cash equivalents	1,025	7,497
Cash and cash equivalents
Beginning of year	8,919	1,422

End of year	$9,944	$8,919

Supplemental disclosure of cash flow information
Cash paid during the period for Interest	$8,630	$4,447

Noncash investing and financing activities
Purchases of fixed assets included in accounts payable and accrued expenses	$1,386	$4,082

The accompanying notes are an integral part of these consolidated financial statements.

Hosted Solutions Parent LLC and Subsidiary

Notes to Consolidated Financial Statements

Year Ended December 31, 2009 and

for the Period From April 2, 2008 to December 31, 2008

(Dollar and share amounts in thousands except per share amounts)

1.	Summary of Significant Accounting Policies

Description of Business and Principles of Consolidation

On February 15, 2008, the members of Hosted Solutions, LLC entered into an agreement with Hosted Solutions Holdings LLC, Hosted Solutions Acquisition LLC, and certain owners identified within the Asset Purchase Agreement to acquire the assets and assume the liabilities of Hosted Solutions, LLC. The purchase was consummated on April 2, 2008, and the new Company was capitalized by an investment of $70,765. See Note 2 for additional information.

Hosted Solutions Parent LLC and Subsidiary (the “Company”) operates five world class Dual OC-3 secured data centers and provides outsourced managed web hosting and co-location data services to business customers of all sizes located in the Carolinas and in Massachusetts.

The accompanying consolidated financial statements include the accounts of Hosted Solutions Parent LLC and its wholly owned subsidiary, Hosted Solutions Acquisition LLC. All significant intercompany transactions and accounts have been eliminated. The Company is organized based on the products and services that it offers and operates its business as a single reporting segment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2009 and 2008, and the reported amounts of revenues and expenses for the year ended December 31, 2009 and the period from April 2, 2008 to December 31, 2008. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all investments purchased with remaining maturities of three months or less to be cash equivalents. During the year ended December 31, 2009 and the period from April 2, 2008 to December 31, 2008, the Company maintained cash balances in excess of federally insured limits of $9,657 and $8,702, respectively.

Inventory

Inventory includes computer equipment, parts and supplies and is stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Hosted Solutions Parent LLC and Subsidiary

Notes to Consolidated Financial Statements

Year Ended December 31, 2009 and

for the Period From April 2, 2008 to December 31, 2008

(Dollar and share amounts in thousands except per share amounts)

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided by straight-line rates intended to distribute the cost over the estimated service life as follows:

Estimated Useful Life (in years)
Equipment—data centers	2 - 6
Office equipment	7
Furniture and fixtures	8
Leasehold improvements	2 -15

Equipment recorded under capital leases is amortized using the straight-line method over the shorter of the respective lease term or estimated useful life of the asset. Leasehold improvements are amortized over the lesser of estimated useful life or the life of the leases including expected renewals. Maintenance and repairs are charged to operations as incurred. Major renewals and betterments that extend the useful lives of the assets or increase the productivity are capitalized. Interest expense related to the acquisition of fixed assets is capitalized. Capitalized interest was $438 and $153 net of accumulated depreciation of $27 and $0 at December 31, 2009 and 2008, respectively. When items of property or equipment are sold or retired, the related cost and accumulated depreciation or amortization is removed from the account and any gain or loss is included in operating income.

Deferred Installation Costs

Deferred installation costs include both customer up-fit and labor related to direct costs allocated to the installation of equipment for new contracts. Customer up-fit charges are amortized on a straight line basis over the length of the initial contract term. Customer up-fit charges were $2,620 and $1,791 net of accumulated amortization of $1,372 and $470 at December 31, 2009 and 2008, respectively. The Company recognized amortization expense of $902 and $470 related to customer up-fit charges year ended December 31, 2009 and the period from April 2, 2008 to December 31, 2008, respectively. Capitalized labor costs are amortized over a period of 24 months, which is the average term per contract. Capitalized labor costs were $675 and $244 net of accumulated amortization of $281 and $49 at December 31, 2009 and 2008, respectively. The Company recognized amortization expense of $232 and $49 related to capitalized labor costs for the year ended December 31, 2009 and the period from April 2, 2008 to December 31, 2008, respectively.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable in accordance with the provisions of the Property, Plant and Equipment Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards. Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of property, plant and equipment, and amortizable intangible assets in relation to operating performance. The Company incurred no impairment charges during the year ended December 31, 2009 or during the period from April 2, 2008 to December 31, 2008.

Hosted Solutions Parent LLC and Subsidiary

Notes to Consolidated Financial Statements

Year Ended December 31, 2009 and

for the Period From April 2, 2008 to December 31, 2008

(Dollar and share amounts in thousands except per share amounts)

Deferred Financing Costs

Deferred financing costs, composed of facility, agency, and certain legal fees associated with acquiring new debt financing, are amortized over the term of the related agreement using the effective interest rate method. Capitalized loan fees were $4,047 as of December 31, 2009 and 2008, net of accumulated amortization of $1,249 and $534, respectively. The Company recognized amortization expense of $715 and $534 related to capitalized loan fees for the year ended December 31, 2009 and the period from April 2, 2008 to December 31, 2008, respectively.

Intangible Assets and Goodwill

The Company accounts for intangible assets in accordance with the Intangibles—Goodwill and Other Topic of the FASB Accounting Standards. Intangible assets consist of customer relationships, tradename, and covenants not to compete which are evaluated annually to determine if the remaining useful life is reasonable. Amortization for the identifiable intangible assets is computed using the straight-line method based on the estimated useful lives of the respective assets which are as follows:

Estimated Useful Life (in years)
Customer relationships	15
Tradename	30
Covenants not to compete	15

Goodwill represents the excess of cost over net assets acquired by the Company. At each balance sheet date, the Company evaluates the realizability of its goodwill unless there is an indicator that would require a test during the year. The Company incurred no impairment charges during the year ended December 31, 2009 or during the period from April 2, 2008 to December 31, 2008.

Advertising Costs

Advertising and marketing costs are expensed as incurred and are included in operating expenses. Advertising expense was $738 and $357 for the year ended December 31, 2009 and for the period from April 2, 2008 to December 31, 2008, respectively

Revenue, Deferred Revenue, and Accounts Receivable

Revenue is recognized ratably as services are performed. Upfront installation revenue is amortized on a straight-line basis over the initial contract period. The Company’s policy is to bill one month in advance, and some customers elect to prepay for longer periods. Customer prepayments and upfront installation revenue are recorded as deferred revenue and amortized into revenue over the service period.

License fees are recorded net in accordance with Revenue Recognition Topic of the FASB Accounting Standards.

The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from its customers. Payment of all fees are due within 30 days of invoice. Late payments accrue interest at 1.5% per month. In the event a customer’s account becomes past due for 30 days

Hosted Solutions Parent LLC and Subsidiary

Notes to Consolidated Financial Statements

Year Ended December 31, 2009 and

for the Period From April 2, 2008 to December 31, 2008

(Dollar and share amounts in thousands except per share amounts)

or more, the Company may at its sole discretion suspend, interrupt, or disconnect the service upon ten days written notice. There is a five day grace period if the customer’s account is not paid by the end of the service period, usually 60 days from invoice date. If the customer has made no effort to contact the Company by day 76, then the Company will send a letter stating that the account is being sent to collections.

Receivables that management deems uncollectible are charged-off. The Company charged off $934 and $365 to bad debt expense in the year ended December 31, 2009 and for the period from April 2, 2008 to December 31, 2008, respectively. Recoveries of receivables previously charged off are recorded when received. In the opinion of management, an allowance for doubtful accounts of $764 and $501 as of December 31, 2009 and 2008, respectively, are adequate. Actual results could differ from the estimates that were used.

Concentration of Credit Risk

One customer accounts for approximately 15% and 0% of the Company’s outstanding accounts receivable at December 31, 2009 and 2008, respectively, and 3% and 0% of revenue for the year ended December 31, 2009 and the period from April 2, 2008 to December 31, 2008, respectively.

Fair Value Measurements

The Company has adopted the provisions of the Fair Value Topic of the FASB Accounting Standards. The adoption of the Fair Value topic did not impact the Company’s operations, but rather, provided the Company with a framework for measuring fair value and enhanced the Company’s disclosures about fair value measurements.

Financial Instruments

The Company has elected to account for a certain derivative instrument (the “Cap”) as an economic hedge of its debt but has elected not to account for the Cap as a hedge under the provisions of the Derivatives and Hedging Topic of the FASB Accounting Standards. As the Cap was not designated as a hedge for accounting purposes, all changes in the fair market value are recorded in the consolidated statement of operations as a component of interest expense.

Income Taxes

The Company, a limited liability company, is not a taxpaying entity, and thus no income tax expense has been recorded in the consolidated financial statements. Income of the Company is taxed to the member in its respective income tax return.

Uncertain Tax Positions

The Company adopted provisions of the Income Taxes Topic of the FASB Accounting Standards on January 1, 2009. The Company may recognize an income tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If this threshold is

Hosted Solutions Parent LLC and Subsidiary

Notes to Consolidated Financial Statements

Year Ended December 31, 2009 and

for the Period From April 2, 2008 to December 31, 2008

(Dollar and share amounts in thousands except per share amounts)

met, the Company measures the tax benefit as the largest amount of the benefit that has greater than a 50% likelihood of being realized upon ultimate settlement. The adoption of these provisions did not result in the recognition of an adjustment for the cumulative effect of adoption of a new accounting principle. The Company did not have any unrecognized tax benefit resulting from tax positions related to either the current year or prior period, and had no settlements. No unrecognized tax benefits existed as of December 31, 2009 and the Company does not expect any change in unrecognized tax benefits within the next fiscal year.

New Accounting Pronouncements

In May 2009, the FASB issued guidance which sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The Subsequent Events Topic of the FASB Accounting Standards Codification requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. This disclosure is effective for financial periods ending after June 15, 2009.

In June 2009, the FASB issued the FASB Accounting Standards Codification (the “Codification”). The Codification is the single source of authoritative nongovernmental US GAAP, superseding existing FASB, American Institute of Certified Public Accountants (“AICPA”), Emerging Issues Task Force (“EITF”) and related literature. The Codification eliminates the US GAAP hierarchy contained in Statement of Financial Accounting Standards and establishes one level of authoritative US GAAP. All other literature is considered non-authoritative. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. In response, the Company has used plain English or included the references to the Codification, as appropriate, in these consolidated financial statements.

2.	Acquisition

On April 2, 2008, Hosted Solutions Acquisition LLC acquired Hosted Solutions, LLC for an aggregate purchase price of 145,765, including cash paid of $116,664, the retirement of $9,354 in liabilities, roll-over shares valued at $14,150, deferred financing costs of $4,035, and other transaction expenses of $1,562. The acquisition was accounted for using the purchase method of accounting in accordance with the Business Combinations Topic of the FASB Accounting Standards. Accordingly, the consideration paid was allocated based on the estimated fair value of the net assets acquired. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition:

Working capital	$3,994
Property and equipment	12,148
Deferred financing costs	4,035
Covenants not to compete	2,800
Tradename	7,300
Customer relationships	54,700
Goodwill	65,267
Deferred revenue	(4,479)

Total purchase consideration	$145,765

Hosted Solutions Parent LLC and Subsidiary

Notes to Consolidated Financial Statements

Year Ended December 31, 2009 and

for the Period From April 2, 2008 to December 31, 2008

(Dollar and share amounts in thousands except per share amounts)

3.	Property and Equipment, Net

Property and equipment consisted of the following as of December 31, 2009 and 2008:

	2009	2008
Equipment – data centers	$12,632	$8,067
Office equipment	574	268
Furniture and fixtures	345	331
Leasehold improvements	28,512	17,193

	42,063	25,859
Less accumulated depreciation and amortization	(10,585)	(3,162)

	$31,478	$22,697

Depreciation expense was $7,423 and $3,162 for the year ended December 31, 2009 and for the period from April 2, 2008 to December 31, 2008, respectively.

4.	Intangible Assets, Net

The following table summarizes the Company’s intangible assets as of December 31, 2009 and 2008:

	2009	2008
Intangible assets subject to amortization
Customer relationships	$54,700	$54,700
Tradename	7,300	7,300
Covenants not to compete	2,800	2,800

	64,800	64,800
Less accumulated amortization	(7,135)	(3,058)

	$57,665	$61,742

Intangible assets not subject to amortization
Goodwill	$65,267	$65,267

Amortization expense of $4,077 and $3,058 was recognized for the year ended December 31, 2009 and for the period April 2, 2008 to December 31, 2008, respectively. The estimated future amortization expense of intangible assets is as follows:

2010	4,077
2011	4,077
2012	4,077
2013	4,077
2014	4,077
Thereafter	37,280

$57,665

Hosted Solutions Parent LLC and Subsidiary

Notes to Consolidated Financial Statements

Year Ended December 31, 2009 and

for the Period From April 2, 2008 to December 31, 2008

(Dollar and share amounts in thousands except per share amounts)

5.	Fair Value Measurements

Under the Fair Value Topic of the FASB Accounting Standards, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under the Fair Value Topic must maximize the use of observable inputs and minimize the use of unobservable inputs. The topic describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are either directly or indirectly observable, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

In November 2008, the Company entered into the Cap agreement for a notional amount of $45,000 to help manage the risk of rising interest rates on its term debt. The Cap matures on November 16, 2011. The Company recorded an expense related to the Cap of $1 and $91 for the year ended December 31, 2009 and for the period from April 2, 2008 to December 31, 2008, respectively, in the consolidated statement of operations in interest expense. The fair value of the Cap was estimated by obtaining a quote from the broker and is the estimated amount that the Company would pay to terminate the agreement at the reporting date, taking into account current interest rates and the then current credit worthiness of the counter party. Due to the nature of this instrument and indirectly observable inputs, the Cap is included in Level 2 of the fair value hierarchy as of December 31, 2009.

The following table summarizes the composition and fair value hierarchy of the Company’s financial assets and liabilities at December 31, 2009:

Balance at April 2, 2008	$—
Purchases during the period	120
Total change in fair value reported in the consolidated statement of operations	(91)

Balance at December 31, 2008	29
Total change in fair value reported in the consolidated statement of operations	(1)

Balance at December 31, 2009	$28

Hosted Solutions Parent LLC and Subsidiary

Notes to Consolidated Financial Statements

Year Ended December 31, 2009 and

for the Period From April 2, 2008 to December 31, 2008

(Dollar and share amounts in thousands except per share amounts)

6.	Accrued Expenses

Accrued expense consisted of the following as of December 31, 2009 and 2008:

	2009	2008
Interest	$1,332	$1,198
Rent	1,192	514
Leasehold	699	—
Bonus	647	458
Other	363	327

Total	$4,233	$2,497

7.	Incentive Share Plan

The Hosted Solutions Holdings LLC Incentive Share Plan (the “Plan”) permits the grant of incentive stock awards to eligible participants. Stock awards are granted upon approval of the Board of Directors and generally are subject to vesting over a period of five years. Stock-based compensation is issued by Hosted Solutions Holdings LLC and is pushed down to the Company’s reporting level as stock-based compensation charges with the offset to capital contribution.

Under the fair value recognition provisions of the Stock Compensation Topic of the FASB Accounting Standards, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is the vesting period.

The Plan allows the Company to grant Class C shares in Hosted Solutions Holdings LLC to executives and employees of the Company. The fair value of these awards is recorded as compensation cost over the term of vesting period with corresponding increases in member’s equity. A summary of the status of unearned restricted shares under the Plan as of December 31, 2009 and 2008, and changes during the year ended December 31, 2009 and for the period from April 2, 2008 to December 31, 2008 are presented below:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share	Grant Date Fair Value
Non-vested at April 2, 2008	—	$—	$—
Granted	5,655	0.61	3,449

Non-vested at December 31, 2008	5,655	0.61	3,449
Vested	(565)	0.61	(345)
Forfeitures	(216)	0.61	(132)
Granted	299	0.65	194

Non-vested at December 31, 2009	5,173	$0.61	$3,166

Hosted Solutions Parent LLC and Subsidiary

Notes to Consolidated Financial Statements

Year Ended December 31, 2009 and

for the Period From April 2, 2008 to December 31, 2008

(Dollar and share amounts in thousands except per share amounts)

8.	Long-Term Debt

Long-term debt consisted of the following as of December 31, 2009 and 2008:

	2009	2008
Term loan, due in quarterly installments beginning June 30, 2008, with a balloon payment due April 1, 2013; interest is paid quarterly, at the Company’s option, at the Prime Rate plus a margin of 4.75% or at the London Interbank Offered Rate (“LIBOR”) plus a margin of 6% over a term of one, two, or three months. Interest rate as of December 31, 2009 and 2008 was 9%.	$53,325	$54,588
Credit facility, due in quarterly installments beginning June 30, 2011, with a balloon payment due April 1, 2013; interest is paid quarterly, at the Company’s option, at the Prime Rate plus a margin of 4.75% or at LIBOR plus a margin of 6% over a term of one, two, or three months. Interest rate as of December 31, 2009 and 2008 was 9%.	11,250	6,937
Term loan, payable in full on October 1, 2013; Interest is paid quarterly, at the Company’s option, at the Prime Rate plus a margin of 8.25% or at LIBOR plus a margin of 9.5% over a term of one, two, or three months. Interest rate as of December 31, 2009 and 2008 was 12.5%.	20,000	20,000
Credit facility, payable in full on October 1, 2013; Interest is paid quarterly, at the Company’s option, at the Prime Rate plus a margin of 8.25% or at LIBOR plus a margin of 9.5% over a term of one, two, or three months. Interest rate as of December 31, 2009 and 2008 was 12.5%.	3,750	2,313

Total	88,325	83,838
Less current maturities of long-term debt	2,642	1,268

Long-term debt	$85,683	$82,570

Annual maturities of long-term debt for the years subsequent to December 31, 2009, are as follows:

2010	$2,642
2011	3,507
2012	4,126
2013	78,050

Total	$88,325

Under the terms of the loans referenced above, the Company is required to make quarterly payments of principal and/or interest. Furthermore, the loans contain covenants, conditions and financial ratio requirements that impose limitations on the Company, with the most restrictive being the senior leverage ratio. The Company was in compliance with all covenants as of December 31, 2009 and 2008.

The Company has open letters of credit of $2,500, related to the credit agreements, which expire on March 2, 2013. As of December 31, 2009 and 2008, the beneficiaries have not drawn on these letters of credit.

Hosted Solutions Parent LLC and Subsidiary

Notes to Consolidated Financial Statements

Year Ended December 31, 2009 and

for the Period From April 2, 2008 to December 31, 2008

(Dollar and share amounts in thousands except per share amounts)

9.	Revolving Line of Credit

On April 2, 2008, the Company secured a variable rate revolving line of credit with a syndicate of lenders. The agreement requires the Company’s compliance with certain financial and other covenants and expires on April 1, 2013 or upon the acceleration of any obligations pursuant to the agreement. Interest is payable, at the Company’s option, at the Prime Rate plus a margin of 4.75% or at LIBOR plus a margin of 6% over a term of one, two, or three months. The interest rate was 9% as of December 31, 2009 and 2008. The Company had an outstanding balance on the line of credit of $4,534 and $0 and an available amount of $466 and $5,000 as of December 31, 2009 and 2008, respectively. The line of credit is cross collateralized with the other debt to the syndicate of lenders.

10.	Member’s Equity

Capital Structure

Upon formation, the Company issued one thousand (1,000) membership units in the Company, each of which represents one hundredth percent (.1%) equity ownership interest. Hosted Solutions Holdings LLC (the “Member”) subscribed for one hundred percent (100%) and has made a capital contribution of ten dollars in consideration of the number of membership units issued.

On April 2, 2008, the Member also made a capital contribution of $70,765 in conjunction with the acquisition of the Company.

Management

As stipulated in the Limited Liability Company Agreement (the “Agreement”), the business and affairs of the Company are to be carried out by the officers as appointed by the Member. In addition to the powers and authorities expressly conferred upon the officers by the operating agreement, they shall have full and complete authority, power, and discretion to manage and control the business of the Company, to make all decisions regarding those matters, and perform any other acts customary to officers of a business unless approval is required by the Member. As of December 31, 2009 and 2008, there were five appointed officers.

Capital Contributions and Distributions

The Member shall not be obligated to make capital contributions to the Company. Distributions shall be made to the Member at the times and in the aggregated amounts determined by the Member.

Hosted Solutions Parent LLC and Subsidiary

Notes to Consolidated Financial Statements

Year Ended December 31, 2009 and

for the Period From April 2, 2008 to December 31, 2008

(Dollar and share amounts in thousands except per share amounts)

11.	Commitments and Contingencies

Operating Leases

As of December 31, 2009 and 2008, the Company leased office space under noncancelable operating leases. The schedule below includes initial lease terms and does not include renewal options expected to be exercised by the Company. Future minimum lease payments under the leases in effect as of December 31, 2009 are as follows:

2010	$2,681
2011	2,802
2012	2,961
2013	3,099
2014	3,235
Thereafter	16,216

Total minimum lease payments	$30,994

The Company incurred $3,277 and $1,758 of rental expense on noncancelable operating leases during the year ended December 31, 2009 and for the period from April 2, 2008 to December 31, 2008, respectively.

Several leases provide for scheduled increases in base rent and free months of rent. Rent expense is charged to operations on a straight line basis over the term of the lease which results in deferred rent payable which represents cumulative rent expense charged to operations from inception of the lease in excess of the required lease payments. Deferred rent expense totaled $1,192 and $514 as of December 31, 2009 and 2008, respectively.

Capital Leases

During 2009, the Company entered into a capital lease agreement for certain equipment. The cost of the equipment under the capital lease is included in the Consolidated Balance Sheets as property, plant and equipment of $213 net of accumulated depreciation of $34 at December 31, 2009. Under the lease agreement, the Company has the option to purchase the equipment at the end of the lease term for one dollar.

The future minimum lease payments required under the capital lease and the present value of the net minimum lease payments as of December 31, 2009, are as follows:

2010	$91
2011	91
2012	53

Total minimum lease payments	235

Present value of minimum lease payments	209
Less current portion of capital lease obligations	78

Long-term capital lease obligation	$131

Hosted Solutions Parent LLC and Subsidiary

Notes to Consolidated Financial Statements

Year Ended December 31, 2009 and

for the Period From April 2, 2008 to December 31, 2008

(Dollar and share amounts in thousands except per share amounts)

Purchase Commitments

During the ordinary course of business, the Company enters into short and long-term purchase commitments for bandwidth, point-to-point, and maintenance services. The Company entered several contracts with monthly commitments with terms ranging from one to three years. The Company paid $1,865 and $1,084 for bandwidth, point-to-point, and maintenance services under these purchase commitments during the year ended December 31, 2009 and for the period from April 2, 2008 to December 31, 2008, respectively. Future payments under these purchase commitments in effect at December 31, 2009, with commitment terms in excess of one year are as follows:

2010	$723
2011	433
2012	33
2013	20
2014	18

Total	$1,227

Litigation

From time to time, the Company is involved in various litigation which arises in the ordinary course of business. After consultation with its legal counsel, management believes the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

12.	Retirement Plan

Effective May 1, 2008, the Company adopted a Safe Harbor Plan 401(k) Plan (the “Plan”) which replaced its existing 401(k) plan. The Company matches employee contributions to the Plan 100% up to 3% and 50% of the next 2%. The Company’s contribution was $200 and $100 for the year ended December 31, 2009 and the period from April 2, 2008 to December 31, 2008, respectively.

13.	Subsequent events

The Company has performed an evaluation of subsequent events through April 19, 2010, which is the date the consolidated financial statements were available to be issued.

ANNEX B

Hosted Solutions Parent LLC

and Subsidiary

Consolidated Financial Statements

September 30, 2010 and 2009

Hosted Solutions Parent LLC and Subsidiary

Index

September 30, 2010 and 2009

Hosted Solutions Parent LLC and Subsidiary

Consolidated Balance Sheets

September 30, 2010 and December 31, 2009

(in thousands of dollars)	(Unaudited)	(Unaudited)
	2010	2009
Assets
Current assets
Cash and cash equivalents	$7,030	$9,944
Accounts receivable
Trade, net of allowance for doubtful accounts of $646 and $764, respectively	3,431	3,789
Unbilled	895	789
Inventory	49	35
Prepaid expenses	2,265	1,414
Deposits	3,160	223
Other current assets	1,095	691

Total current assets	17,925	16,885
Property and equipment, net	29,191	31,478
Intangible assets, net	54,609	57,665
Deferred financing costs, net	2,231	2,798
Deferred installation costs, net	1,691	1,642
Goodwill	65,267	65,267
Other assets	250	518

Total assets	$171,164	$176,253

Liabilities and Member’s Equity
Current liabilities
Accounts payable	$890	$1,198
Accrued expenses	3,805	4,233
Current maturities of long-term debt	3,218	2,642
Deferred revenue	4,826	4,865
Other current liabilities	624	330

Total current liabilities	13,363	13,268
Long-term debt, less current maturities	83,107	85,683
Revolving line of credit	—	4,534
Deferred revenue	659	541
Other liabilities	74	131

Total liabilities	97,203	104,157
Commitments and Contingencies (see Note 10)
Member’s equity	73,961	72,096

Total liabilities and member’s equity	$171,164	$176,253

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Hosted Solutions Parent LLC and Subsidiary

Consolidated Statements of Operations (Unaudited)

For The Nine Months Ended September 30, 2010 and 2009

(in thousands of dollars)	2010	2009
Revenue	$39,158	$36,439
Cost of revenue	20,355	18,712

Gross profit	18,803	17,727
Selling, general and administrative expenses	7,033	7,218
Amortization of intangible assets	3,058	3,058

Operating income	8,712	7,451

Other income (expense)
Other income	27	28
Interest expense	(7,392)	(7,141)

Total other expense, net	(7,365)	(7,113)

Net income	$1,347	$338

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Hosted Solutions Parent LLC and Subsidiary

Consolidated Statements of Cash Flows (Unaudited)

For The Nine Months Ended September 30, 2010 and 2009

(in thousands of dollars)
	2010	2009
Cash flows from operating activities
Net income	$1,347	$338
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	9,020	8,297
Amortization of deferred financing costs	617	547
Amortization of deferred installation costs	948	852
Provision for loss on accounts receivable	(118)	367
Non-cash stock based compensation expense	518	525
Changes in operating assets and liabilities:
Accounts receivable
Trade	476	(419)
Unbilled	(106)	(572)
Inventory	(14)	38
Prepaid expenses	(851)	(689)
Deposits	(2,937)	(13)
Other current assets	(404)	337
Other assets	268	(296)
Accounts payable	(569)	(4,921)
Accrued expenses	(428)	1,763
Deferred revenue	79	45
Other current liabilities	348	(894)
Other liabilities	(55)	150

Net cash provided by operating activities	8,139	5,455

Cash flows from investing activities
Purchases of property and equipment	(3,420)	(9,507)
Payments on deferred installation costs	(997)	(997)

Net cash used in investing activities	(4,417)	(10,504)

Cash flows from financing activities
Borrowings on revolver	—	4,534
Borrowings of debt	—	5,750
Repayments on revolver	(4,534)	—
Repayments of debt	(2,000)	(1,127)
Payments on capital lease obligations	(52)	—
Payments of deferred financing costs	(50)	(19)

Net cash (used in) provided by financing activities	(6,636)	9,138

Net (decrease) increase in cash and cash equivalents	(2,914)	4,089
Cash and cash equivalents
Beginning of period	9,944	8,919

End of period	$7,030	$13,008

Supplemental disclosure of cash flow information
Cash paid during the period for Interest	$6,813	$6,613

Noncash investing and financing activities
Purchases of fixed assets included in accounts payable and accrued expenses	$259	$1,577

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Hosted Solutions Parent LLC and Subsidiary

Notes to Unaudited Interim Consolidated Financial Statements

(Dollar and share amounts in thousands except per share amounts)

1.	Summary of Significant Accounting Policies

Description of Business and Principles of Consolidation

On February 15, 2008, the members of Hosted Solutions, LLC entered into an agreement with Hosted Solutions Holdings LLC, Hosted Solutions Acquisition LLC, and certain owners identified within the Asset Purchase Agreement to acquire the assets and assume the liabilities of Hosted Solutions, LLC. The purchase was consummated on April 2, 2008, and the new Company was capitalized by an investment of $70,765.

Hosted Solutions Parent LLC and Subsidiary (the “Company”) operates five world class Dual OC-3 secured data centers and provides outsourced managed web hosting and co-location data services to business customers of all sizes located in the Carolinas and in Massachusetts. Hosted Solutions Holdings LLC is the Company’s sole equity member. The Company is organized based on the products and services that it offers and operates its business as a single reporting segment.

The accompanying consolidated financial statements include the accounts of Hosted Solutions Parent LLC and its wholly owned subsidiary, Hosted Solutions Acquisition LLC. All significant intercompany transactions and accounts have been eliminated.

Preparation of Interim Financial Statements

The accompanying unaudited consolidated financial statements have been prepared based upon Securities and Exchange Commission (“SEC”) rules that permit reduced disclosure for interim periods. Certain information and footnote disclosures have been condensed or omitted in accordance with those rules and regulations. The accompanying consolidated balance sheet at December 31, 2009 was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States. In our opinion, these financial statements reflect all adjustments that are necessary for a fair presentation of results of operations and financial condition for the interim periods shown including normal recurring accruals and other items. The results for the interim periods are not necessarily indicative of results for the full year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at September 30, 2010 and December 31, 2009, and the reported amounts of revenues and expenses for the nine months ended September 30, 2010 and 2009. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all investments purchased with remaining maturities of three months or less to be cash equivalents.

Inventory

Inventory includes computer equipment, parts and supplies and is stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Hosted Solutions Parent LLC and Subsidiary

Notes to Unaudited Interim Consolidated Financial Statements

(Dollar and share amounts in thousands except per share amounts)

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided by straight-line rates intended to distribute the cost over the estimated service life as follows:

Estimated Useful Life (in years)
Equipment - data centers	2 - 6
Office equipment	7
Furniture and fixtures	8
Leasehold improvements	2 - 15

Equipment recorded under capital leases is amortized using the straight-line method over the shorter of the respective lease term or estimated useful life of the asset. Leasehold improvements are amortized over the lesser of estimated useful life or the life of the leases including expected renewals. Maintenance and repairs are charged to operations as incurred. Major renewals and betterments that extend the useful lives of the assets or increase the productivity are capitalized. Interest expense related to the acquisition of fixed assets is capitalized. Capitalized interest was $438 net of accumulated depreciation of $57 and $27 at September 30, 2010 and December 31, 2009, respectively. When items of property or equipment are sold or retired, the related cost and accumulated depreciation or amortization is removed from the account and any gain or loss is included in operating income.

Deferred Installation Costs

Deferred installation costs include both customer up-fit and labor related to direct costs allocated to the installation of equipment for new contracts. Customer up-fit charges are amortized on a straight line basis over the length of the initial contract term. Customer up-fit charges were $3,255 and $2,620 net of accumulated amortization of $2,013 and $1,372 at September 30, 2010 and December 31, 2009, respectively. The Company recognized amortization expense of $641 and $699 related to customer up-fit charges for the nine months ended September 30, 2010 and 2009, respectively. Capitalized labor costs are amortized over a period of 24 months, which is the average term per contract. Capitalized labor costs were $1,037 and $675 net of accumulated amortization of $588 and $281 at September 30, 2010 and December 31, 2009, respectively. The Company recognized amortization expense of $307 and $153 related to capitalized labor costs for the nine months ended September 30, 2010 and 2009, respectively.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable in accordance with the provisions of the Property, Plant and Equipment Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards. Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of property, plant and equipment, and amortizable intangible assets in relation to operating performance. The Company incurred no impairment charges during the nine months ended September 30, 2010 and 2009.

Hosted Solutions Parent LLC and Subsidiary

Notes to Unaudited Interim Consolidated Financial Statements

(Dollar and share amounts in thousands except per share amounts)

Deferred Financing Costs

Deferred financing costs, composed of facility, agency, and certain legal fees associated with acquiring new debt financing, are amortized over the term of the related agreement using the effective interest rate method. Capitalized loan fees were $4,097 and $4,047 as of September 30, 2010 and December 31, 2009, net of accumulated amortization of $1,866 and $1,249, respectively. The Company recognized amortization expense of $617 and $547 related to capitalized loan fees for the nine months ended September 30, 2010 and 2009, respectively.

Intangible Assets and Goodwill

The Company accounts for intangible assets in accordance with the Intangibles - Goodwill and Other Topic of the FASB Accounting Standards. Intangible assets consist of customer relationships, tradename, and covenants not to compete which are evaluated annually to determine if the remaining useful life is reasonable. Amortization for the identifiable intangible assets is computed using the straight-line method based on the estimated useful lives of the respective assets which are as follows:

Estimated Useful Life (in years)
Customer relationships	15
Tradename	30
Covenants not to compete	15

Goodwill represents the excess of cost over net assets acquired by the Company. At December 31, 2009, the Company evaluated the realizability of its goodwill. The Company incurred no impairment charges during 2009 and there have been no indicators requiring additional tests during the year.

Advertising Costs

Advertising and marketing costs are expensed as incurred and are included in operating expenses. Advertising expense was $349 and $499 for the nine months ended September 30, 2010 and 2009, respectively.

Revenue, Deferred Revenue, and Accounts Receivable

Revenue is recognized ratably as services are performed. Upfront installation revenue is amortized on a straight-line basis over the initial contract period. The Company’s policy is to bill one month in advance, and some customers elect to prepay for longer periods. Customer prepayments and upfront installation revenue are recorded as deferred revenue and amortized into revenue over the service period.

License fees are recorded net in accordance with Revenue Recognition Topic of the FASB Accounting Standards.

The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from its customers. Payment of all fees are due within 30 days of invoice. Late payments accrue interest at 1.5 percent per month. In the event a customer’s account becomes past due for 30 days or more, the Company may at its sole discretion suspend, interrupt, or disconnect the service upon ten days written notice. There is a five day grace period if the customer’s account is not paid by the end of the service period, usually 60 days from invoice date. If the customer has made no effort to contact the Company by day 76, then the Company will send a letter stating that the account is being sent to collections.

Hosted Solutions Parent LLC and Subsidiary

Notes to Unaudited Interim Consolidated Financial Statements

(Dollar and share amounts in thousands except per share amounts)

Receivables that management deems uncollectible are charged-off. The Company recognized $155 and $780 in bad debt expense for the nine months ended September 30, 2010 and 2009, respectively. Recoveries of receivables previously charged off are recorded when received. In the opinion of management, an allowance for doubtful accounts of $646 and $764 as of September 30, 2010 and December 31, 2009, respectively, is adequate. Actual results could differ from the estimates that were used.

Concentration of Credit Risk

One customer accounts for approximately 10 percent and 15 percent of the Company’s outstanding accounts receivable at September 30, 2010 and December 31, 2009, respectively and 4 percent and 3 percent of revenue for the nine months ended September 30, 2010 and 2009, respectively.

Fair Value Measurements

The Company has adopted the provisions of the Fair Value Topic of the FASB Accounting Standards. The adoption of the Fair Value topic did not impact the Company’s operations, but rather, provided the Company with a framework for measuring fair value and enhanced the Company’s disclosures about fair value measurements.

Financial Instruments

The Company has elected to account for a certain derivative instrument (the “Cap”) as an economic hedge of its debt but has elected not to account for the Cap as a hedge under the provisions of the Derivatives and Hedging Topic of the FASB Accounting Standards. As the Cap was not designated as a hedge for accounting purposes, all changes in the fair market value are recorded in the consolidated statement of operations as a component of interest expense.

Income Taxes

The Company, a limited liability company, is not a taxpaying entity, and thus no income tax expense has been recorded in the consolidated financial statements. Income of the Company is taxed to the member in its respective income tax return.

Uncertain Tax Positions

The Company adopted provisions of the Income Taxes Topic of the FASB Accounting Standards on January 1, 2009. The Company may recognize an income tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount of the benefit that has greater than a 50 percent likelihood of being realized upon ultimate settlement. The adoption of these provisions did not result in the recognition of an adjustment for the cumulative effect of adoption of a new accounting principle. The Company did not have any unrecognized tax benefit resulting from tax positions related to either the current period or prior period, and had no settlements. No unrecognized tax benefits existed as of September 30, 2010 and the Company does not expect any change in unrecognized tax benefits within the next fiscal year.

Hosted Solutions Parent LLC and Subsidiary

Notes to Unaudited Interim Consolidated Financial Statements

(Dollar and share amounts in thousands except per share amounts)

New Accounting Pronouncements

In December 2010, the FASB issued updated guidance when testing for goodwill impairment. The guidance modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This updated guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Company does not expect that this guidance will have a material impact on its consolidated financial statements.

In January 2010, the FASB issued authoritative guidance related to fair value measurements. This guidance requires separate disclosure for purchase, sale, issuance and settlement activity in the reconciliation of Level 3 fair value measurements. This guidance is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company does not expect this guidance to have a material impact on its consolidated financial statements.

In June 2009, the FASB issued the FASB Accounting Standards Codification (the “Codification”). The Codification is the single source of authoritative nongovernmental US GAAP, superseding existing FASB, American Institute of Certified Public Accountants (“AICPA”), Emerging Issues Task Force (“EITF”) and related literature. The Codification eliminates the US GAAP hierarchy contained in Statement of Financial Accounting Standards and establishes one level of authoritative US GAAP. All other literature is considered non-authoritative. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. In response, the Company has used plain English or included the references to the Codification, as appropriate, in these consolidated financial statements.

In May 2009, the FASB issued guidance which sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The Subsequent Events Topic of the FASB Accounting Standards Codification requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. This disclosure is effective for financial periods ending after June 15, 2009.

2.	Depreciation Expense

Depreciation expense was $5,964 and $5,932 for the nine months ended September 30, 2010 and 2009, respectively.

Hosted Solutions Parent LLC and Subsidiary

Notes to Unaudited Interim Consolidated Financial Statements

(Dollar and share amounts in thousands except per share amounts)

3.	Intangible Assets, Net

The following table summarizes the Company’s intangible assets as of September 30, 2010 and December 31, 2009:

	2010	2009
Intangible assets subject to amortization
Customer relationships	$54,700	$54,700
Tradename	7,300	7,300
Covenants not to compete	2,800	2,800

	64,800	64,800
Less accumulated amortization	(10,191)	(7,135)

	$54,609	$57,665

Intangible assets not subject to amortization
Goodwill	$65,267	$65,267

Amortization expense of $3,056 was recognized for the nine months ended September 30, 2010 and 2009. Amortization expense for intangible assets subject to amortization is estimated to be $1,021 for the remainder of 2010 and as follows for the years ended December 31:

2011	4,077
2012	4,077
2013	4,077
2014	4,077
2015	4,077
Thereafter	34,224

$54,609

4.	Fair Value Measurements

Under the Fair Value Topic of the FASB Accounting Standards, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under the Fair Value Topic must maximize the use of observable inputs and minimize the use of unobservable inputs. The topic describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are either directly or indirectly observable, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Hosted Solutions Parent LLC and Subsidiary

Notes to Unaudited Interim Consolidated Financial Statements

(Dollar and share amounts in thousands except per share amounts)

In November 2008, the Company entered into the Cap agreement for a notional amount of $45,000 to help manage the risk of rising interest rates on its term debt. The Cap matures on November 16, 2011. The Company did not recorded an expense related to the Cap for the nine months ended September 30, 2010 and 2009 as there was no significant change in the fair value of the Cap. The fair value of the Cap was estimated by obtaining a quote from the broker and is the estimated amount that the Company would pay to terminate the agreement at the reporting date, taking into account current interest rates and the then current credit worthiness of the counter party. Due to the nature of this instrument and indirectly observable inputs, the Cap is included in Level 2 of the fair value hierarchy as of September 30, 2010 and December 31, 2009.

The following table summarizes the composition and fair value hierarchy of the Company’s financial assets and liabilities at September 30, 2010:

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents (a)	$7,030	$7,030	$—	$—
Cap agreement (b)	$28	$—	$28	$—

(a)	Included in cash and cash equivalents on the unaudited consolidated balance sheet as of September 30, 2010.
(b)	Included in other assets on the unaudited consolidated balance sheet as of September 30, 2010.

5.	Incentive Share Plan

The Hosted Solutions Holdings LLC Incentive Share Plan (the “Plan”) permits the grant of incentive stock awards to eligible participants. Stock awards are granted upon approval of the Board of Directors and generally are subject to vesting over a period of five years. Stock-based compensation is issued by Hosted Solutions Holdings LLC and is pushed down to the Company’s reporting level as stock-based compensation charges with the offset to capital contribution.

Under the fair value recognition provisions of the Stock Compensation Topic of the FASB Accounting Standards, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is the vesting period.

The Plan allows the Company to grant Class C shares in Hosted Solutions Holdings LLC to executives and employees of the Company. The fair value of these awards is recorded as compensation cost over the term of the vesting period with corresponding increases in member’s equity. A summary of the status of unearned restricted shares under the Plan as of September 30, 2010 and December 31, 2009 and changes during the period ended September 30, 2010 are presented below:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share	Grant Date Fair Value
Non-vested at December 31, 2009	5,173	$0.61	$3,166

Vested	(1,059)	0.61	(646)
Forfeitures	(599)	0.61	(365)
Granted	274	0.66	181

Non-vested at September 30, 2010	3,789	$0.62	$2,335

Hosted Solutions Parent LLC and Subsidiary

Notes to Unaudited Interim Consolidated Financial Statements

(Dollar and share amounts in thousands except per share amounts)

6.	Long-Term Debt

Long-term debt consisted of the following as of September 30, 2010 and December 31, 2009:

	2010	2009
Term loan, due in quarterly installments beginning June 30, 2008, with a balloon payment due April 1, 2013; interest is paid quarterly, at the Company’s option, at the Prime Rate plus a margin of 4.75% or at the London Interbank Offered Rate (“LIBOR”) plus a margin of 6% over a term of one, two, or three months. Interest rate as of September 30, 2010 and December 31, 2009 was 9%.	$51,511	$53,325
Credit facility, due in quarterly installments beginning June 30, 2011, with a balloon payment due April 1, 2013; interest is paid quarterly, at the Company’s option, at the Prime Rate plus a margin of 4.75% or at LIBOR plus a margin of 6% over a term of one, two, or three months. Interest rate as of September 30, 2010 and December 31, 2009 was 9%.	11,064	11,250
Term loan, payable in full on October 1, 2013; Interest is paid quarterly, at the Company’s option, at the Prime Rate plus a margin of 8.25% or at LIBOR plus a margin of 9.5% over a term of one, two, or three months. Interest rate as of September 30, 2010 and December 31, 2009 was 12.5%.	20,000	20,000
Credit facility, payable in full on October 1, 2013; Interest is paid quarterly, at the Company’s option, at the Prime Rate plus a margin of 8.25% or at LIBOR plus a margin of 9.5% over a term of one, two, or three months. Interest rate as of September 30, 2010 and December 31, 2009 was 12.5%.	3,750	3,750

Total	86,325	88,325
Less current maturities of long-term debt	3,218	2,642

Long-term debt	$83,107	$85,683

Annual maturities of long-term debt for the years subsequent to September 30, 2010, are as follows:

2011	$3,218
2012	4,834
2013	78,273

Total	$86,325

Under the terms of the loans referenced above, the Company is required to make quarterly payments of principal and/or interest. Furthermore, the loans contain covenants, conditions and financial ratio requirements that impose limitations on the Company, with the most restrictive being the senior leverage ratio. The Company was in compliance with all covenants as of September 30, 2010 and December 31, 2009.

The Company has open letters of credit of $2,500, related to the credit agreements, which expire on March 2, 2013. As of September 30, 2010 and December 31, 2009, the beneficiaries have not drawn on these letters of credit.

Hosted Solutions Parent LLC and Subsidiary

Notes to Unaudited Interim Consolidated Financial Statements

(Dollar and share amounts in thousands except per share amounts)

7.	Revolving Line of Credit

On April 2, 2008, the Company secured a variable rate revolving line of credit with a syndicate of lenders. The agreement requires the Company’s compliance with certain financial and other covenants and expires on April 1, 2013 or upon the acceleration of any obligations pursuant to the agreement. Interest is payable, at the Company’s option, at the Prime Rate plus a margin of 4.75 percent or at LIBOR plus a margin of 6 percent over a term of one, two, or three months. The interest rate was 9 percent as of September 30, 2010 and December 31, 2009. The Company had an outstanding balance on the line of credit of $0 and $4,534 and an available amount of $5,000 and $466 as of September 30, 2010 and December 31, 2009, respectively. The line of credit is cross collateralized with the other debt to the syndicate of lenders.

8.	Member’s Equity

Capital Structure

Upon formation, the Company issued one thousand (1,000) membership units in the Company, each of which represents one hundredth percent (.1 percent) equity ownership interest. Hosted Solutions Holdings LLC (the “Member”) subscribed for one hundred percent (100 percent) and has made a capital contribution of ten dollars in consideration of the number of membership units issued.

On April 2, 2008, the Member also made a capital contribution of $70,765 in conjunction with the acquisition of the Company.

Management

As stipulated in the Limited Liability Company Agreement (the “Agreement”), the business and affairs of the Company are to be carried out by the officers as appointed by the Member. In addition to the powers and authorities expressly conferred upon the officers by the operating agreement, they shall have full and complete authority, power, and discretion to manage and control the business of the Company, to make all decisions regarding those matters, and perform any other acts customary to officers of a business unless approval is required by the Member. As of September 30, 2010 and December 31, 2009, there were five appointed officers.

Capital Contributions and Distributions

The Member shall not be obligated to make capital contributions to the Company. Distributions shall be made to the Member at the times and in the aggregated amounts determined by the Member.

Hosted Solutions Parent LLC and Subsidiary

Notes to Unaudited Interim Consolidated Financial Statements

(Dollar and share amounts in thousands except per share amounts)

9.	Commitments and Contingencies

Operating Leases

As of September 30, 2010 and December 31, 2009, the Company leased office space under noncancelable operating leases. The schedule below includes initial lease terms and does not include renewal options expected to be exercised by the Company. Future minimum lease payments under the leases in effect as of September 30, 2010 are as follows:

2011	$3,441
2012	3,626
2013	3,732
2014	3,832
2015	3,935
Thereafter	25,613

Total minimum lease payments	$44,179

The Company incurred $2,674 and $2,455 of rental expense on noncancelable operating leases during the nine months ended September 30, 2010 and 2009, respectively.

Several leases provide for scheduled increases in base rent and free months of rent. Rent expense is charged to operations on a straight line basis over the term of the lease which results in deferred rent payable which represents cumulative rent expense charged to operations from inception of the lease in excess of the required lease payments. Deferred rent expense totaled $1,642 and $1,192 as of September 30, 2010 and December 31, 2009, respectively.

Capital Leases

During 2009, the Company entered into a capital lease agreement for certain equipment. The cost of the equipment under the capital lease is included in the Consolidated Balance Sheets as property, plant and equipment of $213 net of accumulated depreciation of $85 and $34 at September 30, 2010 and December 31, 2009, respectively. Under the lease agreement, the Company has the option to purchase the equipment at the end of the lease term for one dollar.

The future minimum lease payments required under the capital lease and the present value of the net minimum lease payments as of September 30, 2010, are as follows:

2011	$91
2012	76

Total minimum lease payments	167

Present value of minimum lease payments	157
Less current portion of capital lease obligations	83

Long-term capital lease obligation	$74

Hosted Solutions Parent LLC and Subsidiary

Notes to Unaudited Interim Consolidated Financial Statements

(Dollar and share amounts in thousands except per share amounts)

Purchase Commitments

During the ordinary course of business, the Company enters into short and long-term purchase commitments for bandwidth, point-to-point, and maintenance services. The Company entered several contracts with monthly commitments with terms ranging from one to three years. The Company paid $1,600 and $1,426 for bandwidth, point-to-point, and maintenance services under these purchase commitments during the nine months ended September 30, 2010 and September 30, 2009, respectively.

Future payments under these purchase commitments in effect at September 30, 2010, with commitment terms in excess of one year are as follows:

2011	$1,260
2012	191
2013	78
2014	19
2015	3

Total	$1,551

Litigation

From time to time, the Company is involved in various litigation which arises in the ordinary course of business. After consultation with its legal counsel, management believes the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

10.	Retirement Plan

Effective May 1, 2008, the Company adopted a Safe Harbor Plan 401(k) Plan (the “Plan”) which replaced its existing 401(k) plan. The Company matches employee contributions to the Plan 100 percent up to 3 percent and 50 percent of the next 2 percent. The Company’s contribution was $205 and $162 for the nine months ended September 30, 2010 and 2009, respectively.

11.	Subsequent Events

On November 4, 2010, the Company announced the Member approved the sale of all assets and liabilities of the Company to Windstream Corporation in an all cash transaction valued at $312,800. The transaction closed on December 1, 2010.

The Company has performed an evaluation of subsequent events through April 4, 2011, which is the date the consolidated financial statements were available to be issued.

12.	Supplemental Guarantor Information

Subsequent to the acquisition of the Company by Windstream on December 1, 2010, Windstream designated Hosted Solutions and all of the subsidiaries of Hosted Solutions as guarantors of its guaranteed notes in accordance with SEC Regulation S-X Rule 3-10.

ANNEX C

Q-Comm Corporation

Accountants’ Report and Consolidated Financial Statements

September 30, 2009, 2008 and 2007

Q-Comm Corporation

September 30, 2009, 2008 and 2007

Independent Accountants’ Report

Board of Directors

Q-Comm Corporation

Overland Park, Kansas

We have audited the accompanying consolidated balance sheets of Q-Comm Corporation as of September 30, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended September 30, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Q-Comm Corporation as of September 30, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 12, in 2009 the Company changed its method of accounting for fair value measurements in accordance with Statement of Financial Accounting Standards No. 157, Fair Value Measurements, which was subsequently incorporated into FASB Accounting Standards Codification (ASC) as Topic 820.

/s/ BKD, LLP

Kansas City, Missouri

January 18, 2010

Q-Comm Corporation

Consolidated Balance Sheets

September 30, 2009 and 2008

Assets

	2009	2008
Current Assets
Cash and cash equivalents	$6,244,741	$2,655,727
Accounts receivable, net of allowance; $4,551,045 for 2009, $3,494,558 for 2008	18,787,315	18,884,143
Short-term investments	3,356,251	4,575,763
Income taxes receivable	2,095,483	—
Prepaid expenses and other	14,554,522	4,198,939
Deferred income taxes	1,254,400	1,265,400

Total current assets	46,292,712	31,579,972

Property and Equipment, At Cost
Fiber line	220,227,276	170,171,431
Switch facilities	129,263,926	125,696,835
Construction in progress	56,552,731	48,692,531
Real estate and buildings	16,161,042	15,076,817
Computer equipment	13,705,803	13,715,451
Leasehold improvements	7,491,654	6,718,269
Transportation equipment	8,011,103	6,635,949

	451,413,535	386,707,283
Less accumulated depreciation	140,198,161	107,846,837

	311,215,374	278,860,446

Other Assets
Long-term investments	125,397	—
Goodwill	36,969,441	37,267,973
Other intangible assets	31,541,751	33,794,192
Deferred expenses	31,285,603	28,569,160
Other	117,010	220,683

	100,039,202	99,852,008

	$457,547,288	$410,292,426

See Notes to Consolidated Financial Statements

Liabilities and Stockholders’ Equity

	2009	2008
Current Liabilities
Income taxes payable	$218,957	$206,149
Checks in excess of bank balance	2,204,162	1,437,770
Accounts payable	12,022,519	9,296,526
Current maturities of long-term debt	18,494,600	16,852,246
Deferred revenues	17,743,728	16,794,334
Other accrued liabilities	35,238,732	21,768,773

Total current liabilities	85,922,698	66,355,798

Due to Stockholder	3,264,166	3,265,116

Deferred Revenues	12,079,874	13,203,885

Deferred Income Taxes	16,438,400	10,995,700

Long-term Debt	276,985,957	263,439,866

Total liabilities	394,691,095	357,260,365

Stockholders’ Equity
Common stock, Class A, $.0005 par value; 35,000,000 shares authorized, 17,910,953 shares issued and outstanding	10,386	10,386
Common stock, Class B, non-voting; $.0005 par value; 5,000,000 shares authorized, 1,588,157 (2009) and 1,576,476 (2008) shares issued	791	785
Capital contribution receivable	(62,200)	(62,200)
Additional paid-in capital	29,557,674	29,467,698
Retained earnings	52,280,703	35,067,146
Accumulated other comprehensive loss	(9,256,521)	(4,687,131)

	72,530,833	59,796,684
Treasury stock, at cost; 3,338,208 (2009) and 3,156,652 (2008) shares held	(9,674,640)	(6,764,623)

Total stockholders’ equity	62,856,193	53,032,061

	$457,547,288	$410,292,426

Q-Comm Corporation

Consolidated Statements of Income

Years Ended September 30, 2009, 2008 and 2007

	2009	2008	2007
Net Sales	$242,929,151	$229,280,695	$174,648,127

Cost of Sales
Depreciation	36,143,313	36,389,427	22,111,967
Other	94,773,841	88,176,450	66,768,943

	130,917,154	124,565,877	88,880,910

Gross Profit	112,011,997	104,714,818	85,767,217

Operating Expenses
Salaries	36,805,995	34,194,019	32,521,340
Depreciation and amortization	7,052,590	9,012,049	8,215,085
Other	27,999,056	28,739,217	22,498,483

	71,857,641	71,945,285	63,234,908

Operating Income	40,154,356	32,769,533	22,532,309

Other Income (Expense)
Interest income	1,481,312	1,275,379	1,338,176
Interest expense	(14,527,804)	(15,777,124)	(13,163,159)
Miscellaneous	702,103	(103,731)	334,774

	(12,344,389)	(14,605,476)	(11,490,209)

Income before Income Taxes	27,809,967	18,164,057	11,042,100
Provision for Income Taxes	10,596,410	8,631,300	5,544,700

Net Income	$17,213,557	$9,532,757	$5,497,400

See Notes to Consolidated Financial Statements

Q-Comm Corporation

Consolidated Statements of Stockholders’ Equity

Years Ended September 30, 2009, 2008 and 2007

	Common Class A	Common Class B	Capital Contribution Receivable	Additional Paid- in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Total
Balance, October 1, 2006	$10,386	$364	$(857,582)	$28,360,535	$138,915	$20,036,989	$(3,880,908)	$43,808,699
Net income	—	—	—	—	—	5,497,400	—	5,497,400
Common stock issued	—	388	—	1,015,638	—	—	—	1,016,026
Payments received on contributions receivable	—	—	562,382	—	—	—	—	562,382
Purchase of treasury stock, at cost - 261,800 shares	—	—	—	—	—	—	(2,801,665)	(2,801,665)
Change in fair value of interest rate swap agreement, net of taxes of $615,000	—	—	—	—	(1,047,931)	—	—	(1,047,931)

Balance, September 30, 2007	10,386	752	(295,200)	29,376,173	(909,016)	25,534,389	(6,682,573)	47,034,911
Net income	—	—	—	—	—	9,532,757	—	9,532,757
Common stock issued	—	33	—	91,525	—	—	—	91,558
Payments received on contributions receivable	—	—	233,000	—	—	—	—	233,000
Purchase of treasury stock, at cost - 8,480 shares	—	—	—	—	—	—	(82,050)	(82,050)
Unrealized holding loss on available for sale securities, net of tax	—	—	—	—	(376,763)	—	—	(376,763)
Change in fair value of interest rate swap agreement, net of taxes of $2,095,000	—	—	—	—	(3,401,352)	—	—	(3,401,352)

Balance, September 30, 2008	10,386	785	(62,200)	29,467,698	(4,687,131)	35,067,146	(6,764,623)	53,032,061
Net income	—	—	—	—	—	17,213,557	—	17,213,557
Common stock issued	—	6	—	89,976	—	—	—	89,982
Purchase of treasury stock, at cost -181,556 shares	—	—	—	—	—	—	(2,910,017)	(2,910,017)
Unrealized holding gain on available for sale securities, net of tax	—	—	—	—	227,918	—	—	227,918
Change in fair value of interest rate swap agreement, net of taxes of $2,719,000	—	—	—	—	(4,797,308)	—	—	(4,797,308)

Balance, September 30, 2009	$10,386	$791	$(62,200)	$29,557,674	$(9,256,521)	$52,280,703	$(9,674,640)	$62,856,193

See Notes to Consolidated Financial Statements

Q-Comm Corporation

Consolidated Statements of Stockholders’ Equity (Continued)

Years Ended September 30, 2009, 2008 and 2007

	2009	2008	2007
Comprehensive Income
Net income	$17,213,557	$9,532,757	$5,497,400
Unrealized holding gain (loss) on available for sale securities, net of tax	227,918	(376,763)	—
Change in fair value of interest rate swap agreement	(4,797,308)	(3,401,352)	(1,047,931)

Comprehensive income	$12,644,167	$5,754,642	$4,449,469

See Notes to Consolidated Financial Statements

Q-Comm Corporation

Consolidated Statements of Cash Flows

Years Ended September 30, 2009, 2008 and 2007

	2009	2008	2007
Operating Activities
Net income	$17,213,557	$9,532,757	$5,497,400
Items not requiring (providing) cash
Depreciation and amortization	43,195,903	45,401,476	30,327,052
Amortization of loan origination costs	994,747	994,747	888,476
Deferred income taxes	5,453,700	1,129,700	(17,800)
(Gain) loss from on sale/disposal of assets	504,479	59,635	(138,046)
Impairment of goodwill	298,532	—	—
Changes in
Accounts receivable	96,828	(593,864)	(5,955,803)
Prepaid expenses and other	(10,355,583)	(715,162)	167,065
Income taxes payable	(2,082,675)	3,085,862	(3,953,380)
Other assets	(5,415,843)	(7,028,717)	(3,027,520)
Accounts payable, accrued expenses and deferred revenue	9,339,437	6,709,348	4,651,905

Net cash provided by operating activities	59,243,082	58,575,782	28,439,349

Investing Activities
Proceeds from sale of equipment	3,483,058	17,740	410,997
Purchase of property and equipment	(72,994,597)	(62,948,505)	(45,845,483)
Cash paid for acquisition	—	(288,530)	(182,963,724)
Proceeds from sale of acquired assets	—	—	240,000
Purchases of intangible assets	(495,893)	—	—
Proceeds from the sale of investments	1,219,512	—	—
Purchases of investments	—	(129,387)	(1,927,766)

Net cash used in investing activities	(68,787,920)	(63,348,682)	(230,085,976)

Financing Activities
Checks in excess of bank balances	766,392	(467,779)	1,066,346
Net (repayments) borrowings under line of credit agreement	19,491,200	(4,497,436)	(29,493,763)
Collections on notes receivable	(950)	233,950	562,382
Proceeds from long-term debt	13,735,749	8,445,979	255,736,002
Payments on long-term debt	(18,038,504)	(3,514,196)	(10,612,991)
Payment of loan origination costs	—	—	(6,963,226)
Purchase of treasury stock	(2,910,017)	(82,050)	(2,801,665)
Sale of common stock	89,982	91,558	1,016,026

Net cash provided by financing activities	13,133,852	210,026	208,509,111

Increase (Decrease) in Cash and Cash Equivalents	3,589,014	(4,562,874)	6,862,484

Cash and Cash Equivalents, Beginning of Year	2,655,727	7,218,601	356,117

Cash and Cash Equivalents, End of Year	$6,244,741	$2,655,727	$7,218,601

Additional Cash Payment Information
Interest paid (net of amount capitalized)	$14,522,581	$16,000,234	$12,125,188
Income taxes paid	10,583,602	5,543,928	9,498,080
Property and equipment acquisitions in accounts payable	2,112,508	—	—

See Notes to Consolidated Financial Statements

Q-Comm Corporation

Consolidated Statements of Cash Flows (Continued)

Years Ended September 30, 2009, 2008 and 2007

In 2007, the Company purchased all of the capital stock of Norlight Telecommunications, Inc. for $182,963,724. In conjunction with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired	$197,052,399
Less cash paid	(182,963,724)

Liabilities assumed	$14,088,675

See Notes to Consolidated Financial Statements

Q-Comm Corporation

Notes to Consolidated Financial Statements

September 30, 2009, 2008 and 2007

Note 1:    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

The Company, through its subsidiaries, is a diversified provider of telecommunications and like services. One of its subsidiaries operates a fiber optic network which spans in excess of 30,000 route miles. Over this network, it provides fiber optic transport, dedicated Internet access and ancillary services to its customers. Its fiber optic transport offerings range from T-1 circuits to 10 Gbps wavelengths. Carriers, in this instance, are referred to as wireless service providers, incumbent local telephone companies, internet service providers, providers of cable television service, competitive local exchange companies, long distance companies and the like. The Company also provides a comprehensive suite of voice and data communications services including local, long distance, broadband and internet connectivity, cable television, home security, network management, hosted PBX and hosted application services. The Company extends unsecured credit to its customers.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Norlight, Inc. (formerly Cinergy Communications Company), Cinergy MetroNet, Inc., Kentucky Data Link, Inc., Equity Leasing, Inc., EIC Insurance, Inc., nGenX Corporation, Norlight Data Centers, Inc., Q Services, Inc. and Norlight Telecommunications, Inc., which was acquired in February 2007 (see Note 10). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are depreciated over the estimated useful life of each asset. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful lives of the improvements. Annual depreciation is primarily computed using straight-line methods.

Construction in progress includes expenditures for projects primarily related to new fiber optic cable route installation and collocation projects.

The Company capitalizes interest costs as a component of construction in progress, based on the weighted average rates paid for long-term borrowing. Total interest incurred each year was:

	2009	2008	2007
Interest costs capitalized	$3,602,000	$3,798,000	$2,492,885
Interest costs charged to expense	14,527,804	15,777,124	13,163,159

Total interest incurred	$18,129,804	$19,575,124	$15,656,044

Q-Comm Corporation

Notes to Consolidated Financial Statements

September 30, 2009, 2008 and 2007

Income Taxes

Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Uncertain Tax Positions

The Company has elected to defer the effective date of the guidance within ASC 740, Income Taxes, which addresses accounting for uncertainty in income taxes (formerly FASB Interpretation No. 48), until its fiscal year ending September 30, 2010. The Company has continued to account for any uncertain tax positions in accordance with literature that was authoritative immediately prior to the effective date of this guidance.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At September 30, 2009 and 2008, cash equivalents consisted primarily of money market accounts.

Cinergy MetroNet, a subsidiary of the Company, is required to maintain a Pledged Deposit Account for all unspent proceeds received from the note (see Note 4). Unused loan proceeds held in the pledged account were $13,935 and $7,806 as of September 30, 2009 and 2008, respectively.

Revenue Recognition

Revenue from the use of telecommunication lines is recognized in the month that service was rendered. Revenue from long-term agreements, such as IRU and capacity agreements (see Note 6), is recognized on the straight-line method over the term of the contract. Deferred revenue also includes amounts collected one month in advance.

Other Assets

Other assets contain equipment and parts staged in the Company’s warehouse. This equipment is awaiting deployment on new construction, repairs and maintenance or designated spares. Spare equipment is used in immediate replacement of failed equipment or fiber cuts.

Stock Option Plans

At September 30, 2009, the Company has a stock-based Associate compensation plan, which is described more fully in Note 7. Effective October 1, 2006, the Company adopted the fair value recognition provisions related to share-based payments. Accordingly, after October 1, 2006, the Company began expensing the fair value of stock options granted, modified, repurchased or cancelled. No fair value disclosures with respect to stock options are presented because, in the opinion of management, such values do not have a material effect.

Accounts Receivable

Accounts receivable are stated at the amounts billed to the customers plus any accrued and unpaid interest. The Company provides an allowance for doubtful accounts, which is based upon a review of the outstanding receivables, historical collection information and existing economic conditions.

Q-Comm Corporation

Notes to Consolidated Financial Statements

September 30, 2009, 2008 and 2007

Accounts receivable are ordinarily due 30 days after the issuance of the invoice. Accounts past due more than 90 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Short-term Investments

Investments represent available-for-sale securities (debt and equity securities) for which the Company has no immediate plans to sell but that may be sold in the future.

The components of investments at September 30, 2009 and 2008 are as follows:

	2009	2008
Equity securities	$1,255,048	$1,429,949
Auction rate securities	1,891,500	2,891,500
Exchange traded funds	209,703	—
Certificates of deposit	—	254,314

Total investments	$3,356,251	$4,575,763

Cost approximates market for all the above investments at September 30, 2009 and 2008.

Reclassifications

Certain reclassifications have been made to the 2008 financial statements to conform to the 2009 financial statement presentation. These reclassifications had no effect on net earnings.

Subsequent events

Subsequent events have been evaluated through January 18, 2010, which is the date the financial statements were available to be issued.

Note 2:    Related Party Transactions

The Company has an amount of $3,264,166 due to the majority stockholder and his spouse, which is collateralized by property and equipment, accounts receivable, inventory and other assets. This agreement is also guaranteed by all subsidiaries of the Company, excluding KDL Holdings, LLC, a consolidated entity of KDL, Inc. The majority stockholder’s balance of $2,814,166 accrued interest at 13.0% (payable monthly). The majority stockholder’s spouse’s balance of $450,000 accrued interest at rates ranging from 8% to 10% (payable monthly). Principal on both balances is due in full at least 13 months from the date written notification of repayment demand is made by the parties. As of September 30, 2009, no such notification was made. The parties have signed an agreement subordinating these notes to bank notes.

Interest expense incurred by the Company under the above agreements was $402,835, $402,835 and $402,842 for the years ended September 30, 2009, 2008 and 2007, respectively.

Q-Comm Corporation

Notes to Consolidated Financial Statements

September 30, 2009, 2008 and 2007

Note 3:    Acquired Intangible Assets and Goodwill

The carrying basis and accumulated amortization of recognized intangible assets at September 30, 2009 and 2008 was:

	2009		2008
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets
Customer relationships	$28,762,000	$(5,120,910)	$28,762,000	$(3,138,622)
Business systems software	1,713,000	(1,475,083)	1,713,000	(904,083)
Other	714,000	(76,851)	714,000	(47,103)
OMU wireless business	495,894	(165,299)	—	—

	$31,684,894	$(6,838,143)	$31,189,000	$(4,089,808)

Unamortized intangible assets
Trade name	$1,000,000		$1,000,000
Licenses and permits	5,695,000		5,695,000

	$6,695,000		$6,695,000

Amortization expense for the year ended September 30, 2009, 2008 and 2007 was $2,748,335, $2,583,036 and $1,506,772, respectively. Estimated amortization expense for each of the following five years and thereafter is:

2010	$2,497,899
2011	2,094,684
2012	2,012,036
2013	1,517,549
2014	1,352,721
Thereafter	15,371,862

The changes in the carrying amount of goodwill for the years ended September 30, 2009 and 2008 was:

	2009	2008
Balance as of October 1	$37,267,973	$36,970,473
Goodwill acquired during the year	—	297,500
Goodwill written off related to sale of business	(298,532)	—

Balance as of September 30	$36,969,441	$37,267,973

Q-Comm Corporation

Notes to Consolidated Financial Statements

September 30, 2009, 2008 and 2007

Note 4:    Long-Term Debt

	2009	2008
Note payable, finance company (A)	$625,864	$144,693
Note payable, line of credit (B)	36,000,000	16,508,800
Term note payable (B)	220,192,000	235,800,000
Mortgage note payable (C)	4,983,468	5,147,434
Mortgage note payable (D)	2,370,397	2,441,456
RUS promissory note payable, USA (E)	31,308,828	20,249,729

	295,480,557	280,292,112
Less current maturities	18,494,600	16,852,246

	$276,985,957	$263,439,866

(A)	Notes payable to finance company, bearing interest at 2.97%, with principal due in monthly installments ranging from $905 to $909. Notes are collateralized by vehicles. Notes mature in 2011.
(B)	On February 26, 2007, Kentucky Data Link, Inc., a subsidiary of the Company, entered into a credit agreement with a financial institution acting as administrative agent to provide a total commitment of $280,000,000 through several financial institutions. The agreement is collateralized by a security interest in various types of collateral with the Company and certain subsidiaries who also act as Guarantors. The agreement provides the Company with a revolving line of $40,000,000 that expires on February 26, 2012 and a term loan commitment of $240,000,000 that expires on February 26, 2014. The term loan requires quarterly principal payments of $600,000 through the maturity date, plus monthly interest payments accruing at a variable rate of LIBOR plus 2.25%. The line of credit requires monthly interest payments accruing at a variable rate (LIBOR plus 1.50% – 2.25%) based on the Company’s funded debt to earnings before interest, taxes, depreciation and amortization (EBITDA) ratio. This agreement also contains covenants for the parent company and affiliates to maintain certain financial ratios and requires a mandatory repayment on the term note for 50% of any consolidated excess cash flows as defined in the agreement.

For the year ended September 30, 2009, the Company was required to make a mandatory repayment of $13,500,000 under this agreement subsequent to year end. This amount is included in current maturities of long-term debt.

As of February 2009, the Company increased the revolver from $40,000,000 to $49,000,000 with the same expiration date of February 26, 2012.

(C)	Mortgage note payable, due July 1, 2021, payable in monthly installments, plus interest at 6.15% and collateralized by a security interest in real estate.
(D)	Mortgage note payable, due January 1, 2022, payable in monthly installments, plus interest at 6.58% and collateralized by a security interest in real estate.
(E)	Cinergy MetroNet, Inc., a subsidiary of the Company entered into a promissory note payable to the United Sates of America, acting through the Administrator of the Rural Utilities Service “RUS”, to provide borrowings up to $106,785,000. Advances on the note can be made through November 14, 2010. The agreement requires monthly interest payments beginning the date of each advance accruing at the Direct Cost of Money Interest rate, published by the Secretary of the Treasury. Rates as of September 30, 2009 for outstanding advances currently range from 3.98% to 4.79%. Payments of outstanding principal begin on the first anniversary of the month following the initial advance (beginning December 31, 2007) in amounts that will pay all principal and interest due on each advance no later than the maturity date of November 14, 2021.

Q-Comm Corporation

Notes to Consolidated Financial Statements

September 30, 2009, 2008 and 2007

Outstanding borrowings are secured by all assets acquired with loan proceeds. The agreement requires the maintenance of defined amounts in member’s equity and working capital of the Subsidiary and also contains certain restrictions as to the use of the proceeds as well as payments of dividends or redemption of capital stock. The Company has loan funds available from RUS totaling $73,186,888.

The following is the maturities schedule at September 30, 2009:

2010	$18,494,600
2011	5,063,107
2012	40,973,750
2013	5,016,949
2014	199,824,221
Thereafter	26,107,930

$295,480,557

Note 5:    Income Taxes

The provision for income taxes for the years ended September 30, 2009, 2008 and 2007 includes these components:

	2009	2008	2007
Taxes currently payable	$2,455,130	$5,297,600	$5,562,500
Deferred income taxes	8,141,280	3,333,700	(17,800)

Provision for income taxes	$10,596,410	$8,631,300	$5,544,700

Q-Comm Corporation

Notes to Consolidated Financial Statements

September 30, 2009, 2008 and 2007

The tax effects of temporary differences related to deferred taxes shown on the consolidated balance sheets are as follows:

	2009	2008
Deferred tax assets
Allowance for doubtful accounts	$1,820,300	$1,397,700
Accrued expenses and other	3,386,300	2,652,800
Net operating loss carryforwards	4,286,700	3,438,100
Property and sales tax reserves	1,385,200	1,248,000
AMT credits	453,200	949,000
Fair value of interest rate swap agreement	5,348,000	2,629,000

	16,679,700	12,314,600

Deferred tax liabilities
Accumulated depreciation	(22,526,400)	(15,457,800)
Prepaid expenses and intangibles	(5,380,800)	(3,507,000)

	(27,907,200)	(18,964,800)

Net deferred tax liability before valuation allowance	(11,227,500)	(6,650,200)

Valuation allowance
Beginning balance	(3,080,100)	(1,033,500)
(Increase) during the period	(876,400)	(2,046,600)

Ending balance	(3,956,500)	(3,080,100)

Net deferred tax liability	$(15,184,000)	$(9,730,300)

The above net deferred tax liability is presented on the consolidated balance sheets as follows:

	2009	2008
Deferred tax asset – current	$1,254,400	$1,265,400
Deferred tax liability – long-term	(16,438,400)	(10,995,700)

Net deferred tax liability	$(15,184,000)	$(9,730,300)

A reconciliation of income tax expense at the statutory rate to the Company’s actual income tax expense is shown below:

	2009	2008	2007
Computed at the statutory rate (34%)	$9,461,723	$6,175,985	$3,754,000
Increase (decrease) resulting from
State income taxes	2,490,569	2,451,194	1,026,500
Nondeductible expenses and other	(2,232,282)	(1,093,479)	(269,300)
Change in valuation allowance	876,400	2,046,600	1,033,500
AMT credits	—	(949,000)	—

Actual tax provision	$10,596,410	$8,631,300	$5,544,700

Q-Comm Corporation

Notes to Consolidated Financial Statements

September 30, 2009, 2008 and 2007

As of September 30, 2009, the Company had approximately $450,000 of alternative minimum tax credits available to offset future federal income taxes. The credits have no expiration date.

Note 6:    Leasing Activities

Lessor

The Company enters into operating lease agreements to lease portions of its fiber optic line strands (Indefeasible Right to Use (IRU) agreements) and its fiber optic network capacity (Capacity agreements) through August 2028. An IRU agreement is prepaid by the lessee and amortized over the life of the contract using the straight-line method. A Capacity agreement is paid by the lessee on a monthly basis. Future minimum lease payments receivable and amortization of deferred revenue at September 30, 2009 are as follows:

	IRU Agreements	Capacity Agreements	Total
2010	$1,389,873	$110,140,893	$111,530,766
2011	1,152,007	74,770,056	75,922,063
2012	1,039,812	39,758,695	40,798,507
2013	874,146	22,655,806	23,529,952
2014	752,664	7,136,850	7,889,514
Thereafter	4,489,848	3,386,088	7,875,936

	$9,698,350	$257,848,388	$267,546,738

The Company also enters into various IRU and Capacity agreements that expire within one year. Total fiber and IRU revenues for 2009, 2008 and 2007 totaled approximately $109,247,000, $145,672,000 and $105,691,000, respectively.

Lessee

The Company has various IRU agreements to lease a portion of fiber optic line strands from companies with expiration dates through 2047. Amortization expense for the years ended September 30, 2009, 2008 and 2007 was approximately $1,808,326, $1,309,070 and $902,200, respectively.

The Company also has various noncancellable operating leases for equipment and office space, which expire in various years through 2014. Rent expense for 2009, 2008 and 2007 was $2,510,878, $2,954,890 and $2,163,151, respectively. Future minimum lease payments payable and amortization of deferred expenses at September 30, 2009 are as follows:

	IRU Agreements	Other Leases	Total
2010	$2,045,051	$2,008,889	$4,053,940
2011	2,045,051	1,624,159	3,669,210
2012	2,045,051	686,848	2,731,899
2013	2,045,051	26,296	2,071,347
2014	2,045,051	19,936	2,064,987
Thereafter	22,179,105	—	22,179,105

	$32,404,360	$4,366,128	$36,770,488

Q-Comm Corporation

Notes to Consolidated Financial Statements

September 30, 2009, 2008 and 2007

Note 7:     Incentive Stock Option Plans

The Company adopted Incentive Stock Option Plans, which are Board of Directors approved for the benefit of key Associates, dated October 1, 1998, January 1, 2001, January 1, 2002, January 1, 2004, January 1, 2005, January 1, 2007 and January 1, 2008. The Company believes that such awards better align the interests of its Associates with those of its shareholders. Option awards are generally granted with an exercise price equal or greater to the market price of the Company’s stock at the date of grant; those option awards generally vest based on nine years of continuous service and have ten-year contractual terms. Share awards generally vest over a five-year vesting schedule at the rate of 20% per year, commencing on a date that is five years from the Associate’s entrance into the plan. Incentive Stock Option awards provide for accelerated vesting if there is a sale or merger (as defined in the Plans).

A summary of the status of the plans at September 30, 2009, 2008 and 2007 and changes during the years then ended is presented below:

	2009		2008		2007
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding, beginning of year	656,854	$10.28	762,739	$9.52	1,551,174	$3.73
Granted	70,000	18.00	40,000	18.00	193,563	15.46
Exercised	(11,681)	6.22	(66,434)	1.30	(782,028)	1.28
Forfeited	(23,656)	15.49	(79,451)	14.35	(199,970)	2.62

Outstanding, end of year	691,517	$10.95	656,854	$10.28	762,739	$9.52

Options exercisable, end of year	200,646		129,487		156,105

The following table summarizes information about employee stock options under the plans outstanding at September 30, 2009:

Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable
$6.22	205,916	1.45 years	$ 6.22	154,256
10.00	269,538	4.67 years	10.00	46,390
15.00	86,063	7.26 years	15.00	—
17.00	35,000	7.26 years	17.00	—
18.00	95,000	8.26 years	18.00	—

The weighted-average grant-date fair value of options granted during the years ended 2009 and 2008 was $1.43 and $0.22, respectively.

Effective October 1, 2006, the Company adopted the fair value recognition provisions for share-based payments (formerly under the guidance of Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payment). As allowed by this statement, the fair value of each option award is estimated on the date of grant using a Black Scholes option valuation model that uses the assumptions noted in the following table. Expected volatility is base on historical volatility of the NASDAQ Telecommunications Index (^IXUT) and other factors.

Q-Comm Corporation

Notes to Consolidated Financial Statements

September 30, 2009, 2008 and 2007

The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2009	2008
Expected volatility	36%	34%
Expected dividends	0%	0%
Expected term (in years)	10.00	10.00
Risk-free rate	3.31%	3.74%

Total compensation cost recognized in the income statement for share-based payment arrangements during the years 2009, 2008 and 2007 was $17,308, $5,321 and $13,405, respectively. The recognized tax benefit related thereto was $6,058, $1,862 and $5,400 for the years ended September 30, 2009, 2008 and 2007, respectively.

As of September 30, 2009 and 2008, there was $152,533 and $81,594, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a period of nine and eight years for 2009 and 2008, respectively. The total fair value of shares vested during the years ended September 30, 2009, 2008 and 2007 was $10,191, $3,156 and $19,120, respectively.

Cash received from option exercises under all share-based payment arrangements for the years ended September 30, 2009, 2008 and 2007 was $72,656, $86,237 and $1,002,364, respectively.

Note 8:     Profit Sharing Plan

The Company has a defined contribution plan covering substantially all employees. The Company’s contributions to the plan are determined annually by the Board of Directors. Effective January 1, 2004, the Company elected to incorporate the Safe Harbor Provisions into its defined contribution plan. For 2009, 2008 and 2007, the Company matched 100% of employee deferrals up to 3.0% of eligible compensation and 50% of employee deferrals from 3.0% to 6.0% of eligible compensation. Contributions to the plan were $1,180,488, $1,013,473 and $556,527 for 2009, 2008 and 2007, respectively.

Note 9:     Commitments

The Company has entered into numerous collocation agreements that allow it to locate equipment in facilities owned by telecommunication providers. Additionally, the Company is involved in numerous pole attachment agreements which allow it to extend its fiber optic network.

Typically, these agreements involve locating multiplexing/muxing equipment (a rack) in local exchange carrier (LEC) central offices. These agreements have specified beginning and ending dates; however, absent notification from either party of the intent to end the agreement, the term automatically converts to a month-to-month agreement with no specified ending date. These agreements typically require minimal rental payments for the use of the space and are assumed to exist in near perpetuity.

Should the Company elect to exit such an agreement, the terms provide that they are responsible for both the removal of the equipment and fiber as well as the cost of returning the space to its original condition.

Q-Comm Corporation

Notes to Consolidated Financial Statements

September 30, 2009, 2008 and 2007

ASC 410, Asset Retirement and Environment Obligations (formerly, FASB Interpretation 47, Accounting for Conditional Asset Retirement Obligations) requires a liability to be recognized in the period in which (1) a legal obligation to retire a long-lived asset exists and (2) the fair value of the obligation based on retirement cost and settlement date is reasonably estimable.

The Company believes it has a legal obligation to remove the aforementioned equipment and to restore the facilities upon termination of agreements. However, it believes it does not have a reasonable basis by which to assign probabilities to the timing of the potential agreement terminations and, accordingly, cannot reasonably estimate the fair value of the asset retirement obligation.

Note 10:     Business Acquisitions

On February 26, 2007, the Company acquired 100% of the outstanding common stock of Norlight Telecommunications, Inc. The results of Norlight Telecommunication, Inc.’s operations have been included in the consolidated financial statements since that date. Norlight is a facilities-based communications company that provides network and Internet Protocol and Enhanced (IP&E) managed services solutions to wholesale and commercial customers. The acquisition is intended to expand the Company’s market into a new geographic territory. The Company also expects to reduce costs through economies of scale.

The aggregate purchase price was $182,963,724. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The Company obtained third-party valuations of certain property, plant and equipment and intangible assets to determine the fair value of certain assets acquired. Fair value of assets determined by the third-party valuation was $110,123,000 for property, plant and equipment and $37,884,000 for intangible assets.

Current assets	$5,617,955
Property, plant and equipment	115,585,565
Intangible assets	37,884,000
Goodwill	36,970,473
Other assets	994,406

Total assets acquired	197,052,399

Current liabilities	10,749,865
Other liabilities	3,338,810

Total liabilities assumed	14,088,675

Net assets acquired	$182,963,724

Of the $37,884,000 of acquired intangible assets, $6,695,000 was assigned to the Norlight Trade Name and acquired licenses and permits that are not subject to amortization. The remaining $31,189,000 of acquired intangible assets was related to established customer relationships, internal business systems software and favorable operating IRU agreements and has useful lives ranging from five to 24 years.

Upon acquisition, the assets and liabilities of the Company were allocated to separate reporting units, which management believes appropriately represents the two significant business units for Norlight Telecommunications, Inc. Effective August 31, 2007, the assets and liabilities of the commercial unit were assigned to Cinergy Communications Company, Inc, which was renamed to Norlight, Inc.

Q-Comm Corporation

Notes to Consolidated Financial Statements

September 30, 2009, 2008 and 2007

The wholesale reporting unit’s assets and liabilities continue to be held under Norlight Telecommunications, Inc. Allocation of acquired assets and liabilities to each reporting unit is as follows at the acquisition date:

	Commercial	Wholesale	Total
Current assets	$2,924,657	$2,693,298	$5,617,955
Property, plant and equipment	14,682,934	100,902,631	115,585,565
Intangible assets	5,955,000	31,929,000	37,884,000
Goodwill	7,148,336	29,822,137	36,970,473
Other assets	164,317	830,089	994,406

Total assets acquired	30,875,244	166,177,155	197,052,399

Current liabilities	1,587,276	9,162,589	10,749,865
Other liabilities	24,742	3,314,068	3,338,810

Total liabilities assumed	1,612,018	12,476,657	14,088,675

Net assets acquired	$29,263,226	$153,700,498	$182,963,724

To better align the activities and synergies of the two business units with the operations of the Company, management combined the activity from the date of acquisition of the commercial unit with Norlight, Inc. (formerly Cinergy Communications Company, Inc.) and the wholesale unit with Kentucky Data Link, Inc.

Note 11:     Interest Rate Swap Agreements

As a strategy to maintain acceptable levels of exposure to the risk of changes in future cash flows due to interest rate fluctuations, the Company had entered into an interest rate swap agreement for a portion of its floating rate debt. Prior to March 2007, the agreement provided for the Company to receive interest from the counterparty at LIBOR and to pay interest to the counterparty at a fixed rate of 4.615% on the notional amount of $25,000,000. Under the agreement, the Company paid or received the net interest amount monthly, with the monthly settlements included in interest expense. In March 2007, the Company re-designated this agreement as a hedge of the newly acquired floating rate debt (see Note 4).

In March 2007, the Company also entered into multiple additional interest rate-swap agreements for portions of the new floating rate debt. The agreements provide for the Company to receive interest from the counterparties at LIBOR and to pay interest to the counterparties at fixed rates ranging from 4.880% to 4.950% on the notional amounts in aggregate of $216,000,000. Under the agreement, the Company pays or receives the net interest amount quarterly through expiration of the agreements which settle between 2010 and 2012, with the quarterly settlements included in interest expense.

During 2009, the Company also entered into multiple additional interest rate swap agreements that go into effect April 2010, but for which a liability is recorded at year-end, for portions of the new floating rate debt. The agreements provide for the Company to receive interest from the counterparties at LIBOR and to pay interest to the counterparties at fixed rates ranging from 2.595% to 2.655% on the notional amounts in aggregate of $40,000,000. Under the agreement, the Company pays or receives the net interest amount quarterly through expiration of the agreements which settle between 2010 and 2013, with the quarterly settlements included in interest expense.

Management has designated the interest rate swap agreements as cash flow hedging instruments, and has determined that they are highly effective and qualify for hedge accounting under the provisions of ASC 815, Derivatives and Hedging. As a result, the agreement is recorded at its fair value with subsequent changes in fair value included in comprehensive income.

Q-Comm Corporation

Notes to Consolidated Financial Statements

September 30, 2009, 2008 and 2007

At September 30, 2009 and 2008, the Company has recorded a liability of $14,455,676 and $7,105,868, respectively, relating to the fair value of these agreements, which is included in other liabilities on the accompanying consolidated balance sheets.

Note 12:     Disclosures About Fair Value of Assets and Liabilities

Effective October 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157), which was subsequently incorporated into FASB Accounting Standards Codification (ASC) as Topic 820. Topic 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Topic 820 has been applied prospectively as of the beginning of the year.

Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying consolidated balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Interest Rate Swap

The agreements are recorded at fair value with subsequent changes in fair value included in interest expense. The fair value is estimated by a third party using inputs that are observable or that can be corroborated by observable market data and, therefore, are classified within Level 2 of the valuation hierarchy.

Short-term Investments

Short-term investments consist primarily of auction rate securities. Fair value is estimated by management based on their discussions with financial institutions, as well as using certain observable inputs, including other transactions of similar securities by other companies and, therefore, are classified within Level 3 of the valuation hierarchy. Remaining short-term investments are equity securities and exchange traded funds that are quoted.

Q-Comm Corporation

Notes to Consolidated Financial Statements

September 30, 2009, 2008 and 2007

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying consolidated balance sheet measured at fair value on a recurring basis and the level within the Topic 820 fair value hierarchy in which the fair value measurements fall at September 30, 2009:

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap agreements	$14,455,676	$—	$14,455,676	$—
Short-term investments	3,356,251	1,464,751	—	1,891,500

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying consolidated balance sheet using significant unobservable (Level 3) inputs:

Short-term Investments
Balance, October 1, 2008	$2,891,500
Purchases, issuances and settlements	(1,000,000)

Balance, September 30, 2009	$1,891,500

Total gains or losses for the period included in net income attributable to the change in unrealized gains or losses related to assets and liabilities still held at the reporting date	$—

Realized and unrealized gains and losses included in net income for the period from October 1, 2008 through September 30, 2009, are reported in the consolidated statements of income as follows:

Other Income (Expense)
Total gains or losses in other income (expense)	$(56,629)
Change in unrealized gains or losses relating to assets still held at the balance sheet date	(61,418)

The following methods were used to estimate the fair value of all other financial instruments recognized in the accompanying consolidated balance sheet at amounts other than fair value.

Cash and Cash Equivalents

The carrying amount approximates fair value.

Long-term Debt

The carrying amount approximates fair value for the majority of the debt because the interest rate for these instruments is generally variable based on specified financial instruments. The fair value for remaining debt with fixed interest rates is estimated based on the borrowing rates currently available to the Company with similar terms and maturities and funding agencies.

Q-Comm Corporation

Notes to Consolidated Financial Statements

September 30, 2009, 2008 and 2007

The following table presents estimated fair values of the Company’s financial instruments at September 30, 2009 and 2008:

	2009		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$6,244,741	$6,244,741	$2,655,727	$2,655,727
Short-term investments	3,356,251	3,356,251	4,575,763	4,575,763

Financial liabilities
Long-term debt and notes payable
Fixed rate debt	38,662,693	38,662,693	27,838,619	27,838,619
Note payable to stockholder	3,264,116	3,264,116	3,264,166	3,264,166
Variable rate debt	256,817,864	256,817,864	252,453,493	252,453,493
Interest rate swap agreement	14,455,676	14,455,676	7,105,868	7,105,868

Note 13:    Economic Conditions and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain economic conditions and current vulnerabilities due to certain concentrations. Those matters include the following:

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material effect on the financial position, results of operations or cash flows of the Company.

Major Customer

Approximately 9%, 11% and 13% of the Company’s sales were from transactions with one company for the years ended September 30, 2009, 2008 and 2007, respectively.

Current Economic Conditions

The current economic environment presents telecommunications companies with circumstances and challenges. The financial statements have been prepared using values and information currently available to the Company.

Current economic and financial market conditions could adversely affect our results of operations in future periods. The current instability in the financial markets may make it difficult for the Company to obtain financing, which could have an adverse impact on the Company’s future operating results.

ANNEX D

Q-Comm Corporation

Consolidated Financial Statements and Notes

September 30, 2010

Unaudited

Q-Comm Corporation

September 30, 2010

Q-Comm Corporation

Unaudited Consolidated Balance Sheet

As of September 30, 2010

Assets
Current Assets:
Unrestricted cash and cash equivalents	$12,274,432
Restricted cash	4,435,538
Accounts receivable (less allowance for doubtful accounts of $2,062,095)	22,874,793
Prepaid expenses and other	12,390,709

Total current assets	51,975,472

Goodwill	36,969,440
Other intangibles, net	29,043,852
Net property, plant and equipment	358,620,025
Deferred expenses	32,156,073
Other assets	10,460,094

Total Assets	$519,224,956

Liabilities and Shareholders’ Equity
Current Liabilities:
Current maturities of long-term debt	$19,803,430
Accounts payable	18,242,950
Advance payments	19,822,099
Accrued taxes	7,706,940
Accrued interest	107,355
Other current liabilities	15,083,045

Total current liabilities	80,765,819

Long-term debt	304,599,589
Due to stockholders	3,264,166
Deferred income taxes	26,786,800
Other liabilities	20,876,614

Total liabilities	436,292,988

Commitments and Contingencies (See Note 9)
Shareholders’ Equity:
Common stock, Class A, $.0005 par value: 35,000,000 shares authorized, 17,619,953 shares issued and outstanding	10,386
Common stock, Class B, non-voting: $.0005 par value; 5,000,000 shares authorized, 1,408,743 shares issued	800
Capital contribution receivable	(62,200)
Additional paid-in capital	29,838,426
Accumulated other comprehensive loss	(7,135,571)
Retained earnings	70,268,423
Treasury stock, at cost; 3,354,648 shares held	(9,988,296)

Total shareholders’ equity	82,931,968

Total Liabilities and Shareholders’ Equity	$519,224,956

See Notes to Unaudited Consolidated Financial Statements

Q-Comm Corporation

Unaudited Consolidated Statement of Income

As of September 30, 2010

Revenues and sales:
Service revenues	$246,679,132

Total revenues and sales	246,679,132

Costs and expenses:
Cost of services (exclusive of depreciation and amortization included below)	85,282,148
Selling, general, administrative and other	66,545,373
Depreciation and amortization	48,438,298

Total costs and expenses	200,265,819

Operating income	46,413,313
Other income, net	882,708
Interest expense	(14,734,638)

Income before income taxes	32,561,383
Income taxes	14,401,966

Net income	$18,159,417

See Notes to Unaudited Consolidated Financial Statements

Q-Comm Corporation

Unaudited Consolidated Statement of Shareholders’ Equity

Year Ended September 30, 2010

	Common Stock Class A	Common Stock Class B	Capital Contribution Receivable	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total
Balance at September 30, 2009	$10,386	$791	$(62,200)	$29,557,674	$(9,256,521)	$52,280,703	$(9,674,640)	$62,856,193

Net income	—	—	—	—	—	18,159,417	—	18,159,417
Other comprehensive income, net of tax:
Unrealized holding gain on securities	—	—	—	—	148,848	—	—	148,848
Change in fair value of interest rate swaps	—	—	—	—	1,972,102	—	—	1,972,102

Comprehensive income	—	—	—	—	2,120,950	18,159,417	—	20,280,367

Stock issued	—	9	—	280,752	—	—	—	280,761
Purchase of treasury stock	—	—	—	—	—	—	(313,656)	(313,656)
Other adjustments	—	—	—	—	—	(171,697)	—	(171,697)

Balance at September 30, 2010	$10,386	$800	$(62,200)	$29,838,426	$(7,135,571)	$70,268,423	$(9,988,296)	$82,931,968

See Notes to Unaudited Consolidated Financial Statements

Q-Comm Corporation

Unaudited Consolidated Statement of Cash Flows

Year Ended September 30, 2010

Cash Provided from Operations:
Net income	$18,159,417
Adjustments to reconcile net income to net cash provided from operations:
Depreciation and amortization	48,438,298
Provision for doubtful accounts	1,297,536
Deferred taxes	10,024,797
Changes in operating assets and liabilities, net:
Accounts receivable	(5,385,014)
Prepaid and other expenses	4,259,296
Accounts payable	6,220,431
Other current liabilities	(20,155,687)
Accrued taxes	7,706,940
Deferred expenses	(900,218)
Other liabilities	12,346,845
Other, net	(10,231,268)

Net cash provided from operations	71,781,373

Cash Flows from Investing Activities:
Additions to property, plant and equipment	(93,591,711)
Sale of investment	3,356,251
Other, net	(4,405,789)

Net cash used in investing activities	(94,641,249)

Cash Flows from Financing Activities:
Repayment of debt	(21,875,064)
Debt issued	50,797,526
Issuance of common stock	280,761
Purchase of treasury stock	(313,656)

Net cash provided from financing activities	28,889,567

Increase in cash and cash equivalents	6,029,691
Cash and Cash Equivalents:
Beginning of period	6,244,741

End of period	$12,274,432

See Notes to Unaudited Consolidated Financial Statements

Q-Comm Corporation

Notes to Unaudited Consolidated Financial Statements

September 30, 2010

Note 1:    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

The Company, through its subsidiaries, is a diversified provider of telecommunications and like services. The Company is organized based on the products and services that it offers and operates its business as multiple reporting segments. Kentucky DataLink operates a fiber optic network which spans in excess of 30,000 route miles. Over this network, it provides fiber optic transport, dedicated Internet access and ancillary services to its customers. Its fiber optic transport offerings range from T-1 circuits to 10 Gbps wavelengths. Customers include wireless service providers, incumbent local telephone companies, internet service providers, providers of cable television service, competitive local exchange companies, long distance companies and the like. Norlight Small Business offers data and voice communications services to small business customers. The Company’s other operations provide cable television, home security, network management, hosted PBX and hosted application services. The Company extends unsecured credit to its customers.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Norlight, Inc. (formerly Cinergy Communications Company), Cinergy MetroNet, Inc., Kentucky Data Link, Inc., Equity Leasing, Inc., EIC Insurance, Inc., nGenX Corporation, Norlight Data Centers, Inc., Q Services, Inc. and Norlight Telecommunications, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are depreciated over the estimated useful life of each asset. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful lives of the improvements. Annual depreciation is primarily computed using straight-line methods.

Construction in progress includes expenditures for projects primarily related to new fiber optic cable route installation and collocation projects.

The Company capitalizes interest costs as a component of construction in progress, based on the weighted average rates paid for long-term borrowing. Total interest incurred was:

Interest costs capitalized	$4,213,000
Interest costs charged to expense	13,739,891

Total interest incurred	$17,952,891

Q-Comm Corporation

Notes to Unaudited Consolidated Financial Statements, Continued

Year Ended September 30, 2010

Income Taxes

Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Uncertain Tax Positions

The Company accounts for income taxes in accordance with income tax accounting guidance ASC 740, Income Taxes). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term “more likely than not” means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to the management’s judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company files consolidated federal income tax returns. With few exceptions, the Company is no longer subject to state income tax examinations by tax authorities for years prior to 2006. The Company did not have any uncertain tax positions at September 30, 2010.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At September 30, 2010, cash equivalents consisted primarily of money market accounts.

Restricted Cash

Cinergy MetroNet, a subsidiary of the Company, is required to maintain a Pledged Deposit Account for all unspent proceeds received from a promissory note payable to the United Sates of America, acting through the Administrator of the Rural Utilities Service “RUS” (see Note 4). The agreement contains certain restrictions as to the use of the proceeds. Unused loan proceeds held in the pledged account were $4,435,538 as of September 30, 2010.

Q-Comm Corporation

Notes to Unaudited Consolidated Financial Statements, Continued

Year Ended September 30, 2010

Revenue Recognition

Revenue from the use of telecommunication lines is recognized in the month that service was rendered. Revenue from long-term agreements, such as IRU and capacity agreements (see Note 6), is recognized on the straight-line method over the term of the contract. Advance payments also includes amounts collected one month in advance.

Other Assets

Other assets contain equipment and parts staged in the Company’s warehouse. This equipment is awaiting deployment on new construction, repairs and maintenance or designated spares. Spare equipment is used in immediate replacement of failed equipment or fiber cuts.

Stock Option Plans

At September 30, 2010, the Company has a stock-based Associate compensation plan, which is described more fully in Note 7. Effective October 1, 2006, the Company adopted the fair value recognition provisions related to share-based payments. Accordingly, after October 1, 2006, the Company began expensing the fair value of stock options granted, modified, repurchased or cancelled.

Accounts Receivable

Accounts receivable are stated at the amounts billed to the customers plus any accrued and unpaid interest. The Company provides an allowance for doubtful accounts, which is based upon a review of the outstanding receivables, historical collection information and existing economic conditions.

Accounts receivable are ordinarily due 30 days after the issuance of the invoice. Accounts past due more than 90 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Note 2:    Related Party Transactions

The Company has an amount of $3,264,166 due to the majority shareholder and his spouse, which is collateralized by property and equipment, accounts receivable, inventory and other assets. This agreement is also guaranteed by all subsidiaries of the Company, excluding KDL Holdings, LLC, a consolidated entity of KDL, Inc. The majority shareholder’s balance of $2,814,166 accrued interest at 13 percent (payable monthly). The majority shareholder’s spouse’s balance of $450,000 accrued interest at rates ranging from 8% to 10% (payable monthly). Principal on both balances is due in full at least 13 months from the date written notification of repayment demand is made by the parties. As of September 30, 2010, no such notification was made. The parties have signed an agreement subordinating these notes to bank notes.

Interest expense incurred by the Company under the above agreements was $403,632 for the year ended September 30, 2010.

Q-Comm Corporation

Notes to Unaudited Consolidated Financial Statements, Continued

Year Ended September 30, 2010

Note 3:    Acquired Intangible Assets and Goodwill

The carrying basis and accumulated amortization of recognized intangible assets at September 30, 2010 was:

	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets
Customer relationships	$28,762,000	$(7,103,198)
Business systems software	1,713,000	(1,713,000)
Wireless business and other	1,209,894	(519,844)

	$31,684,894	$(9,336,042)

Unamortizedintangible assets
Licenses & permits	$5,695,000
Trade name	1,000,000

	$6,695,000

Amortization expense for the year ended September 30, 2010 was $2,497,900. Estimated amortization expense for each of the following five years and thereafter is:

2011	$2,094,685
2012	2,012,036
2013	1,517,549
2014	1,352,721
2015	1,352,721
Thereafter	14,019,139

$22,348,852

During the twelve months ended September 30, 2010, there were no changes in the carrying amounts of goodwill held by the Kentucky DataLink or Norlight Small Business segments of $29,822,137 and $7,147,303, respectively. The Company completes its impairment review of goodwill annually on September 30 in accordance with authoritative guidance. The Company did not write down goodwill during 2010.

Note 4: Long-Term Debt

Note payable finance company (a)	$806,926
Term Note payable (b)	204,243,000
Mortgage notes payable (c)	7,103,648
Line of credit (b)	47,350,000
RUS payable (d)	64,899,445

Total debt	324,403,019
Current maturities	19,803,430

Long term debt	$304,599,589

(a)	Notes payable to finance company, bearing interest at 2.97%, with principal due in monthly installments ranging from $905 to $909. Notes are collateralized by vehicles. Notes mature in 2011.

Q-Comm Corporation

Notes to Unaudited Consolidated Financial Statements, Continued

Year Ended September 30, 2010

(b)	Kentucky Data Link, Inc., a subsidiary of the Company, is party to a credit agreement with a financial institution acting as administrative agent to provide a total commitment of $295,000,000 through several financial institutions. The agreement is collateralized by a security interest in various types of collateral with the Company and certain subsidiaries who also act as Guarantors. The agreement provides the Company with a revolving line of $55,000,000 that expires on February 26, 2012 and a term loan commitment of $240,000,000 that expires on February 26, 2014. The term loan requires quarterly principal payments of $600,000 through the maturity date, plus monthly interest payments accruing at a variable rate of LIBOR plus 2.25%. The line of credit requires monthly interest payments accruing at a variable rate (LIBOR plus 1.50% – 2.25%) based on the Company’s funded debt to earnings before interest, taxes, depreciation and amortization (EBITDA) ratio. This agreement also contains covenants for the parent company and affiliates to maintain certain financial ratios and requires a mandatory repayment on the term note for 50% of any consolidated excess cash flows as defined in the agreement.

For the year ended September 30, 2010, the Company was required to make a mandatory repayment of $12,084,000 under this agreement subsequent to year end. This amount is included in current maturities of long-term debt.

(c)	Mortgage notes payable, due July 1, 2021 and January 1, 2022, payable in monthly installments, plus interest at 6.15 percent to 6.58 percent and collateralized by a security interest in real estate.
(d)	Cinergy MetroNet, Inc., a subsidiary of the Company entered into a promissory note payable to the United Sates of America, acting through the Administrator of the Rural Utilities Service “RUS”, to provide borrowings up to $106,785,000. In March 2010, Cinergy MetroNet, Inc. signed a new promissory note for $69,036,329, the balance remaining under the original promissory note. Advances under the new note can be made through March 14, 2012. Amounts will be due no later than March 14, 2022. The agreement requires monthly interest payments beginning the date of each advance accruing at the Direct Cost of Money Interest Rate, published by the Secretary of the Treasury. Rates as of September 30, 2010 for outstanding advances currently range from 2.67 percent to 4.79 percent. Outstanding borrowings are secured by all assets acquired with loan proceeds. The agreement contains certain restrictions as to the use of the proceeds as well as payments of dividends or redemption of capital stock. The Company has loan funds available from RUS totaling $4,136,884.

The following is the maturities schedule at September 30, 2010:

2011	$19,803,430
2012	7,722,316
2013	7,859,852
2014	8,071,226
2015	8,291,229
Thereafter	272,654,966

$324,403,019

Note 5:    Income Taxes

The provision for income taxes for the year ended September 30, 2010 includes these components:

Taxes currently payable	$4,786,756
Deferred income taxes	9,615,210

Provision for income taxes	$14,401,966

Q-Comm Corporation

Notes to Unaudited Consolidated Financial Statements, Continued

Year Ended September 30, 2010

The tax effects of temporary differences related to deferred taxes shown on the consolidated balance sheets are as follows:

Deferred tax assets
Allowance for doubtful accounts	$824,900
Accrued expenses and other	4,555,000
Net operating loss carryforwards	4,740,000
Property and sales tax reserves	998,200
AMT credits	643,200
Fair value of interest rate swap agreement	4,190,000
Deferred tax liabilities
Accumulated depreciation	(31,109,800)
Prepaid expenses and intangibles	(6,211,300)

Net deferred tax liability before valuation allowance	(21,369,800)

Valuation allowance
Beginning balance	(3,956,500)
(Increase) during the period	(727,600)

Ending balance	(4,684,100)

Net deferred tax liability	(26,053,900)

At September 30, 2010, the Company had state net operating loss carryforwards of $87,588,151, which expire annually in varying amounts through 2029. The Company establishes valuation allowances when necessary to reduce deferred tax assets to amounts expected to be realized. As of September 30, 2010, the Company recorded a valuation allowance of $4,684,100 related to state loss carryforwards, which are expected to expire and not be utilized. The above net deferred tax liability is presented on the consolidated balance sheets within prepaid expenses and other and deferred income taxes as follows:

Deferred tax asset – current	$732,900
Deferred tax liability – long-term	(26,786,800)

Net deferred tax asset (liability)	$(26,053,900)

A reconciliation of income tax expense at the statutory rate to the Company’s actual income tax expense is shown below:

Computed at the statutory rate (34%)	$11,025,199
Increase (decrease) resulting from
State income taxes	3,196,911
Nondeductible expenses and other	(357,744)
Change in valuation allowance	727,600
AMT credits	(190,000)

Actual tax provision	$14,401,966

As of September 30, 2010, the Company had approximately $643,200 of alternative minimum tax credits available to offset future federal income taxes. The credits have no expiration date.

Q-Comm Corporation

Notes to Unaudited Consolidated Financial Statements, Continued

Year Ended September 30, 2010

Note 6:    Leasing Activities

Lessor

The Company enters into operating lease agreements to lease portions of its fiber optic line strands (Indefeasible Right to Use (IRU) agreements) and its fiber optic network capacity (capacity agreements) through August 2047. An IRU agreement is prepaid by the lessee and amortized over the life of the contract using the straight-line method. A capacity agreement is paid by the lessee on a monthly basis. Future minimum lease payments receivable and amortization of deferred revenue at September 30, 2010 are as follows:

	IRU Agreements	Capacity Agreements	Total
2011	$1,781,555	$105,049,667	$106,831,222
2012	1,236,635	62,738,941	63,975,576
2013	1,071,781	40,376,591	41,448,372
2014	948,672	20,779,302	21,727,974
2015	866,821	8,315,760	9,182,581
Thereafter	5,388,339	5,188,824	10,577,163

	$11,293,803	$242,449,085	$253,742,888

The Company also enters into various IRU and capacity agreements that expire within one year. Total fiber and IRU revenues for 2010 totaled approximately $104,393,156.

Lessee

The Company has various IRU agreements to lease a portion of fiber optic line strands from companies with expiration dates through 2047. Amortization expense for the years ended September 30, 2010 was $1,952,491.

The Company also has various noncancellable operating leases for equipment and office space, which expire in various years through 2014. Rent expense for 2010 was $1,671,139. Future minimum lease payments payable and amortization of deferred expenses at September 30, 2010 are as follows:

	IRU Agreements	Other Leases	Total
2011	$1,947,873	$1,624,559	$3,572,432
2012	1,947,873	687,248	2,635,121
2013	1,947,873	26,696	1,974,569
2014	1,947,873	20,336	1,968,209
2015	1,947,873	4,900	1,952,773
Thereafter	20,277,318	19,075	20,296,393

	$30,016,683	$2,382,814	$32,399,497

Note 7:    Incentive Stock Option Plans

The Company adopted Incentive Stock Option Plans, which are Board of Directors approved for the benefit of key Associates, dated October 1, 1998, January 1, 2001, January 1, 2002, January 1, 2004, January 1, 2005, January 1, 2007 and January 1, 2008. The Company believes that such awards better align the

Q-Comm Corporation

Notes to Unaudited Consolidated Financial Statements, Continued

Year Ended September 30, 2010

interests of its Associates with those of its shareholders. Option awards are generally granted with an exercise price equal or greater to the market price of the Company’s stock at the date of grant; those option awards generally vest based on nine years of continuous service and have ten-year contractual terms. Share awards generally vest over a five-year vesting schedule at the rate of 20% per year, commencing on a date that is five years from the Associate’s entrance into the plan. Incentive Stock Option awards provide for accelerated vesting if there is a sale or merger (as defined in the Plans).

A summary of the status of the plans at September 30, 2010 and changes during the years then ended is presented below:

	Shares	Weighted- Average Exercise Price
Outstanding, beginning of year	691,517	$10.95
Granted	35,000	18.00
Exercised	(17,426)	12.47
Forfeited	(18,900)	12.08

Outstanding, end of year	690,191	$11.24

Options exercisable, end of year		285,688

The following table summarizes information about employee stock options under the plans outstanding at September 30, 2010:

Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable
$6.22	196,590	0.45	$6.22	188,590
10.00	260,038	3.66	10.00	97,098
15.00	78,563	6.26	15.00	—
17.00	35,000	6.26	17.00	—
18.00	120,000	7.26	18.00	—

The weighted-average grant-date fair value of options granted during the years ended 2010 was $13.13.

Effective October 1, 2006, the Company adopted the fair value recognition provisions for share-based payments (formerly under the guidance of Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payment). As allowed by this statement, the fair value of each option award is estimated on the date of grant using a Black Scholes option valuation model that uses the assumptions noted in the following table. Expected volatility is base on historical volatility of the NASDAQ Telecommunications Index (^IXUT) and other factors.

Q-Comm Corporation

Notes to Unaudited Consolidated Financial Statements, Continued

Year Ended September 30, 2010

The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Expected volatility	34%
Expected dividends	0%
Expected term (in years)	9.0 years
Risk-free rate	2.56%

Total compensation cost recognized in the income statement for share-based payment arrangements during the year 2010 was $63,526. The recognized tax benefit related thereto was $22,234 for the year ended September 30, 2010.

As of September 30, 2010, there was $521,769 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a period of eight years for 2010. The total fair value of shares vested during the year ended September 30, 2010 was $17,376.

Cash received from option exercises under all share-based payment arrangements for the year ended September 30, 2010 was $217,395.

Note 8:    Profit Sharing Plan

The Company has a defined contribution plan covering substantially all employees. The Company’s contributions to the plan are determined annually by the Board of Directors. Effective January 1, 2004, the Company elected to incorporate the Safe Harbor Provisions into its defined contribution plan. For 2010, the Company matched 100% of employee deferrals up to 3.0% of eligible compensation and 50% of employee deferrals from 3.0% to 6.0% of eligible compensation. Contributions to the plan were $1,323,288 for 2010.

Note 9:    Commitments

The Company has entered into numerous collocation agreements that allow it to locate equipment in facilities owned by telecommunication providers. Additionally, the Company is involved in numerous pole attachment agreements which allow it to extend its fiber optic network.

Typically, these agreements involve locating multiplexing/muxing equipment (a rack) in local exchange carrier (LEC) central offices. These agreements have specified beginning and ending dates; however, absent notification from either party of the intent to end the agreement, the term automatically converts to a month-to-month agreement with no specified ending date. These agreements typically require minimal rental payments for the use of the space and are assumed to exist in near perpetuity.

Should the Company elect to exit such an agreement, the terms provide that they are responsible for both the removal of the equipment and fiber as well as the cost of returning the space to its original condition.

Note 10:    Interest Rate Swap Agreements

As a strategy to maintain acceptable levels of exposure to the risk of changes in future cash flows due to interest rate fluctuations, the Company had entered into an interest rate swap agreement for a portion of its floating rate debt. Prior to March 2007, the agreement provided for the Company to receive interest from the counterparty at LIBOR and to pay interest to the counterparty at a fixed rate of 4.615% on the notional

Q-Comm Corporation

Notes to Unaudited Consolidated Financial Statements, Continued

Year Ended September 30, 2010

amount of $25,000,000. Under the agreement, the Company paid or received the net interest amount monthly, with the monthly settlements included in interest expense. In March 2007, the Company re-designated this agreement as a hedge of the newly acquired floating rate debt (see Note 4).

In March 2007, the Company also entered into multiple additional interest rate-swap agreements for portions of the new floating rate debt. The agreements provide for the Company to receive interest from the counterparties at LIBOR and to pay interest to the counterparties at fixed rates ranging from 4.880% to 4.950% on the notional amounts in aggregate of $216,000,000. Under the agreement, the Company pays or receives the net interest amount quarterly through expiration of the agreements which settle between 2010 and 2012, with the quarterly settlements included in interest expense.

During 2009, the Company also entered into multiple additional interest rate swap agreements that go into effect April 2010, but for which a liability is recorded at year-end, for portions of the new floating rate debt. The agreements provide for the Company to receive interest from the counterparties at LIBOR and to pay interest to the counterparties at fixed rates ranging from 2.595% to 2.655% on the notional amounts in aggregate of $40,000,000. Under the agreement, the Company pays or receives the net interest amount quarterly through expiration of the agreements which settle between 2010 and 2013, with the quarterly settlements included in interest expense.

Management has designated the interest rate swap agreements as cash flow hedging instruments, and has determined that they are highly effective and qualify for hedge accounting under the provisions of ASC 815, Derivatives and Hedging. As a result, the agreement is recorded at its fair value with subsequent changes in fair value included in comprehensive income.

At September 30, 2010, the Company has recorded a liability of $11,325,751, relating to the fair value of these agreements, which is included in other liabilities on the accompanying consolidated balance sheets.

Note 11:    Disclosures About Fair Value of Assets and Liabilities

Effective October 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157), which was subsequently incorporated into FASB Accounting Standards Codification (ASC) as Topic 820. Topic 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Topic 820 has been applied prospectively as of the beginning of the year.

Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Q-Comm Corporation

Notes to Unaudited Consolidated Financial Statements, Continued

Year Ended September 30, 2010

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying consolidated balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Interest Rate Swap

The agreements are recorded at fair value with subsequent changes in fair value included in interest expense. The fair value is estimated by a third party using inputs that are observable or that can be corroborated by observable market data and, therefore, are classified within Level 2 of the valuation hierarchy.

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying consolidated balance sheet measured at fair value on a recurring basis and the level within the Topic 820 fair value hierarchy in which the fair value measurements fall at September 30, 2010:

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents (a)	$12,274,432	$12,274,432	$—	$—
Interest rate swap agreements (b)	$11,325,571	$—	$11,325,571	$—

(a)	Included in cash and cash equivalents on the unaudited consolidated balance sheet as of September 30, 2010.
(b)	Included in other liabilities on the unaudited consolidated balance sheet as of September 30, 2010.

Realized and unrealized gains and losses included in net income for the period from October 1, 2009 through September 30, 2010, are reported in the consolidated statements of income as follows:

Other Income (Expense)
Total gains or losses in other income (expense)	$(227,479)
Change in unrealized gains or losses relating to assets still held at the balance sheet date	$148,845

The following methods were used to estimate the fair value of all other financial instruments recognized in the accompanying consolidated balance sheet at amounts other than fair value.

Cash and Cash Equivalents

The carrying amount approximates fair value.

Long-term Debt

The carrying amount approximates fair value for the majority of the debt because the interest rate for these instruments is generally variable based on specified financial instruments. The fair value for remaining debt with fixed interest rates is estimated based on the borrowing rates currently available to the Company with similar terms and maturities and funding agencies.

Q-Comm Corporation

Notes to Unaudited Consolidated Financial Statements, Continued

Year Ended September 30, 2010

The following table presents estimated fair values of the Company’s financial instruments at September 30, 2010:

	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$16,709,970	$16,709,970

Financial liabilities
Fixed rate debt	72,003,092	72,003,092
Note payable to stockholder	3,264,116	3,264,116
Variable rate debt	252,399,926	252,399,926

Interest rate swap agreement	11,325,571	11,325,571

Note 12:    Economic Conditions and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain economic conditions and current vulnerabilities due to certain concentrations. Those matters include the following:

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material effect on the financial position, results of operations or cash flows of the Company.

Major Customer

One customer accounts for approximately 10 percent of the Company’s outstanding accounts receivable at September 30, 2010 and 9 percent of revenue for the year ended September 30, 2010.

Current Economic Conditions

The current economic environment presents telecommunications companies with circumstances and challenges. The financial statements have been prepared using values and information currently available to the Company.

Current economic and financial market conditions could adversely affect our results of operations in future periods. The current instability in the financial markets may make it difficult for the Company to obtain financing, which could have an adverse impact on the Company’s future operating results.

Note 13: Business Segments

The Company organizes itself based on the services and products offered by its subsidiaries. Kentucky DataLink operates a fiber optic network which spans in excess of 30,000 route miles. Over this network, it provides fiber optic transport, dedicated Internet access and ancillary services to its customers. Its fiber optic transport offerings range from T-1 circuits to 10 Gbps wavelengths. Carriers, in this instance, are referred to as wireless service providers, incumbent local telephone companies, internet service providers, providers of cable television service, competitive local exchange companies, long distance companies and the like.

Q-Comm Corporation

Notes to Unaudited Consolidated Financial Statements, Continued

Year Ended September 30, 2010

Norlight Small Business offers data and voice communications services to small business customers. Cinergy MetroNet offers voice, internet, and cable television services to residential and business customers. Certain other minor operating segments have been aggregated into other operations. These operations provide home security, network management, hosted PBX and hosted application services, as well as administrative services to the other subsidiaries.

The chief operating decision maker reviews each operating segment for profitability and to determine allocation of resources and uses net income as the basis for evaluation of segment performance.

The Company accounts for affiliated sales at current market prices, tariff rates, or negotiated prices. Transactions between entities are eliminated in the consolidated financial statements. Sales to affiliates are not presented separately to the chief operating decision maker. Transactions between affiliates are eliminated in the consolidated financial statements.

	Kentucky DataLink	Norlight Small Business	Cinergy MetroNet	Other Operations	Total Segments	Eliminations	Consolidated

Revenues and sales	$188,892,895	$51,585,563	$13,507,425	$2,819,624	256,805,507	$(10,126,375)	$246,679,132
Operating expense	94,291,717	51,652,160	13,539,709	58,487,335	217,970,921	(66,143,400)	151,827,521
Depreciation and amortization	35,557,255	5,331,429	7,079,349	470,265	48,438,298	—	48,438,298

Income from operations	59,043,923	(5,398,026)	(7,111,633)	(56,137,976)	(9,603,712)	56,017,025	46,413,313
Interest expense	13,483,400	757,010	744,224	(249,996)	14,734,638	—	14,734,638
Other income and (expense)	652,831	612,009	103,686	55,531,207	56,899,733	(56,017,025)	882,708

Earnings (loss) before income taxes	46,213,354	(5,543,027)	(7,752,171)	(356,773)	32,561,383	—	32,561,383
Provision (credit) for income taxes	18,465,248	(1,583,487)	(2,613,800)	134,005	14,401,966	—	14,401,966

Segment profit (loss)	$27,748,106	$(3,959,540)	$(5,138,371)	$(490,778)	18,159,417	$—	$18,159,417

Assets	$626,934,572	$32,383,840	$79,511,153	$59,637,791	798,467,355	$(279,242,398)	$519,224,956
Capital expenditures	$53,267,648	$1,050,041	$38,466,275	$807,747	93,591,711	$—	$93,591,711

Note 14:    Supplemental Guarantor Information

Subsequent to the acquisition of the Company and certain subsidiaries by Windstream on December 2, 2010 (see Note 15), certain wholly-owned subsidiaries of the Company were designated as guarantors of Windstream’s guaranteed notes. These guarantees are full and unconditional as well as joint and several. The remaining subsidiaries are not guarantors of Windstream’s guaranteed notes.

The following information presents condensed consolidated and combined financial statements of the parent company guarantor, the subsidiary guarantors, and the subsidiary non-guarantors as of and for the year ended September 30, 2010. Investments consist of investments in net assets of subsidiaries held by the parent company and other subsidiaries, and have been presented using the equity method of accounting.

Q-Comm Corporation

Notes to Unaudited Consolidated Financial Statements, Continued

Year Ended September 30, 2010

Condensed Consolidated Balance Sheet

	Parent Guarantor	Guarantors	Non-Guarantors	Eliminations	Consolidated
Assets
Current Assets:
Unrestricted cash and cash equivalents	$(4,114)	$953	$12,277,593	$—	$12,274,432
Restricted cash	—	—	4,435,538	—	4,435,538
Accounts receivable (less allowance for doubtful accounts of $2,062,095)	—	20,535	22,884,309	(30,051)	22,874,793
Prepaid expenses and other	4,723,895	18,152	7,673,475	(24,813)	12,390,709

Total current assets	4,719,781	39,640	47,270,915	(54,864)	51,975,472

Goodwill	—	—	36,969,440	—	36,969,440
Other intangibles, net	—	—	29,043,852	—	29,043,852
Net property, plant and equipment	—	2,976,448	355,643,577	—	358,620,025
Investment in subs	85,607,061	—	11,755,567	(97,362,628)	—
Intercompany receivable	—	7,765,624	—	(7,765,624)	—
Deferred expenses	—	370,048	31,786,025	—	32,156,073
Other assets	—	—	10,460,094	—	10,460,094

Total Assets	$90,326,842	$11,151,760	$522,929,470	$(105,183,116)	$519,224,956

Q-Comm Corporation

Notes to Unaudited Consolidated Financial Statements, Continued

Year Ended September 30, 2010

Condensed Consolidated Balance Sheet (Continued)

	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
Liabilities and Shareholders’ Equity
Current Liabilities:
Current maturities of long-term debt	$—	$—	$19,803,430	$—	$19,803,430
Accounts payable	27,348	—	18,245,653	(30,051)	18,242,950
Advance payments	—	—	19,846,912	(24,813)	19,822,099
Accrued taxes	—	—	7,706,940	—	7,706,940
Accrued interest	—	—	107,355	—	107,355
Other current liabilities	79,253	—	15,003,792	—	15,083,045

Total current liabilities	106,601	—	80,714,082	(54,864)	80,765,819

Long-term debt	—	—	304,599,589	—	304,599,589
Intercompany payable	7,288,273	—	477,351	(7,765,624)	—
Due to stockholders	—	—	3,264,166	—	3,264,166
Deferred income taxes	—	15,400	26,771,400	—	26,786,800
Other liabilities	—	—	20,876,614	—	20,876,614

Total liabilities	7,394,874	15,400	436,703,202	(7,820,488)	436,292,988

Commitments and Contingencies (See Note 9)
Shareholders’ Equity:
Common stock, Class A	10,386	—	600,127	(600,127)	10,386
Common stock, Class B	800	—	—	—	800
Capital contribution receivable	(62,200)	—	—	—	(62,200)
Additional paid-in capital	29,838,426	—	50,050,060	(50,050,060)	29,838,426
Accumulated other comprehensive loss	(7,135,571)	—	(7,135,571)	7,135,571	(7,135,571)
Retained earnings	70,268,423	11,136,360	42,711,652	(53,848,012)	70,268,423
Treasury stock	(9,988,296)	—	—	—	(9,988,296)

Total shareholders’ equity	82,931,968	11,136,360	86,226,268	(97,362,628)	82,931,968

Total Liabilities and Shareholders’ Equity	$90,326,842	$11,151,760	$522,929,470	$(105,183,116)	$519,224,956

Q-Comm Corporation

Notes to Unaudited Consolidated Financial Statements, Continued

Year Ended September 30, 2010

Condensed Consolidated Statement of Income

	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenues and sales:
Service revenues	$—	$269,177	$246,679,132	$(269,177)	$246,679,132

Total revenues and sales	—	269,177	246,679,132	(269,177)	246,679,132

Costs and expenses:
Cost of services	—	80,356	85,268,422	(66,630)	85,282,148
Selling, general, administrative and other	—	772,607	65,975,313	(202,547)	66,545,373
Depreciation and amortization	—	764,970	47,673,328	—	48,438,298

Total costs and expenses	—	1,617,933	198,917,063	(269,177)	200,265,819

Operating income	—	(1,348,756)	47,762,069	—	46,413,313
Earnings (losses) from consolidated subsidaries	18,229,464	—	(1,041,386)	(17,188,078)	—
Other income (expense), net	355,018	—	527,690	—	882,708
Interest expense	249,996	—	(14,984,634)	—	(14,734,638)

Income before income taxes	18,834,478	(1,348,756)	32,263,739	(17,188,078)	32,561,383
Income taxes	675,061	(46,413)	13,773,318	—	14,401,966

Net income	$18,159,417	$(1,302,343)	$18,490,421	$(17,188,078)	$18,159,417

Q-Comm Corporation

Notes to Unaudited Consolidated Financial Statements, Continued

Year Ended September 30, 2010

Condensed Consolidated Statement of Cash Flows

Year Ended September 30, 2010

Unaudited

	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash Provided from Operations:
Net income	$18,159,417	$(1,302,343)	$18,490,421	$(17,188,078)	$18,159,417
Adjustments to reconcile to net income to net cash provided from operations:
Depreciation and amortization	—	764,970	47,673,328	—	48,438,298
Provision for doubtful accounts	—	1,165	1,296,371	—	1,297,536
Equity in earnings (losses) from subsidiaries	(18,229,464)	—	1,041,386	17,188,078	—
Deferred taxes	112,400	15,400	9,896,997	—	10,024,797
Changes in operating assets and liabilities, net	2,190,589	1,718,479	(10,047,743)	—	(6,138,675)

Net cash provided from operations	2,232,942	1,197,671	68,350,760	—	71,781,373

Cash Flows from Investing Activities:
Additions to property, plant and equipment	—	(776,785)	(92,814,926)	—	(93,591,711)
Sale of investment	—	—	3,356,251		3,356,251
Other, net	—	—	(4,405,789)	—	(4,405,789)

Net cash used in investing activities	—	(776,785)	(93,864,464)	—	(94,641,249)

Cash Flows from Financing Activities:
Repayment of debt	—	—	(21,875,064)	—	(21,875,064)
Debt issued	—	—	50,797,526	—	50,797,526
Common stock issued	280,761	—	—	—	280,761
Purchase of treasury stock	(313,656)	—	—	—	(313,656)

Net cash provided from (used in) financing activities	(32,895)	—	28,922,462	—	28,889,567

Increase in cash and cash equivalents	2,200,047	420,886	3,408,758	—	6,029,691
Cash and Cash Equivalents:
Beginning of the period	(2,204,161)	(55,824)	8,504,726	—	6,244,741

End of the period	$(4,114)	$365,062	$11,913,484	$—	$12,274,432

Note 15:    Subsequent Event

On December 2, 2010, the Company was acquired by Windstream Corporation (“Windstream”). Immediately prior to the closing, the Company transferred the EIC Insurance, Inc., Cinergy MetroNet, Inc., nGenX Corporation and Q Services, Inc subsidiaries to a newly formed company owned by the majority shareholder of Q-Comm, allowing the transfer to qualify as a common control transaction.

Upon completion of the acquisition, Windstream paid the acquired debt and and terminated the revolver agreement.

WINDSTREAM CORPORATION

Offer to Exchange

$450,000,000 aggregate principal amount of 7.75% Senior Notes Due 2021 for

$450,000,000 aggregate principal amount of 7.75% Senior Notes Due 2021 that have been registered under the Securities Act of 1933, as amended

The exchange offer will expire at 5:00 p.m.,

New York City time, on May 13, 2011, unless earlier terminated or extended.

PROSPECTUS

April 18, 2011

DEALER PROSPECTUS DELIVERY OBLIGATION

Until May 19, 2011, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotment of subscriptions.